08070039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

DEC 31 2008

Washington, DC
111

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ComTrust Communications, LLC

(Exact name of issuer as specified in its charter)

South Carolina

(State or other jurisdiction of incorporation or organization)

338 Jesse Street, Suite A, Myrtle Beach, SC 29579 (843)424-9160

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Laurel Swilley, 507 West Pine Village Drive, Myrtle Beach, South Carolina 29579 (843) 424-9160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

SIC 4813 NACIS 517911	26-3509121
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
JAN 12 2009
THOMSON REUTERS

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Laurel K. Swilley,	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**507 West Pine Village Drive**
Myrtle Beach, SC 29579	**Myrtle Beach, SC 29579**
Harry L. Montgomery	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**127 Williamsburg Avenue**
Myrtle Beach, SC 29579	**Lake City, SC 29560**
E. Russell Eddins, Jr.	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**4396 Baldwin Avenue, Unit 30**
Myrtle Beach, SC 29579	**Little River, SC 29566**
Elizabeth Updike	
Business Address:	**Home Address:**
3078 Mc Kinnon Way	**3078 Mc Kinnon Way**
Oakton, Virginia 22124	**Oakton, Virginia 22124**

(b) the issuer's officers;

Laurel K. Swilley, Chief Executive Officer	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**507 West Pine Village Drive**
Myrtle Beach, SC 29579	**Myrtle Beach, SC 29579**
Harry L. Montgomery, Chief Financial Officer	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**127 Williamsburg Avenue**
Myrtle Beach, SC 29579	**Lake City, SC 29560**
E. Russell Eddins, Jr., Chief Operating Officer	
Business Address:	**Home Address:**
338 Jesse Street, Suite A	**4396 Baldwin Avenue, Unit 30**
Myrtle Beach, SC 29579	**Little River, SC 29566**

(c) the issuer's general partners; **N/A**

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

SMS Services
% Laurel Swilley

507 West Pine Village Drive
Myrtle Beach, SC 29579

G-Links Communication
% Rusty Eddins
4396 Baldwin Avenue Unit 30
Little River, SC 29566

Pensco Trust Custodian FBO Raymond A. LaForest SEP
P.O. Box 26903
San Francisco, CA 94126-6903

Pensco Trust Custodian FBO Russell Mc Cracken SEP
P.O. Box 26903
San Francisco, CA 94126-6903

Pensco Trust Custodian FBO Heather Harden IRA
P.O. Box 26903
San Francisco, CA 94126-6903

Pensco Trust Custodian FBO John Magliato IRA
P.O. Box 26903
San Francisco, CA 94126-6903

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Raymond LaForest
PO Box 2855
Fort Walton Beach, FL 32549

Heather Harden
11241 Freewoods Rd.
Myrtle Beach, SC 29588

Russell Mc Cracken, DMD
2709 South Ocean Blvd., Unit 402
Myrtle Beach, SC 29579

John F. Magliato
332 Capers Creek Drive
Myrtle Beach, SC 29579

(f) promoters of the issuer;

None offering is being made through officers and directors

(g) affiliates of the issuer;

SAGE Consulting
338 Jesse Street
Suite A
Myrtle Beach, SC 29579
(is partly owned by Laurel K. Swilley, CEO)

J Floyd Swilley Investment Advisors
338 Jesses Street, Suite A
Myrtle Beach, SC 29579
(is owned by th

(h) counsel to the issuer with respect to the proposed offering;

(i) each underwriter with respect to the proposed offering;

N/A Offering being made through Officers and Directors of the Company

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners;
N/A

and
(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262
(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The company has made reasonable inquiry and research and to the best of its knowledge none of the above named individuals would be disqualified under rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

No disqualifications under rule 262

ITEM 3. Affiliate Sales
If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The offering described herein does not include any resale of any securities not has the issuer had any net income form operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered
(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company intends the offering to be sold only through its officers and directors and as such does not anticipate the use of any underwriters, dealers or sales persons. The Directors and Officers of the Company anticipate sales of the securities in South Carolina, Georgia and North Carolina.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Company intends to offer the securities offered through Officers and Directors who are not compensated for their sales efforts. The Company intends to solicit investors by offering circular delivered through direct mail, print media tombstone ads and response as well as listing on the internet through ACE net and/or similar sites.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.
(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). (c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuer ComTrust Communications LLC has made no public sales of unregistered securities other than the original issue securities issued the founders of the Company as designated herein above in ITEM 1, et al. The original issue investors were founders and the securities were issued reliant upon exemptions afforded under the 1933 Securities Act and South Carolina Title 35 to companies with less than 9 investors and capitalization less than $100,000, including but not limited to those promulgated under Regulation D and other ULOE exemptions.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The offering described herein is the only offering planned for the next twelve months. The Company has explored the possibility of offering a private placement under Regulation D to accredited investors only. However, Management believes that the instant offering will be the only securities that it will offer or issue over the next 12 months.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of
distribution;
(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The only securities issued other than those anticipated under the instant offering are those securities that were original issue securities to the founders identified herein above under ITEM 1. These securities require that the owner hold the securities for a period of not less than twelve (12) months and after that require authorization from the Company to sell. Further the Company has not listed its shares on any exchange or with the "pink sheets" and does not anticipate any such listing until the completion of the offering under this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

J Floyd Swilley is the spouse of CEO and Founder Laurel K. Swilley. J Floyd Swilley also serves as managing partner for SAGE Consulting who provides accounting and book keeping services to the Company as well as being the principal of J Floyd Swilley, Investment Advisors, a South Carolina Registered Investment Advisor, and is listed under CRD number 146388. J Floyd Swilley has no material interest in the equity of the Company other than through his spouse who owns shares and is the CEO of the Company.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Company has not issued nor does it intend to issue a "test the waters" document and does not plan to solicit orders until the offering is qualified and effective.

Offering Circular No. ________ Offering Circular Date December 15, 2008.

CONFIDENTIAL OFFERING CIRCULAR

ComTrust Communications, LLC.
500,000 9% CONVERTIBLE NOTES ($5,000,000)

ComTrust Communications, LLC. ("The Company") is offering up to 5000 Nine Percent Convertible Note (the "Convertible Notes" or the "Notes") at a price of $1,000.00 per unit (the "Offering"). The Notes are being offered as reliant upon exemption from registration pursuant to Sec 3(b)3 promulgated under Regulation A of the Securities Act of 1933, as amended (the "Act") and being offered pursuant Form A-1 filing with the United States Securities and Exchange Commission ("SEC"). The minimum investment for participation is one unit ($1,000.00). Sale of these Notes will be used almost exclusively as capital to acquire certain termination routes, lease equipment for call termination, expansion of facilities and operating expenses of the company. Each unit consists of a three year convertible note paying an interest of nine (9%) percent and maturing on the last day of the thirty sixth month following the acceptance date of the subscription.

We may accept subscriptions as they are received and subscribers have no assurance that all or any minimum portion of the Notes will be sold. We also reserve the right to withdraw, cancel or modify this offering and to reject subscriptions in whole or in part for the purchase of any of the Notes. This offering will terminate on December 15, 2009 unless extended. The offering is being made through officers and directors of the company on a best efforts basis. Instructions for purchasing the Convertible Notes are in the "Plan of Distribution" section of this memorandum.

An investment in ComTrust Communications Group, LLC Participating Convertible Notes. is speculative and involves risk. You should carefully consider the "Risk Factors" beginning on page 8 of this memorandum

Series	Price to Public[1]	Costs[2]	Proceeds to Issuer[3]
9% Convertible Notes Per Note	$ 1,000	$ 100	$ 900
Total	$ 5,000,000	$ 500,000	$ 4,500,000

[1] Assumes sale of all 5,000 Convertible Notes offered

[2] The Company has set aside up to 10% of the offering price to cover offering costs which may includes fees which may be paid to any licensed and approved person, organizational costs, marketing costs or other costs associated with the raise. Raise is being offered through the efforts of Directs and Officers of the Company who receive no compensation for any funds raised.

[3] Represents net proceeds if all Notes sold and maximum cost paid.

"THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITY OFFERED. OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LTERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION."

IMPORTANT NOTICES

"THIS OFFING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT S FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATIONS OF THE TERMS OF REGULATION A.".

"THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITITES COMMISSIONER OF THE STATE OF SOUTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.".

You are urged to read this memorandum carefully. This memorandum is not all-inclusive and does not contain all the information that you may desire in investigating ComTrust Communication Group, LLC. Inc. You must conduct and rely on your own evaluation of us and the terms of this offering, including the merits and risks involved in making a decision to buy our Notes. We will make available to you, prior to the sale of Notes described in this memorandum, the opportunity to ask questions of, and receive answers from, our management concerning the terms and conditions of this offering and to obtain any additional information (including information made available to other investors), to the extent we possess it or can acquire it without unreasonable effort or expense, which may be necessary to verify the accuracy of the information in this memorandum. We may require you to sign a confidentiality agreement if you wish to receive additional information that we deem to be proprietary. You may mail questions, inquiries, and requests for information to ComTrust Communications Group, LLC at 338 Jesse Street, Suite A, Myrtle Beach, SC 29579 or call our investor contact representatives Harry Montgomery or Russell Eddins (843) 492-0628, if any, will be asked to acknowledge in the Subscription Agreement that you were given the opportunity to obtain additional information and that you did so or elected to waive the opportunity.

No representations or warranties of any kind are intended nor should any be inferred with respect to the economic viability of this investment or with respect to any benefits that may accrue to an investment in our Notes. We, and our directors, officers and employees, do not in any way represent, guarantee or warrant an economic gain or profit with regard to our business or that favorable income tax consequence will flow therefrom. We do not in any way represent or warrant the advisability of buying our Notes. Any projections or other forward-looking statements or opinions contained in this memorandum constitute estimates by us based upon sources deemed to be reliable, but the accuracy of this information is not guaranteed nor should you consider the information all-inclusive.

You should not consider the contents of this memorandum as legal, business or tax advice.

RESTRICTIONS ON USE OF MEMORANDUM

This memorandum is for review by the recipient only. The recipient, by accepting delivery of this memorandum, agrees to keep information contained herein confidential except for on written permission by an officer of the company to redistribute. All enclosed or attached documents and all other documents, if any, provided in connection with the offering to ComTrust

Communications, LLC. if the recipient does not undertake to purchase any of the securities offered hereby. This memorandum is furnished for the sole use of the recipient, and for the sole purpose of providing information regarding the offer and sale of our Notes. We have not authorized any other use of this information. Any distribution of this memorandum to a person other than representatives of the person or entity named on the cover page is unauthorized, and any reproduction of this memorandum or the divulgence of any of its contents, without our prior written consent is prohibited. The delivery of this memorandum or other information does not imply that the memorandum or other information is correct as of any time subsequent to the date appearing on the cover of this memorandum.

EXCLUSIVE NATURE OF CONFIDENTIAL OFFERING CIRCULAR

The delivery of this memorandum does not constitute an offer in any jurisdiction to any person to whom such offer would be unlawful in such jurisdiction. You should rely only on the information contained in this memorandum. The information contained in this memorandum supersedes any other information provided to potential investors. We have not authorized any person to provide any information or to make any representations except to the extent contained in this memorandum. If any such representations are given or made, such information and representations must not be relied upon as having been authorized by ComTrust Communications, LLC. This memorandum is not an offer to sell, nor is it seeking an offer to buy, Common or Preferred shares, or Notes in any state where the offer or sale is not permitted. The information in this memorandum is accurate as of the date on the front cover, but the information may have changed since that date.

RESTRICTED SECURITIES

We have not registered our Convertible Notes with the Securities and Exchange Commission. We are offering the Convertible Notes reliant upon exemptions from the registration pursuant Regulation A of the United States Securities Act of 1993, as amended("the Act") and applicable state laws. The Securities and Exchange Commission and state securities regulators have not approved or disapproved of the Convertible Notes or determined if this memorandum is truthful or complete. It is illegal for any person to tell you otherwise.

No public market currently exists for any of our securities. The Convertible Notes sold in connection with this memorandum will be "restricted securities" for purposes of federal and state securities laws, and each investor who purchases our Convertible Notes must do so for the investor's own account and investment.

FORWARD-LOOKING STATEMENTS

Certain statements in this memorandum constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address expectations or projections about the future, including statements about product development, market position, expected expenditures and financial results, are forward-looking statements.

Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Accordingly, actual results or performance of Company Name may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors," which investors should carefully consider. These factors include, but are not limited to, risks that our products and services may not receive the level of market acceptance anticipated; anticipated funding may prove to be unavailable; intense competition in our market may result in lower than anticipated revenues or higher than anticipated costs, and general economic conditions, such as the rate of employment, inflation, interest rates and the condition of the capital markets may change in a way that is not favorable to us. This list of factors is not exclusive. We undertake no obligation to update any forward-looking statements.

EXHIBITS AND INFORMATION AVAILABLE UPON REQUEST

This memorandum is supplemented by the **Financial Statements** attached as Exhibit A and the **Subscription Agreement** attached as Exhibit B. The Articles of Organization and Operating Agreement of ComTrust Communications, LLC attached as Exhibit C., a Sample Convertible Note attached as Exhibit D, Material Contracts attached as Exhibit E, We will make certain information available to investors upon request.

"THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITITES COMMISSIONER OF THE STATE OF SOUTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED AND CONSTITUTES AN OFFER ONLY TO THE PERSONS TO WHOM THE COMPANY DIRECTLY DELIVERS THIS OFFERING CIRCULAR. THE PERSON ACCEPTING THIS DOCUMENT, BY THAT ACCEPTANCE, AGREES TO PROMPTLY RETURN THIS OFFERING CIRCULAR AND ALL RELATED DOCUMENTS TO THE COMPANY IF HE OR SHE DOES NOT PURCHASE SECURITIES IN THE COMPANY. THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED.

THE COMPANY'S BUSINESS PLAN INVOLVES A HIGH DEGREE OF RISK AND LACK OF LIQUIDITY. THEREFORE, THERE CAN BE NO ASSURANCES THAT THE COMPANY'S OBJECTIVES WILL BE REACHED. MOREOVER, THE COMPANY HAS NO OPERATING HISTORY AT ITS INTENDED LOCATION THAT WOULD ALLOW PARTNERS TO MAKE AN INVESTMENT DECISION BASED ON PAST PERFORMANCE. CERTAIN FORECASTED AND PROJECTED FINANCIAL INFORMATION IS CONTAINED HEREIN FOR THE LIMITED PURPOSE OF ASSISTING PROSPECTIVE PURCHASERS IN ANALYZING THE POTENTIAL RISKS AND BENEFITS OF AN INVESTMENT IN THE CONVERTIBLE NOTES OFFERED HEREBY BY ILLUSTRATING, UNDER CERTAIN LIMITED ASSUMPTIONS, THE RESULTS OF OPERATIONS OF THE COMPANY. THE FORECASTS AND PROJECTIONS ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE

UNCERTAINTIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE FORECASTS OR PROJECTIONS OR THE UNDERLYING ASSUMPTIONS WILL BE REALIZED, AND ACTUAL RESULTS OF OPERATIONS MAY BE MATERIALLY DIFFERENT FROM THOSE SHOWN. UNDER NO CIRCUMSTANCES SHOULD THE INCLUSION OF THE FORECASTS OR PROJECTIONS BE REGARDED AS A REPRESENTATION, WARRANTY OR PREDICTION WITH RESPECT TO THEIR ACCURACY OR THE ACCURACY OF THE UNDERLYING ASSUMPTIONS, OR AS A GUARANTY THAT THE COMPANY WILL ACHIEVE OR IS LIKELY TO ACHIEVE ANY PARTICULAR RESULTS. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S ACTUAL FUTURE RESULTS OR ANY SUBSEQUENT FORECASTS OR PROJECTIONS, IF ANY, WILL NOT VARY MATERIALLY FROM THE FORECASTS OR PROJECTIONS SET FORTH HEREIN. EACH PROSPECTIVE PURCHASER MUST MAKE HIS OR HER OWN EVALUATION OF THE MERITS AND RISKS OF THE PURCHASE OF THE CONVERTIBLE NOTES OFFERED HEREBY.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ITS AGENTS. THE COMPANY WILL MAKE AVAILABLE TO ANY OFFEREE THE OPPORTUNITY TO ASK OF, AND RECEIVE ANSWERS FROM, ITS REPRESENTATIVES CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND TO OBTAIN ADDITIONAL INFORMATION, TO THE EXTENT SUCH INFORMATION IS POSSESSED OR CAN BE OBTAINED WITHOUT UNREASONABLE EFFORT OR EXPENSE, THAT IS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR (OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, ITS AFFILIATES AND THEIR EMPLOYEES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING) AS LEGAL ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN PERSONAL COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO THE LEGAL, TAX, ECONOMIC AND RELATED MATTERS CONCERNING THE INVESTMENT DESCRIBED HEREIN AND ITS SUITABILITY FOR HIM OR HER.

THE STATEMENTS IN THIS OFFERING CIRCULAR ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN AFTER THE DATE HEREOF.

THE INFORMATION CONTAINED IN THIS MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY AND IS BEING SUBMITTED TO PROSPECTIVE INVESTORS SOLELY FOR SUCH INVESTORS' CONFIDENTIAL USE WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT THE PRIOR EXPRESS WRITTEN PERMISSION OF THE GENERAL PARTNER, SUCH PERSONS WILL NOT RELEASE THIS DOCUMENT OR DISCUSS THE INFORMATION CONTAINED HEREIN OR MAKE

REPRODUCTIONS OF OR USE THIS MEMORANDUM FOR ANY PURPOSE OTHER THAN EVALUATING A POTENTIAL INVESTMENT IN THE CONVERTIBLE NOTES.THIS CIRCULAR SUPERSEDES ALL OTHER INFORMATION WHICH MAY HAVE BEEN PROVIDED TO PROSPECTIVE INVESTORS. IN THE EVENT OF A CONFLICT BETWEEN THIS MEMORANDUM AND ANY SUCH OTHER INFORMATION, THIS MEMORANDUM SHALL CONTROL.

THIS MEMORANDUM DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT A PROSPECTIVE INVESTOR MAY DESIRE IN INVESTIGATING AN INVESTMENT IN THE CONVERTIBLE NOTES. EACH INVESTOR MUST CONDUCT AND RELY ON HIS OWN EVALUATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE CONVERTIBLE NOTES. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PURCHASE OF THE CONVERTIBLE NOTES.

IT IS THE RESPONSIBILITY OF ANY INVESTOR PURCHASING THE PARTICIPATING PREFERRED MEMBERSHIP SHARE NOTES TO SATISFY HIMSELF OR HERSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE REQUIREMENTS.

INVESTORS MAY REQUEST AND INSPECT ANY DOCUMENTS NECESSARY BY ARRANGEMENT THROUGH MANAGING MEMBER SMS, LLC AT 338 JESSE STREET, SUITE A, MYRTLE BEACH, SOUTH CAROLINA 29579, (843) 492-7335.

SOUTH CAROLINA INVESTORS

THE SECURITIES DESCRIBED HEREIN HAVE **NOT** BEEN APPROVED OR DISPPAROVED BY THE ATTORNEY GENERAL OF THE STATE OF SOUTH CAROLINA. ANY REPRESENTATION AS TO SAME IS A VIOLATION OF LAW. THE SECURITIES OFFERED HEREIN ARE BELIEVED TO BE EXEMPT FROM REGISTRATION PURSUANT TO SECTION 35-1-320 (9) OF THE SOUTH CAROLINA CODE OF LAWS, COMMONLY REFERRED TO AS THE SOUTH CAROLINA UNIFORM SECURITIES.

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TABLE OF CONTENTS

OFFERING PAGE 1
LEGAL LEDGENDS 2
RISK FACTORS 9
TERMS OF THE OFFERING 12
PLAN OF DISTRIBUTION 18
USE OF PROCEEDS 18
THE COMPANY 21
THE BUSINESS OF THE COMPANY.. 21
DIRECTORS OFFICERS MANAGEMENT 25
SIGNIFIGANT CONTRACTS AND CONTRACTORS 27
COMPENSATION OF MANAGEMENT 28
CAPITALIZATION 29
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS 30
CONFLICTS OF INTEREST 30
LEGAL DISCLOSURES 30
SECURITIES BEING OFFERRED 31
INVESTOR SUITABILITY REQUIREMENTS 35
FINANCIAL ANALYSIS AND OBJECTIVES 36
FINANCIAL ASSUMPTIONS 36
REPORTS TO INVESTORS 38
COMPANY CONTACTS 38
HOW TO INVEST 38
FINANCIAL STATEMENTS.. 40
APPENDIX 45

ORGANIZATIONAL DOCUMENTS EX1
SAMPLE NOTE .... EXII
SUBSCRIPTION AGREEMENT .... EX III
MATERIAL CONTRACTS .... EX IV
ESCROW AGREEMENT .... EX V
CONSENTS .... EX VI
LEGAL OPINION .... EX VII

RISK FACTORS

Investment in the Convertible Notes involves a high degree of risk and should be regarded as speculative. As a result, the purchase of a 9% Participating Preferred Membership share should be considered only by persons who can afford a loss of their entire investment. All of the material contained in this memorandum should be carefully considered by prospective investors. In addition, prospective investors are invited to ask questions and examine any documents that the Company has available. The following are some of the risks that are inherent in this offering, but should not be considered to be all of the risks that might be incurred in connection with an investment in the Company. Prospective investors should carefully consider, in addition to the matters set forth elsewhere in this memorandum, the following factors relating to the business of the Company and this offering.

No Operating History. The Company will be a newly reorganized company which intends to conduct business as contemplated in this Memorandum. Although the joint venture companies which form the management have extensive experience, the Company has no prior operating history. Moreover, the Company is subject to many of the risks common to new enterprises with little or no operating history, including potential undercapitalization, limitations with respect to personnel, financial and other resources and limited customers and revenues. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development and expansion of new businesses.

No Guarantee of Profit In order to be profitable the Company must manage the cost of acquisition of accounts in a manner so that the accounts can be sold at a profit. Further potential investors must rely on management to successful operate the Company in a profitable manner. Since there are a number of elements that are beyond the control of management, there is no assurance or guarantee that Management will accomplish this therefore there can be no assurance or guarantee that the Company will be profitable.

Availability of termination contracts. Although the Company has established the initial contracts and routes for purchase and has additional contracts under due diligence, there can be no assurance that sufficient contracts will be available to accomplish the goals and objectives of the Company. Further there can be no guarantee that in the event contracts are available they will meet the due diligence standards of the Company. As a result the projections of the Company and returns may vary.

Management of Growth The business model demonstrates a rapid pace of growth, which will require, in part, the addition of new personnel in all areas of our operations. Even if the Company is successful in finding and hiring the appropriate personnel, there will be a significant strain placed on our managerial, operation, reporting, and financial resources. Management has taken preliminary steps to put in place the necessary legal, accounting, human resource management, and other relationships and tools to enable the company to effectively and efficiently manage growth. However, there is no assurance that we will be able to successfully manage the potential rapid growth of the Company.

Reliance on Management - G Links Communication and SMS. The Company will be dependent to a significant extent upon the services of G Links Inc. and SMS for conducting the operations of the Company. The resignation, death or incapacity of the key personnel of these entities, more specifically, Eddins, Swilley and or Montgomery (see "Management") could have a material adverse impact upon the business of the Company. No one should invest in this offering unless he or she is willing to rely on the judgment and ability of the Board of Management.

Termination Industry and Competition. The termination industry is a relatively young industry that is attractive because growth opportunity it affords. However potential investors should realize that the growth potential also attracts many other companies who are vying for contracts. Some of these companies may be better capitalized than the Company and may outbid the company for contracts.

Economic Factors. Distributions and call features of the Convertible Notes are not assured and will depend on many factors, some of which are beyond the control of management and which cannot be reasonably predicted, projected or forecast. These factors include the impact of general economic conditions, changes in consumer trends, and the existence of competing termination wholesalers. There can be no assurance that the Company will ever operate at a profit or, if after achieving a profitable status, that such success and status can be maintained. In addition, the Company will be subject to ordinary business risks such as mistakes in judgment, inflation, higher than anticipated costs, exposure to litigation, death of key personnel, employee liability, inability to obtain necessary licenses, inability to meet cash flow demands, inspection problems, costs of complying with changing ordinances and regulations, and various other risks associated with the wholesale purchase and sale of cellular and VoIP termination.

Projections. Projections concerning the business or financial affairs of the Company provided to prospective investors are hypothetical and are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective investor. Projections or conclusions regarding the financial condition of the Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

Projections: Forward Looking Information Management has prepared projections regarding the Company anticipated financial performance. The Company's projections are hypothetical and based upon the historical financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably may not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Interest Payments. No assurance can be given that the operations of the Company will be profitable. There will be no distributions if the Company is not profitable. Although the interest payments under the notes described herein are the senior subordinate debentures of the Company there is no assurance that the Company will generate sufficient income to meet the interest payment obligations. Therefore investors should carefully review the business and its operations with their advisors prior to investment of any funds.

No Public Market Arbitrary Price for Notes. There is no public market for the Company's Convertible Notes, and none is expected to develop for their purchase and sale. As such the price of the Notes has been arbitrarily established by the Company. Substantial restriction on the transferability of Notes exist, including the requirement that a preferred member desiring to sell or assign any or all of a Notes must obtain the prior written consent of the Managing Member, which may be granted or withheld in their discretion. In addition, the investor suitability requirements adopted for this offering will apply to any proposed transfer of the Notes. There is no present market for our Notes. We have arbitrarily set the price of the Notes with reference to the general status of the securities market and other relevant factors. The offering price for the Notes should not be considered an indication of the actual value of the Notes and is not based on our net worth or prior earnings. We have valued Notes based on our need, projected revenues, and desired return on investment to our preferred members. The company made efforts to value Notes to provide maximum return on investment, while still raising the necessary funds to accomplish goals. We cannot assure you that the Notes could be resold by you at the offering price or at any other price. Further should the Company file an offering statement the share price will be set by the markets acceptance of the value of the Company which may be greater or lower than the price established herein by the Company.

Dilution of Notes The business model for the Company calls for expansion through the additional acquisition of termination. This acquisition may be acquired through additional sales of or exchange of Notes. Such sale or exchanges may result in significant dilution of the percentage of the Company represented by the number of Notes owned.

Absence of Securities Registration. The Convertible Notes are being offered reliant on an exemption from registration promulgated under Regulation A of the 1933 Act and have not been, nor will they be for the foreseeable future, registered under the Securities Act or any applicable securities laws of any other jurisdiction. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and the fairness of its terms. Prospective investors must also recognize that they do not necessarily have any of the protections afforded by federal and state securities laws as may be provided in registered or otherwise qualified offerings, and they must judge the adequacy of disclosure and the fairness of terms without the benefit of prior review by any regulatory authority.

Lack of Firm Underwriter The Notes are offered on a "best efforts" basis by the officers and directors of ComTrust Communications, LLC. without compensation. Accordingly, there is no assurance that the Company will sell the maximum Notes offered or any lesser amount.

Tax Considerations. The Company will be formed with the intent to be treated as a corporation for tax purposes. Thus, the Company will be a taxable entity. In the event distributions are paid they will be taxable income to the recipient and further taxed at their respective individual tax rate. The tax considerations attendant to an investment in the Company is complex and subject to varying interpretation by the Internal Revenue Service. Additionally, the tax implications of an investment in the Company will vary with the individual tax circumstances of each investor. Therefore, each potential investor should review such tax consequences with his or her tax advisor.

Additional Financing. The officers and directors of the Company are offering the instant offering on a "best efforts" basis. These individuals do not have prior experience in raising capital in the financial markets. Therefore there can be no assurance that management will be able to raise the funds needed to complete the instant offering. Management may at the discretion of the General Partner elect to procure funding thorough other sources in addition to the instant offering. These sources may result in enhanced risks to the investors as lease agreements and other loans may possibly be senior to the debts anticipated herein.

Qualified Plan Investors. Fiduciaries of qualified plans, in consultation with their tax and legal advisers, should carefully consider whether an investment in Interests is consistent with their fiduciary responsibilities, particularly the responsibilities outlined in Part 4 of Title 1 of ERISA the effect of the possible treatment of assets of the Company as "plan assets," and certain tax risks such as, but not limited to, the probability of a portion of the Company's net taxable income being taxed to them as "unrelated business taxable income." (UBTI) Furthermore, the General Partner reserves the right to require immediate withdrawals by ERISA investors should at any time ERISA plan assets comprise twenty-five percent (25%) or more of, the Company's net asset value.

TERMS OF THE OFFERING

The Company is offering convertible notes consisting of a thirty six (36) month note paying nine percent (9%) interest payment pro rated pre month and payable on the fifteenth day of the month following the last day of the each month as described herein below. The Notes may be redeemed at the end of thirty six (36) months for cash or may be renewed at terms to be and offered by the Company at maturity. The proceeds shall be used as described herein to purchase call termination, purchase equipment for lease to other call termination facilities, enter joint ventures with other companies involving the business of call termination, provide working capital and finance the growth and development of the Company. The offering is for up to five thousand (5,000) notes at one thousand dollars ($ 1,000.00) each to a maximum raise of five million dollars ($ 5,000,000.00 US). The Company at the discretion of Management reserves the right to limit the raise to a sum less than five million or may at its discretion raise the maximum allowable raise of five million dollars ($5,000,000.00) US as described herein. The offering is made reliant on exemptions from registration pursuant section 3(b)3 of the United States

Securities Act , as amended and promulgated under Regulation A of the United States Securities Act of 1933, as amended. The offering has not been approved or registered with any regulatory body or agency thereof nor is any registration intended, any representation of such is a violation of law. As the offering is exempt from registration the transferability of the securities

The 9% Convertible Notes

Description

Each Convertible Notes shall bear a par value of one thousand and no/100 dollars US($1,000.00) and will consist of a stated nine percent (9%) note maturing in thirty-six (36) months and convertible into a minimum of 1000 shares of the underlying common shares of the company for each note. The Notes shall bear an interest rate of nine percent (9%) of the face amount with interest payment payable beginning on the fifteenth day of the month following the admission date and shall be paid each and every fifteenth day of the month in each successive month after the initial payment continuing until the first occurrence of the redemption of the Notes by the company or maturity of the Notes on the final day of the thirty-six (36th) month following the date of the issuance of the first note described herein. The initial payment shall be made on the fifteenth day of the month following thirty (30) days after the acceptance of the subscriptions and issuance of Convertible Notes by the Company.

Offering Period

The offering period will be the date of this offering is qualified until December 31, 2009, (subject to the Company's right to extend the offering), or the date that the Convertible Notes offered hereunder have been sold, whichever first occurs. On or before the date of becoming a Note Holder of the Company, each subscriber must pay to the Company cash equal to the initial amount required by such Convertible Note Holders Subscription Agreement. Each subscriber will be a preferred member in the Company only to the extent of the capital that such preferred member has actually contributed to the Company. Subscribers in this offering will be admitted as preferred members as soon as and only to the extent that they make their initial capital contributions to the Company. Notes shall be sold only by direct communication with the Company and Management. Management receives no compensation for its sales efforts

Conversion Right

The unit holder may at their discretion convert the Convertible Notes into common membership shares of the Company at par at any time after the last day of the twelfth month of the month following the first date of issuance of any Notes under the offering described herein. In order to convert Notes, Convertible Note Holders must give notice to the Company of their intention to convert their Notes thirty (30) days prior to conversion. Management will approve the conversion upon receipt and advise Note Holder of same in writing requesting delivery of Note and Participation Certificate to the Company or its agent at the address given in said notice. Upon receipt of Note, the Company or Company's agent will issue common membership Notes and mark the Note paid in full and cancel the Participation Certificate and make appropriate entry into the books of the Company. The Company then registers and deliver the Certificate representing ownership of common membership shares to the Unit Holder at the address of record for the Unit Holder on the books of the Company. The Conversion right is at the discretion of the Unit holders only. The conversion right of the note holders is more fully set out herein below:

The Holder shall have the right to convert the principal and any interest due under this Note into Shares of the Borrower's Common Stock, $.001 par value per share (*"Common Stock"*) as set forth below.

Conversion into the Borrower's Common Stock.

(a) The Holder shall have the right from and after the date of the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note subject to the availability of adequate shares of the Company's common stock being available for issue (*"Adequate Authorized Shares"*), at the election of the Holder (the date of giving of such notice of conversion being a *"Conversion Date"*) into fully paid and non-assessable shares of Common Stock as such stock exists on the date of issuance of this Note, or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the *"Conversion Price"*), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days after the Conversion Date (such third day being the *"Delivery Date"*) that number of shares of Common Stock for the portion of the Note converted in accordance with the foregoing. At the election of the Holder, the Borrower will deliver accrued but unpaid interest on the Note, if any, through the Conversion Date directly to the Holder on or before the Delivery Date (as defined in the Subscription Agreement). The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted by the Conversion Price.

(b) Subject to adjustment as provided in Section 2.1(c) hereof, the Conversion Price per share shall be the lesser of (i) $ 1.00 or (ii) in the event the common shares are listed, seventy percent (70%) of the three (3) lowest closing bid prices for the ten (10) days prior to the conversion, subject to adjustment as described herein and in the Subscription Agreement.

(c) The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a), shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

A. Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the anti-dilution provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

B. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

C. Stock Splits, Combinations and Dividends. If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event..

D. Share Issuance. So long as this Note is outstanding, if the Borrower shall issue or agree to issue any shares of Common Stock except for the Excepted Issuances (as defined in the Subscription Agreement) for a consideration less than the Conversion Price in effect at the time of such issue, then, and thereafter successively upon each such issue, the Conversion Price shall be reduced to such other lower issue price. For purposes of this adjustment, the issuance of any security carrying the right to convert such security into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Conversion Price upon the issuance of the above-described security and again upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then applicable Conversion Price. The reduction of the Conversion Price described in this paragraph is in addition to other rights of the Holder described in this Note and the Subscription Agreement.

(d) Whenever the Conversion Price is adjusted pursuant to above, the Borrower shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a statement of the facts requiring such adjustment.

<u>Optional Redemption of Principal Amount</u>. Provided an Event of Default or an event which with the passage of time or the giving of notice could become an Event of Default has not occurred, whether or not such Event of Default has been cured, the Borrower will have the option of prepaying the outstanding Principal amount of this Note (*"Optional Redemption"*), in whole or in part, by paying to the Holder a sum of money equal to the number of Shares of Common Stock issuable upon an assumed conversion of the outstanding principal and interest of this Note multiplied by $1.50 (subject to adjustment for stock splits, stock dividends and similar events), and any and all other sums due, accrued or payable to the Holder arising under this Note or any Transaction Document through and as of the Redemption Payment Date as defined below (the *"Redemption Amount"*). Borrower's election to exercise its right to prepay must be by notice in writing (*"Notice of Redemption"*). The Notice of Redemption shall specify the date for such Optional Redemption (the *"Redemption Payment Date"*), which date shall be thirty (30) business days after the date of the Notice of Redemption (the *"Redemption Period"*). A Notice of Redemption shall not be effective with respect to any portion of the Principal Amount for which

the Holder has a pending election to convert, or for conversions initiated or made by the Holder during the Redemption Period. On the Redemption Payment Date, the Redemption Amount, less any portion of the Redemption Amount against which the Holder has exercised its conversion rights, shall be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then (i) such Notice of Redemption will be null and void, (ii) Borrower will have no right to deliver another Notice of Redemption, and (iii) Borrower's failure may be deemed by Holder to be a non-curable Event of Default. A Redemption Notice may be given only at a time a registration statement covering all of the shares issuable upon conversion of all amounts convertible under this Note (*"Registration Statement"*) is effective. A Notice of Redemption may not be given nor may the Borrower effectuate a Redemption without the consent of the Holder, if at any time during the Redemption Period an Event of Default or an Event which with the passage of time or giving of notice could become an Event of Default (whether or not such Event of Default has been cured), has occurred or the Registration Statement is not effective each day during the Redemption Period.

Method of Conversion. This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof and the Subscription Agreement. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

Maximum Conversion. The Holder shall not be entitled to convert on a Conversion Date that amount of the Note in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Borrower on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate conversions of only 4.99% and aggregate conversion by the Holder may exceed 4.99%. The Holder shall have the authority and obligation to determine whether the restriction contained in this Section 2.3 will limit any conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Notes are convertible shall be the responsibility and obligation of the Holder. The Holder may waive the conversion limitation described in this Section 2.3, in whole or in part, upon and effective after 61 days prior written notice to the Borrower to increase such percentage to up to 9.99%. The Holder may allocate which of the equity of the Borrower deemed beneficially owned by the Holder shall be included in the 4.99% amount or up to 9.99% amount as described above.

Record and Payable Date of Interest

Interest payments of the 9% Convertible Notes will be paid on the fifteenth day of the month following the date of acceptance subscription agreement. Such payment of interest shall be due and payable each and every 15th day of the subsequent months until the repayment of the note.

Call Provision of the Convertible Notes

The Company shall have the right to issue a call at any time after the initial Twelve (12) month period. Notice of call shall include, but not be limited to,:

a.) the date of call,
b.) the date of redemption,
c.) the price at which each share will be redeemed at by the Company,
d.) the name of the registrar for the Company and the address of same,
e.) the number of Notes of record on the company's books of each preferred member noticed,
f.) a summary of the rights of each preferred member under the terms of the 9% Convertible Notes,
g.) instructions on procedure to convert the 9% Convertible Notes into common Notes of the Company and number of common Notes which the preferred member would receive in exchange for the Convertible Notes,
h.) the procedure for redemption of Notes,
i.) a copy of the latest audited interim financial statements for he Company, and
j.) the name of the Company contact for information relative to the call issued.

Effect of a call on the 9% Convertible Notes

Upon issuance of a call the Company may redeem the 9% Convertible Notes for a sum equal to the initial invested capital of each unit holder. Upon payment of such call the 9% Convertible Notes shall terminate as a class of Notes and be null and void.

Procedures for Redemption per Call

In the event of the issuance of a call each preferred member shall be issued a notice of intent to call not less than thirty (30) days prior to the date of the call. Upon receipt of the call the preferred member shall retain the right to convert all or part of the Notes owned up to and until 12:00 noon on the day of the date of the call. In the event the preferred member does not desire to convert and desires to redeem the Convertible Notes per the terms of the call, then the preferred member must deliver the certificates representing the Notes fro redemption to the registrar of the Company at the address set forth in the notice of call. In the event that the preferred member has not elected to convert the Notes held by 12:00 on the day of the call date and the certificates for redemption received, then such Notes as is of record on the books of the company and received by the registrar of the company, shall be redeemed at par and a check drawn on the Company's bank be issued in the name of the preferred member of record and delivered to the preferred member by means of United States Postal Service or equivalent, postage paid, at the address of record on the books of the company.

Preference in distribution of assets of company

The 9% Convertible Notes shall also have preferential position in the liquidation and winding up of the company should for any reason the Company be dissolved. The 9% Convertible Notes shall be entitled to claim for payment, on a pro rata basis, to the assets of the Company prior to the common equity preferred members of the Company. Although the 9% Convertible Notes will be senior to the common preferred members of the company they may not be entitled to the senior position to debtors other than the common equity preferred members in dissolution of the Company. No other class of debt shall be senior other than normal operating accounts.

Restriction on sale of Notes – Lack of Public Market

The Convertible Notes are being offered pursuant tot an exemption from registration promulgated under Regulation A of the 1933 Securities act. As such the Notes have not been, nor will they be for the foreseeable future, registered under the Securities Act or any applicable securities laws of any other jurisdiction. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and the fairness of its terms. Prospective investors must also recognize that they do not necessarily have any of the protections afforded by federal and state securities laws as may be provided in registered or otherwise qualified offerings, and they must judge the adequacy of disclosure and the fairness of terms without the benefit of prior review by any regulatory authority. There is no public market for the Company's Convertible Notes, and none is expected to develop for their purchase and sale. As such the price of the Notes has been arbitrarily established by the Company. Substantial restriction on the transferability of Notes exist, including the requirement that a preferred member desiring to sell or assign any or all of a Notes must obtain the prior written consent of the Managing Member, which may be granted or withheld in their discretion. In addition, the investor suitability requirements adopted for this offering will apply to any proposed transfer of the Notes. There is no present market for our Notes. We have arbitrarily set the price of the Notes with reference to the general status of the securities market and other relevant factors. The offering price for the Notes should not be considered an indication of the actual value of the Notes and is not based on our net worth or prior earnings. We have valued Notes based on our need, projected revenues, and desired return on investment to our preferred members. The company made efforts to value Notes to provide maximum return on investment, while still raising the necessary funds to accomplish goals. We cannot assure you that the Notes could be resold by you at the offering price or at any other price. Further should the Company file an offering statement the share price will be set by the markets acceptance of the value of the Company which may be greater or lower than the price established herein by the Company.

PLAN OF DISTRIBUTION

The offering is being made by and through officers and directors of the Company who receive no compensation for their fund raising efforts. Management has maintained the right to retain if needed licensed professional marketing individuals or underwriters in the event that the efforts of the officers and directors are not successful. To that end Management intends to pay such fees or discounts from the ten percent of raise allocated for costs.

USE OF PROCEEDS

The Managing Member intends to utilize the proceeds from the offering of Notes described herein to facilitate the following areas:

A.) **Acquisition of Termination Contracts**: Management intends to use the majority of the funds raised to facilitate and subsequently re-sell termination through the EMS Financial structure. The Company's business model assumes a gross profit spread of $.002 per minute. Although there is no guarantee that such profit spread can be obtained,

Management's past performance has indicated a minimum spread in excess of this amount. Management will have sole discretion as to which termination routes and contracts to purchase as well as the timing on same. Profit spread will depend upon an number of factors some of which are beyond the control of Management. Potential Investors will have to rely on the experience of Management to select, perform due diligence and arrange buyer for termination acquired. Management may also buy existing companies and routes to acquire termination.

B.) **Purchase of Gateways Facilities**: Managements business model also includes the acquisition of gateways and other equipment as needed to facilitate the expansion of the Company's termination business. Management will allocate at its sole discretion as to time, type and amount of equipment as needed to achieve the business of the Company. The Company may lease and or may acquire existing facilities and routes at the discretion of Management.

C.) **Marketing**: During the process of acquiring and selling termination, Management may incur costs. Management may use a portion of the proceeds to offset these costs. These costs include but are not limited to travel, lodging, postage and other normal expenses incurred in the marketing process. In addition to its on services, from time to time Management may at its discretion utilize the services of outside consultants and marketers to obtain the most favorable routes and contracts. In the event that the fees and costs of such professional are not included in the price structure of the termination, Management may, at its sole discretion, deem such fees and expenses as marketing expenses and allocate them accordingly.

D.) **Working Capital**: Management has allocated a portion of the proceeds to be used to facilitate working capital needs. These needs include but are not limited to the recruitment of additional professional and hourly staff and enhancing training programs to establish the standard of excellence incumbent upon the market positioning of the establishment. Additionally new lines of product and communication programs require constant refinement and require marketing and research and development. Management has allocated a portion of the proceeds to be used for these costs and has classified them as working capital costs.

E.) **Reserve Fund**: Management fully understands that every business can and does go through periods when it is better to be on the sidelines. Therefore Management feels that it is only prudent to establish a reserve fund to provide for successful navigation through periods which may have reduced termination activity. Management will adjust the balance in the reserve fund as needed to maintain the advancement of the Company towards its established goals and objectives.

The table below illustrates Management suggested allocation of proceeds among various categories under varying unit sales. Management may augment the allocation values as it deems necessary to achieve the established goals and objectives of the Company. The following is a projection of the use of proceeds actual allocations may vary greatly.

USE OF PROCEEDS FROM LP UNIT SALES

Notes Sold[1]	4	10	20	200
Gross Proceeds	$ 100,000	$ 250,000	$ 500,000	$ 5,000,000
Costs of Raise[2]	10,000	25,000	50,000	500,000
Net Proceeds	90,000	225,000	450,000	4,500,000
Termination Cnrts[3]	70,000	160,000	325,000	3,800,000
Purchase of[4] Gateway Facilities	5,000	25,000	30,000	250,000
Marketing Costs[5]	5,000	15,000	20,000	100,000
Working Capital[6]	5,000	10,000	25,000	150,000
Reserves[7]	5,000	5,000	50,000	200,000
Total Application of Proceeds[8]	$ 90,000	$ 225,000	$ 450,000	$ 4,500,000

Notes to Use of Proceeds

[1] There is no minimum raise for the offering. Management at its sole discretion may limit the total amount raised or may at its discretion accept partial Notes. This Offering is being sold by the officers and directors of the Company, who will not receive any compensation for their efforts. No sales fees or commissions will be paid to such officers or directors.

[2] Cost of raise represents estimated costs for the organization, fund raising operations, marketing costs and legal accounting and other professional fees associated with the sale of the Notes offered herein. The estimates illustrate above assume maximum expenses paid of 10% of offering. Actual expenses may vary.

[3] Primary use of funds is for the facilitation of termination acquisition. This means the buying and selling of termination routes and traffic through Company facilities. This amount may vary based upon excess funds from notes 4, 5, 6, 7 as determined by Manager.

[4]Estimated allocation of proceeds for up-fit to include purchase and or lease of gateways or other equipment as necessary for the attainment of the goals and objectives established by management.

[5] Marketing cost shall mean those cost associated with the acquisition and sale of termination routes and traffic. It shall not relate to promotional costs associated with the sales effort of the offering herein above discussed in footnote 2.

[6] Working Capital consists of funds expended for the recruitment and hiring of increased staff, upgrade of facilities, point of sale marketing materials, training needs and other operating expenses.

[7]Reserves are established for purposes debt service and operations to cover any seasonal or unexpected negative cash flows.

[8]Total Proceeds means the total funds available after all costs for application to the uses set forth by management and described herein. Management shall have full, sole and unlimited discretion in determining the allocation of proceeds among the various categories described herein above and may, in its sole discretion decide against funding a particular category at all.

Please See the Projections contained within the Pro Forma Statements attached to this Memorandum.

THE FIGURES SHOWN HEREINABOVE ARE ONLY ESTIMATES AND MAY NOT REFLECT THE ACTUAL APPLICATION OF THE OFFERING. MANAGEMENT AT ITS SOLE DESCRETION MAY VARY THE AMOUNTS ALLOCATED TO EACH CATERGORY TO, IN MANAGEMENT'S SOLE OPINION, BEST POSITION THE COMPANY TO ACHIEVE THE OPERATIONAL GOALS AS EXTABLISHED BY MANAGEMENT.

THE COMPANY

ComTrust Communications, LLC is the issuer of the Convertible Notes is a South Carolina limited liability company formed for the purpose of the purchase and resale of wholesale cellular and voice over internet protocol (VoIP) termination. The Managing Member of the Company has contracted to facilitate certain terminations routes in the United States, Caribbean, South America and North American. Already used extensively in the United States and Canada, Cellular and VoIP is quickly becoming the preferred communication media in the Caribbean, Mexico and South America. ComTrust seeks to capitalize on the growth of this developing industry by investing into contracts for routes of termination of calls through its facilities and associations. The Company is a limited liability company organized under the laws of South Carolina, created for the purpose of funding the purchase and resale of cellular and VoIP termination as well as leasing equipment to other termination companies. By using a balance of owned properties and contractual arrangements the company can significantly reduce the fixed operating costs associated with the termination of call traffic and enhance profitability. In addition to facilitation of its own routes and facilities, ComTrust intends to manage termination facilitation for other companies on a fee basis as well as entering joint venture agreements with other Cellular and VoIP termination companies.

THE BUSINESS OF THE COMPANY

The companies business occurs through contractual arrangements wherein the company funds purchases of wholesale origination traffic and then directs it through its gateways to customers. These customers are normally other wholesale companies such as Digicell, who either redirect the traffic to their end-users or resale the traffic. Operational oversight of the companies business is handled through managing member partner G-Links, Inc. who performs the initial review and due diligence on the termination offered. Upon clearance of due diligence a buyer is contracted and the termination is purchased under an escrow arrangement. EMS Financial Services, who acts as escrow agent, is an escrow management service that establishes on online transaction which is designated the Project. The buyer of the termination is contacted and confirmed and the funds are deposited with Manufacturers &Traders Bank (NYSE-MTB) and pointed to the appropriate parties. Once deposits from all sides are confirmed Invoices are created and approved by the parties. Once the Invoices are approved by all parties funds are released from escrow to the separate accounts to complete the transaction. The key aspect of the process is that all funds are held in escrow until the transaction is confirmed and then released therefore the assurance of payment is secured. Upon receipt of proceeds the funds are deposited into the company's operating account and the cycle repeated. The company may facilitate traffic through joint ventures with other communication firms. Future growth of the company also include the establish gateways which will be rented as well as developing factoring and finance facilities.

The company will be administered under the following basis. The company will be a board managed LLC in which the Managing Member will execute the boards directives and manage the day to day operations of the company's business relative to its termination purchase

and re-sales. The manager will perform acquisition search, due diligence and structure for the company. Upon identification of purchase and re-sale candidates Manager presents the projects to the Managing Committee of the company who then approves or rejects the projects. Upon approval of project, ComTrust affiliate and share holder, G-Links establishes the transaction with EMS Financial Services as escrow agent. Funds are then requested to be sent to escrow account at MBT. Funds request and disbursal require board approval and must be signed and counter signed by G-links and the President or designated agent of the company.
When the transaction settles the funds are delivered electronically to the company's account at Bank of America. The funds are then segregated as to original purchase value and profit. Original value is then deposited into the termination purchase account and the profits left in the operating account. Once all expenses, distribution reserves and operating reserves are paid the excess profit is forwarded to the funds purchase account for re-investment into additional contracts. Financial operations of the company are managed on a day to day basis by the president and chief financial officer of the company. Bookkeeping and accounting will be contracted through SAGE Consulting. The company's books will be reviewed quarterly and audited by an independent certified public accounting firm on an annual basis. Reports to partners are distributed quarterly.

THE INITIAL PROJECT

The initial project of the company is a joint venture for Caribbean routes in association with Hart Communications, Inc. Hart Communications, Inc. is a New York company that operates a co-location facility in New Jersey. Hart owns and maintains one of the gateway facilities the company uses. Hart has obtained contracts for Caribbean termination routes amounting to approximately 1,920,000 minutes per month. The cellular and VoIP termination will be sold to Carribean clients including but not limited to Digicel, Comcel, Cellular Haitel and Rectel. The net profit spread on the contracts will exceed the $.002 per minute target of the company, with some instances spreads are contracted exceeding $.009 per minute. The duration of the contract will depend upon the maintenance of the quality of termination to the satisfaction of all parties involved. The company anticipates completion of the initial transaction on or about October 15, 2008.

ONGOING PROJECTS

The company has a number of additional routes under due diligence at present, including but not limited to a facility out of Longview Texas and Guyana . The Company may purchase routes directly or participate in joint ventures with other companies for larger routes. Additionally at the discretion of Management the Company may acquire existing Companies and facilities to acquire routes and traffic. These include opportunities from Mexico, South America, the Carribean and the United States as well as Canada, As the company completes due diligence on each opportunity they will be presented to the Managing Member for approval. Initial reviews indicate profit spreads comparable to the initial transaction. The Company has reserved the right to raise the maximum dollars allowed under the current exemption to facilitate the acquisition of these routes. Preferred Unit holders will be provided with information and data relative to each additional acquisition including the cost and expected returns. There is no assurance that these projects will pass due diligence requirements of the Company. Management at its sole discretion will make the final determination of which routes and or joint ventures the Company will participate in and to what extent the Company will participate in them. Potential Investors should review the risk section for a discussion of the risks associated with theses routes.

THE TEXAS PROJECT

Management is currently in negotiations with a Texas based company for acquisition of its routes, facilities and termination contracts. The Texas firm is firmly entrenched in the Mexico cellular markets and is a leader in termination facilitation. If negotiations are successful and the project is completed Management believes that the revenues generated would exceed six million dollars ($6,000,000.00) annually and result in net profits in excess of six hundred thousand ($ 600,000.00) annually. The project would also firmly establish the Company's presence in the Mexico cellular termination markets which would result in revenue growth. If negotiations are successful Management will provide access to the contracts and records relative to the project upon request and update the instant offering circular to reflect same.

MARKETS

The cellular and VoIP termination markets are extensive and expanding daily. Consumers have moved away from traditional hard line services, opting for the convenience and affordability of cellular and VoIP services. Until recently the VoIP termination was mostly retail oriented with small penetration into the business arena. However as quality and availability have improved, there has been significant expansion in the business usage. Additionally it is far more cost effective to build cellular transmission towers and satellite reception systems as opposed to burying cable and infrastructure. This has been particularly true for the Carribean, Central and South American markets where expansion has been strong. On the other hand each market is different in that it involves different geographical and political obstacles and as a result some markets are much more attractive than others. It is here where the experience of our company's joint venture partner, G-Links, will prove invaluable. Having dealt extensively with the various markets available G-Links as the ability to provide the critical data necessary for the company to assess the risk and reward of the various markets desired. In essence G-Links will assist the company in navigating away form troubled areas even though they might be paying exceptional spreads and steer toward the more stable markets. This is something that G-Links has been doing successfully for several years.

CELLULAR AND VoIP TERMINATION

Although there are numerous products and services on both the retail and wholesale aspects of the termination industry, the company has chosen to focus on two more stable venues. Cellular termination is now a well established business with well defined buyers and sellers. The acceptance and stability of the industry makes it an acceptable market for wholesale penetration where well defined entry and exit points exist. The industry appears to be poised for a consolidation boding well for a strong, well positioned company. Likewise, the VoIP markets possess similar characteristics. As markets expand entry and exit points can be well defined among suppliers and users. Thus the two products of cellular and VoIP wholesale termination purchase and resale provide a stable product base wherein the Company has opportunity to obtain significant market share exists. Additionally the well established transaction process facilitated through escrow systems would appear to substantially reduce the risk of the transactional business and exposure of capital.

CALL TERMINATION

When a cellular or VoIP customer makes a call, a call origination signal is created an then routed over a pre-determined route based on that particular signal. The process of routing the call through various gateways and networks to the ultimate recipient is the process of call termination. Termination flows through networks commonly known as routes. These routes may or may not be owned by the company originating the call. The routes are similar to air traffic routes in that they provide a path for the signal to reach its desired destination. The Company purchases and establishes routes through which termination travels. The Company then receives a predetermined fee per minute for the use of the route to terminate the call. The right to use and the value per minute is the termination contract that are bought and then resold by the Company. The illustration below demonstrates a routing network:

Illustration of a Call Network.



CONTRACTED GATEWAYS AND ESCROW SERVICES

In order to maximize profit potential, Management will utilize contracted gateway services to manage the Company's call termination. One such contracted gateways is through Heart Communications, Inc. of New Jersey. Heart charges the Company a fee of $.00033 per minute for domestic traffic and $.00075 cents per minute for international traffic. These amounts are calculated into the purchase and sale figures through the EMS Financial project management and in the illustrations presented herein.

Another key aspect of the Company's business model revolves around the utilization of the services of EMS Financial Services. EMS is an escrow management company which facilitates the business of the Company through the use of escrow accounts that serve to enhance the security with which the Company buys and sells termination. EMS established escrow accounts at Merchants and Trading Bank of Maryland (NYSE symbol MTB). EMS then matches the buy side of the transaction with the sell side contract and escrow account in order to complete the project. Once the termination is completed the funds are released from escrow to the respective parties. EMS also offers credit risk insurance which may be utilized at some point by the Company. A sample of the EMS Financial Services contract is attached hereto as Exhibit ___.

LONG TERM BUSINESS PLAN

The company has established a long term business plan designed to acquire monthly termination to profitably position the company as a industry leader. The business plan seeks to expand the company's revenues through management of a series of securitizations designed to provide capital to expand the buying power of the company so that it can successful acquire through new capital infused from the securitizations and the reinvestment of profits, the target monthly recurring termination as presented in the pro forma attached hereto as exhibit ___. Through incremental increase of cash flows and profits the company should firmly establish its position and market share. If the company is successful in executing its plan the company will achieve the level of termination, then pro forma projections indicate an annualized cash flow and capitalization such that the company would be positioned well for a public offering and subsequent exchange listing of its common shares or an attractive merger and acquisition candidate. Although there is no guarantee that this level of termination will be achieved, management is confident that the market share is available and that the expertise is in place to successfully execute the company's business plan. Potential investors should be aware that the business plan is based upon assumptions of certain variables which management may not have any control over therefore there is no guarantee that the pro forma. Potential investors should revue the risks and business plans of the company with their own advisers to determine whether or not the Convertible Notes are suitable in terms of the investors own risk/reward perimeters.

DIRECTORS OFFICERS AND SIGNIFICANT EMPLOYEES

The company is managed by a consortium of the two joint venture companies, G-Links and SMS Services. The termination operations will be overseen by G-Links personnel who will be responsible for indentifying and performing due diligence on the acquisition routes and termination. The group will also G-Links is a Delaware company whose president is Ximena B. White, of Longs, SC. A seasoned participant in the call termination industry, G-Links Inc. has extensive experience in the management and administration of wholesale termination contracts as well as utilization and structure transmission co-location facilities and project management. G-Links in addition to its acquisition services will oversee the escrow establishment and procedural compliance with EMS Financial Services. EMS will act as escrow agent for the termination project transactions. EMS is an industry leader in this field and has been successfully utilized by G-Links for several years. The operational expertise and experience G-Links brings affords the Company with a strong operational management.

Laurel Knuckles Swilley, Director and CEO - Laurel Swilley and CFO Harry Montgomery to over see the legal, accounting and financial aspects of the company. Swilley, an attorney with over twenty year experience, has extensive experience in the management and operations of businesses including hotel, banking and real estate. Her legal experience includes contracts, federal administrative law, business and tax law, professional malpractice, injury, labor union negotiations and ADR (alternative dispute resolution). Swilley who is also an attorney will oversee the legal and financial operations of the company. Holding a degree in accounting from Furman University and a law degree from University of Tennessee, Swilley has been an active attorney for over twenty five years and is a member of the Tennessee and Kentucky Bar Associations and an associate member of the South Carolina Bar Association. She is admitted to practice in the United States District, Administrative and Appellant Courts as well as the United States Tax Court. In addition to her law practice, Swilley has owned and operated numerous businesses including but not limited to private hotels, retail establishments, coal mining operations and real estate holdings. She has served on the boards of numerous businesses and service organizations. Ms. Swilley will oversee the company and devote as much time as necessary to complete the business of the Company. Ms. Swilley is married and has a daughter. Ms. Swilley will devote as much time as necessary to achieve the goals and objectives of the company.

TREASURER AND CHIEF FINANCIAL OFFICER: Harry Montgomery
Mr. Montgomery joins ComTrust to serve as Chief Financial Officer from SAGE Consulting where he served as Operations Manager. At SAGE, Montgomery was in charge of all tax and accounting operations, including pre file audits. Prior to joining SAGE, Montgomery served as an Audit Specialist for First American Real Estate Corporation of Dallas Texas where he was charged with performing pre cycle audits, legal description verifications, multiple module project audits and tax line audits. Montgomery has experience in quality control, auditing, tax and bookkeeping and will be charged with the oversight of accounting and reporting of the company. Mr. Montgomery holds a BA form Coker College in Hartsville, SC and a MA from Webster University in Myrtle Beach, SC. He is married and has two sons. Mr. Montgomery will be devoting full time to the company.

CHIEF TECHNICAL OFFICER: X L. Garrison III
The Company is currently in negotiations with Mr. Garrison is the founder of IG Development Inc., a technical services firm providing internet site and management services. If hired Mr. Garrison would serve as Chief Technology Officer. Mr. Garrison is Certified Network Administrator with hands on experience in many technology fields, including computer systems, wireless and satellite technologies, network infrastructures and protocols, and audio/video distribution. Prior to establishing IG Development, Inc. Mr. Garrison served as a network administrator for a public school system in Connecticut where he was responsible for administration of over 1500 server and client computers and their infrastructures, as well as managing a team of network and computer technicians in his role as Network Administrator. Mr. Garrison attended Eastern Connecticut State University in Willimantic, Connecticut and IKON Tech New England in Bloomfield. He also served as a volunteer fireman and EMT with the South Windham Connecticut Fire Department. He is certified as a Microsoft Professional holding certificates in Windows Networking, Net Work Administration, Network Migration as well as certified in Novell 5.1 systems. As his background suggests, Mr. Garrison is the resident technical expert he will administer advise the board on and oversee the technology of the company.

Russell L. Eddins, Director: Russell Eddins serves as the Chief Operations Officer for the Company. With over twenty years experience in business operations, Eddins has spent the last seven overseeing the day to day operations of G-Links Communications, Inc. A Delaware

Corporation involved in the wholesale exchange of cellular and VoIP termination. Eddins will oversee the termination and operations of the Company as well as the day to day management of the Company's call termination portfolio and interactions with EMS Financial Services, Heart Communications, and other termination affiliates. Mr. Eddins is engaged to Ximena White and resides in Little River, South Carolina.

Elizabeth Updike, Director: Liz Updike is currently a Regional Vice President for Allianz Life where she is a retirement specialist for the Washington DC area. Prior to joining Allianz, Updike held similar positions with Merrill Lynch working with six Managing Directors and twenty three branches in the Washington DC region. She has been involved in the financial services industry for over twenty years and has a track record of success working with major institutional clients such as ING, Aetna and Bankers Trust NY. Updike is also active in the community serving on the Board of Sam Relief, Inc., a non profit organization which provides medical supplies and builds schools for underprivileged children in Cambodia. She is also affiliated with the Financial Planning Association and Women in Pensions. Liz will serve on the board of directors and devote as much time as needed to assist the company relative to capital acquisition and management. Liz is a graduate of Georgia State University with a BA in Finance. She resides in Northern Virginia with her two daughters.

The above officers may or may not be shareholders of the Company. In addition to the above parties the company maintains contractual relationships for services with the following companies and consultants.

THE INSTANT OFFERING IS BEING SOLD BY THE OFFICERS AND EMPLOYEES OF THE MANAGING MEMBER WHO RECEIVE NO COMPENSATION FOR SUCH EFFORTS.

SIGNIFIGANT CONTRACTS AND CONTRACTORS

In addition to the above officers of the Managing Member of the Company the Manager will also utilize advisors under contract to the various companies that make up the Managing Member. No compensation of Officers, Contractors or Advisors are paid out of proceeds from the offering other than the fees and expenses disclosed herein and as described fully in the pro forma projections as attached hereto under exhibit ___ is incorporated and made a part and parcel of the instant document by reference. Complete resumes and backgrounds on all officers and consultants are available upon request.

J Floyd Swilley Investment Advisors: JFSIA is owned by Floyd Swilley the wife of the CEO of ComTrust Communications. JFSIA is a South Carolina Registered Investment Advisor whose firm CRD number is 146388. The firm will provide financial and business advice and services under contract for services. The firm is directed by J Floyd Swilley who is a graduate of Furman University with a BA in finance and political science. He has held numerous supervisory positions in the Financial Services Industry including CEO of CapTrust Securities and CapTrust International, Financial Principal of CapTrust Securities, Associate Vice President of Raymond James Financial and OSJ for Buckhead Financial. Swilley also served on due diligence boards and has served as chief compliance officer. JFSIA will provide consul as requested relative to capital raises, securitization, financial management, capital structures, accounting, compliance systems and regulatory compliance aspects of the Company. A copy of the contract including its ADV II is attached in the exhibits.

EMS Financial Services, Inc.: EMS maintains escrow services for the Company relative to the purchase and sale of call termination projects. EMS is based in Maryland and maintains escrow accounts at Merchants and Traders Bank (NYSE - MTB). The company has been providing escrow services to the cellular and VoIP termination industry since 1999. The foremost responsibility of EMS is to safeguard funds. EMS banking partner is FDIC member Manufacturers and Traders Trust Bank (M&T),.Bethesda Maryland Branch. Its parent company, M&T Bank Corporation, is one of the 20 largest commercial bank holding companies in the U.S., and is traded on the NYSE (MTB).

EMS provides transparency in the transaction effected through their escrow system. Using EMS Online, allows the Company create, accept or decline projects, track invoices, point and/or wire funds, view transaction history and more, 24 hours a day. To ensure system safety and access, EMS Online employs the most sophisticated Internet security available and fully redundant processing, with system co-location in two different geographical areas. A sample of the EMS Agreements are attached in the exhibits.

G-Links Communications, Inc.: G-Links Communications provides consulting and termination brokerage services to the Company. In addition to the brokerage services, G-Links will also provide due diligence reviews of the company's contracts and proposed termination acquisitions. The company has been successful in the brokerage of termination for over five years. A sample of the G-Links service agreement is attached in the exhibits. G-Links, Inc. is a Delaware Corporation engaged in consulting services as it relates to the purchase and resale of Cellular and VoIP termination. ComTrust entered into an agreement with G-Links to manage the operations of the company's business relative to cellular and VoIP termination. G-Links will provide day to day traffic management, transaction acquisition and due diligence services to the company.

SAGE, LP is a South Carolina limited partnership which provides management, compliance, tax and accounting services. SAGE will provide services in financial management, cash flow management as well as providing capital management, financial management and accounting services. SAGE will oversee financial operations to assure compliance with FASB and GAAP accounting as well as compliance with operating agreements of the company. SAGE serves as the investor advocate for the company and provides an investor relation function. SAGE will liaison with independent accounting firms to prepare audits for the Company. SAGE is owned in part by Laurel K. Swilley, the CEO of the Company.

COMPENSATION OF KEY EMPLOYEES

The General Partner employs certain key individuals that are essential to the success of the business. Among these are Harry Montgomery, Laurel Swilley and X L. Garrison III. Additionally the Company will recruit and hire additional managers as necessary to properly operate the Company. The Compensation of the Key Employees are set out below:

Harry Montgomery, Chief Financial Officer	$24,000 salary plus bonus
Laurel K. Swilley, Chief Legal Officer	$24,000 salary plus bonus

X L. Garrison III, Chief Technical Officer[1] $24,000 salary plus bonus

[1] Proposed contract, Mr. Garrison's employment is still in negotiations for the termination operations. Management will establish or annual bonuses based upon performance of personnel and satisfaction of the goals and objectives of the Company.

Management anticipates hiring the following full time salaried management staff

General Manager	$ 30,000 annual salary	plus bonus
Investor Relations	$ 30,000 annual salary	plus bonus

Presently management is in negotiations with several candidates for the above-mentioned positions and would anticipate filling these positions within a reasonable time frame.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The majority ownership of common shares of ComTrust are owned by G-Links, Inc, and SMS Management, LLC there are treasury shares issued and held in anticipation of conversion of notes and preferred membership shares.

CAPTIALIZATION OF COMTRUST COMMUNITACTIONS LLC

Common Equity Memberships

Authorized	Issued	Par	Outstanding	Treasury
15,000,000	15,000,000	$ 0.01	8,000,000	7,00,000

Preferred Convertible Memberships (non voting)

Authorized	Issued	Par	Outstanding	Treasury
250,000	250,000	$ 1.00	67,000	183,000

OWNERSHIP OF MANAGEMENT AND KEY HOLDERS

Class	Name Address of Owner	Shares Owned Before Offering	Shares Owned After Offering	Percent of Class
Common	G-Links Com. Inc [a] 4369 Baldwin Ave #30 Little River, SC 29566	4,000,000	4,000,000	27%
Common	SMS Services, LLC [b] 507 West Pine Village Dr Myrtle Beach, SC 29579	4,000,000	4,000,000	27%
Preferred	% ComTrust LLC [c] 338 Jesse Street Ste A Myrtle Beach, SC 29579	250,000	250,000	2%

[a] G-Links Communications, Inc. is a Delaware Corporation 100% owned by Ximena B. White of even address of the G-Links Inc.
[b] SMS Services LLC is a South Carolina
c List of preferred shareholders is on file with

The preferred shares listed above as a class consists of silent partners in the original start-up. The individual investor lists are available through the company upon request. In addition to the preferred shares, the Company has authorized and issued to the treasury account of the Company sufficient shares should the preferred holders decide to convert into common shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Management has had no involvement in any significant transactions in which the Company will be or has been involved during the past twenty four months.

CONFLICTS OF INTEREST

The Managing Member is a joint venture among various companies and professionals in the form of a South Carolina corporation created for the express purpose of accessing the business opportunities believed to be present in the cellular and VoIP termination. As such the professionals and companies will continue to perform their normal business and functions in addition to the duties they may have at ComTrust Communications, Inc and the Company. All officers and members have agreed to exert their best efforts in the execution of the Company's business and agree to devote as much time as is necessary to satisfy the goals and objectives of the Company's business model.

However conflicts of interest may arise among the businesses of the Managing Member and the corporations and business which make it up. In the event such conflict should arise the Officers and Members have agreed to serve the needs of the Company before any obligations they may have. The Company will promptly notify Convertible Note Holders of any conflict that may arise.

NON-ARMS LENGTH TRANSACTIONS

ComTrust Communications utilizes the services of a number of related firms. Although the transactions are believes to be fair and reasonable and are at a discount to the fees normally charged relative to the market, many of these transactions have not been independently negotiated or compared with other firms offering similar services as such they have not been negotiated at arms length. In addition SAGE consulting which performs accounting and tax services is partly owned by one of the principals of the Company. J Floyd Swilley Investment Advisors is owned by the husband of the CEO of the Company. Additionally, the termination routes facilities used through G-Links and Hart Communications. Director Russell Eddins is affiliated with these entities.

LEGAL DISCLOSURES

Presently there are no known actual or pending legal actions against the Company or any of its Officers which are material. The Company is not aware of any regulatory complaints of any kind which have been issued or are pending relative to the Company.

SECURITIES BEING OFFERED

The Company is offering hereby an aggregate of five thousand (5,000) Convertible Notes, at One Thousand Dollars ($1,000.00) each, with a current total capital investment of $ 5,000,000.00. The Convertible Notes are hereby offered to raise this capital investment. The minimum subscription is Five (5) Notes. Management may at its discretion accept smaller subscriptions. The Company will have only one class of Notes. The 5,000 9% Convertible Notes bearing a $1,000.00 par value maturing in thirty six months. Should the maximum offering be subscribed, the 5,000 Notes of 9% Convertible Notes offered herein shall be convertible into 5,000,000 shares of common shares bearing a par value of $.01 of the Company at anytime after the first day of the month following the twelfth month after the date of issuance of the first 9% Convertible Notes by the company and may be redeemed at the discretion of the Company at any time after the first day of the month following the thirty sixth month after the date of the first issuance of 9% Convertible Notes by the Company. The Company has authorized and issued to the treasury to be held in reserve 5,000,000 common Notes bearing a par value of $.001 and will maintain such Notes in reserve until the first occurrence of conversion of 9% percent convertible Notes offered herein or redemption of the 9% Convertible Notes by the Company. In the event that the first occurrence is a conversion then the Company shall maintain in reserve sufficient Notes to equal the Notes required fulfilling the conversion of all outstanding and issued 9% Convertible Notes of record offered herein until such time as said Notes are redeemed by the Company.

The 9% Convertible Notes
Description

Each Convertible Notes shall bear a par value of $1,000.00 and will bear a stated Nine percent (9%) Note pro rated and paid monthly as described herein and maturing the last day of the thirty-six (36th) month following the date of issuance of the first unit described herein. and shall bear a right to convert the unit into common shares at the lessor of one dollar per share or seventy percent of the average market price for the three lowest closing bid prices for the ten days prior to conversion, subject to adjustment as described in the Subscription Agreement beginning on the first day of the month following the twelfth month after the acceptance of the initial subscriptions and issuance of Convertible Notes by the Company.

Offering Period

The offering period will be from the date of this Memorandum until December 31, 2009, (subject to the Company's right to extend the offering), or the date that the Convertible Notes offered hereunder have been sold, whichever first occurs. On or before the date of becoming a preferred member of the Company, each subscriber must pay to the Company cash equal to the initial amount required by such Convertible Note Subscription Agreement. Each subscriber will be a preferred member in the Company only to the extent of the capital that such preferred member has actually contributed to the Company. Subscribers in this offering will be admitted as preferred members as soon as and only to the extent that they make their initial capital contributions to the Company. Notes shall be sold only by direct communication with the Company and Management. No securities marketing commissions or discounts, finder's fees, or referral fees shall be paid for the sale of Convertible Notes from the proceeds of this offering.

Record and Payable Date of Interest Payments

Interest payment date will be calculated to the last day the month. Such interest payment shall then be payable no later than the fifteenth day of the month following the month in which the interest is accrued.

A. Call Provision of the Convertible Notes

The Company shall have the right to issue a call at any time after the initial thirty six (36) month period. Notice of call shall include, but not be limited to,:

a.) the date of call,
b.) the date of redemption,
c.) the price at which each share will be redeemed at by the Company,
d.) the name of the registrar for the Company and the address of same,
e.) the number of Notes of record on the Company's books of each preferred member noticed,
f.) a summary of the rights of each preferred member under the terms of the 9% Convertible Notes,
g.) instructions on procedure to convert the 9% Convertible Notes into common Notes of the Company and number of common Notes which the preferred member would receive in exchange for the Convertible Notes,
h.) the procedure for redemption of Notes,
i.) a copy of the latest audited interim financial statements for he Company, and
j.) the name of the Company contact for information relative to the call issued.

Effect of a call on the 9% Convertible Notes

Upon issuance of a call the Company may redeem the 9% Convertible Notes for a sum equal to the initial invested capital of each unit holder. Upon payment of such call the 9% Convertible Notes shall terminate as a class of Notes and be null and void.

Procedures for Redemption per Call

In the event of the issuance of a call each preferred member shall be issued a notice of intent to call not less than thirty (30) days prior to the date of the call. Upon receipt of the call the preferred member shall retain the right to convert all or part of the Notes owned up to and until 12:00 noon on the day of the date of the call. In the event the preferred member does not desire to convert and desires to redeem the Convertible Notes per the terms of the call, then the preferred member must deliver the certificates representing the Notes fro redemption to the registrar of the Company at the address set forth in the notice of call. In the event that the preferred member has not elected to convert the Notes held by 12:00 on the day of the call date and the certificates for redemption received, then such Notes as is of record on the books of the company and received by the registrar of the company, shall be redeemed at par and a check drawn on the Company's bank be issued in the name of the preferred member of record and delivered to the preferred member by means of United States Postal Service or equivalent, postage paid, at the address of record on the books of the company.

B. Right of Conversion of the 9% Convertible Notes

At anytime following the first day of the month following the twelfth month after the acceptance of the first subscription of 9% Convertible Notes as described herein, the preferred member of record may it its option choose to convert the 9% Convertible Notes held of record on the books of the company issued to the preferred member into an common shares of the underlying company at the lesser of $1.00 or seventy percent (70%) of the average of the three (3) lowest closing bid prices for the ten (10) days prior to the conversion, subject to adjustment as described herein and in the subscription Agreement.

Procedure for Conversion of the 9% Convertible Notes

In the event a holder of the 9% Convertible Notes desires to convert the Notes held of record into common shares such note holder must notify in writing notice of his desire to convert his or her Notes delivered along with the share certificates via United States Postal Services Registered Mail Receipt Requested or equivalent delivered to the preferred member services department of the Company at 338 Jesse Street, Suite A, Myrtle Beach, South Carolina 29579 or to the registrar, if one is so designated by the Company at the address identified in the annual report to preferred members. Upon receipt of the notice and certificates the Company's treasurer shall cancel the 9% Convertible Notes on the face of the certificate, mark the entries representing the record of ownership of the Notes from the corporate record as cancelled including date of conversion and reference of re-issue under certificate number of the common Notes to be issued. The registrar or Corporate Treasurer shall then issue new shares evidencing ownership of common shares in appropriate and proportionate number of Notes to the 9% Convertible Notes exchanged. The preferred member's information will be transferred to the common member ledger of the company indicating and memorializing the ownership of those certain common equity Notes registered to the converting preferred member. Notes referencing equity ownership and bearing the number of common Notes owned shall be recorded on the books of the company and mailed via United States Postal Service Registered Mail Return Receipt Requested or equivalent, postage paid and delivered to the preferred member at the address of record.

A holder will be unable to readily dispose of the Convertible Notes or pledge the Convertible Notes as collateral for a loan without the express written authorization of the General Partner per the terms of the by laws of the Company. Furthermore, the transferability of the Convertible Notes will be restricted under the Securities Act since such Convertible Notes are being sold in reliance upon the exemption from registration afforded by Regulation D under the Securities Act. While certain Securities Exchange Commission rules provide an exemption from registration under the Securities Act in connection with the resale of limited amounts of securities in certain circumstances, such exemption will not be available to investors because the Company does not now, and does not intend in the future to, make available to the public information required by such rules, nor is it likely that a trading market for the Convertible Notes will develop sufficient to satisfy any applicable exceptions. In the absence of the availability of such an exemption or exception, any disposition of the Convertible Notes will require registration or compliance with some other exemption from the Securities Act and applicable state securities acts and an opinion of legal counsel. Under the Company Agreement, the admission of transferees to the Company upon the transfer of Convertible Notes will require the consent of the Managing Member of the Company, which may be given or withheld in its sole discretion, and a majority in interest of the preferred members. It may therefore be difficult, if not impossible, for holders of the Convertible Notes to resell or otherwise transfer his or her Convertible Notes.

Preference in distribution of assets of company

The 9% Convertible Notes shall also have preferential position in the liquidation and winding up of the company should for any reason the Company be dissolved. The 9% Convertible Notes shall be entitled to claim for payment, on a pro rata basis, to the assets of the Company prior to the common equity or preferred equity members of the Company. Although the 9% Convertible Notes will be senior to the common preferred members of the company they may not be entitled to the senior position to debtors other than the common equity preferred members in dissolution of the Company.

Restriction on sale of Notes

The Convertible Notes have not been, nor will they be for the foreseeable future, registered under the Securities Act or any applicable securities laws of any other jurisdiction. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and the fairness of its terms. Prospective investors must also recognize that they do not necessarily have any of the protections afforded by federal and state securities laws as may be provided in registered or otherwise qualified offerings, and they must judge the adequacy of disclosure and the fairness of terms without the benefit of prior review by any regulatory authority. There is no public market for the Company's Convertible Notes, and none is expected to develop for their purchase and sale. As such the price of the Notes has been arbitrarily established by the Company. Substantial restriction on the transferability of Notes exist, including the requirement that a preferred member desiring to sell or assign any or all of a Notes must obtain the prior written consent of the Managing Member, which may be granted or withheld in their discretion. In addition, the investor suitability requirements adopted for this offering will apply to any proposed transfer of the Notes. There is no present market for our Notes. We have arbitrarily set the price of the Notes with reference to the general status of the securities market and other relevant factors. The offering price for the Notes should not be considered an indication of the actual value of the Notes and is not based on our net worth or prior earnings. We have valued Notes based on our need, projected revenues, and desired return on investment to our preferred members. The company made efforts to value Notes to provide maximum return on investment, while still raising the necessary funds to accomplish goals. We cannot assure you that the Notes could be resold by you at the offering price or at any other price. Further should the Company file an offering statement the share price will be set by the markets acceptance of the value of the Company which may be greater or lower than the price established herein by the Company.

Dilution of Common Shares as a result of Conversion of Notes

The dilution of ownership which will occur through conversion of the 9% Convertible Notes into common Notes of the Company will vary depending on the number of preferred members deciding to convert their Notes. Further the business model for the Company calls for expansion through the additional acquisition of termination. This acquisition may be acquired through additional sales of or exchange of Notes. Such sale or exchanges may result in significant dilution of the percentage of the Company represented by the number of Notes owned. While the business model of the Company intends that such acquisitions would result in expanded earnings and preferred member value there are numerous variables that are beyond the control of management including but not limited to economic and market conditions, as such management cannot guarantee that such dilution if it occurs will result in profit enhancements to the Company.

C. SINKING FUND

The Company will maintain a sinking fund for retirement of those securities who desire to redeem the notes at maturity. Such fund will created by reinvestment of, to the extent such profits are realized, twenty percent of the net monthly profits of the company. The sinking fund will be held in investment grade securities and all earning reinvested until such point as the balance is equal to the then outstanding par value of the then outstanding convertible notes. The funds will be used only for the redemption of convertible notes at time of maturity, although Management may utilize assets of the sinking fund to redeem notes, on a pro rata basis, presented to the Company. For example if 10% of the outstanding notes are presented for redemption, Management may use 10% of the balance of the sinking fund at that time against the redemption price of the notes.

D. RESERVES

The Company will maintain at a minimum an interest rate reserve equivalent to the sum of three months interest due on the total amount of convertible notes issued and outstanding at any and all times that such notes are outstanding. Said reserves shall be held in a money market or other readily available account expressly designated reserve account.

INVESTOR SUITABILITY REQUIREMENTS

INVESTMENT IN THE PARTICIPATING CONVERTIBLE NOTES IS HIGHLY SPECULATIVE, INVOLVES SIGNIFICANT RISKS AND IS SUITABLE ONLY FOR PERSONS OF ADEQUATE FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT AND WHO CAN BEAR THE ECONOMIC RISK OF COMPLETE LOSS OF THEIR INVESTMENT.

This offering is made in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and applicable securities laws or regulations of other appropriate jurisdictions. The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that Convertible Notes are a suitable investment for such prospective investor. Prospective investors are encouraged to consult his or her personal financial advisors to determine whether an investment in the Convertible Notes is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that:

(1) The investor is acquiring the Convertible Notes for his or her own account, for investment only and not with a view toward the resale, transfer or distribution thereof;

(2) The investor has been afforded adequate opportunity to obtain any information he or she has deemed advisable in order to make an informed decision relating to the purchase of the Convertible Notes and, by reason of the investor's business or financial experience the investor is capable of evaluating the merits and risks of an investment in the Convertible Notes and of protecting his or her own Notes in connection with the transaction;

(3) The investor is aware and acknowledges that the Convertible Notes have not been registered under the Securities Act or any state securities laws and that transfer thereof is restricted by the Act, applicable state securities laws, the Company Agreement to be entered into in connection with the purchase of the Convertible Notes and the absence of a market for the Convertible Notes;

(4) The investor can bear the economic risk of losing his or her entire investment;

(5) The investor's overall commitment to investments that are not readily marketable is not

disproportionate to the investor's net worth and the investment in the Company will not cause the investor's overall commitment to become excessive; and

(6) The investor has adequate means of providing for the investor's current needs and contingencies and has no need for liquidity of the investment in the Company.

Investor shall have no rights in the Convertible Notes and shall not be a Note Holder (as defined herein) of the Company until the Subscription Agreement has been accepted by the Company. All Subscription Agreements will be reviewed by the Company and subscriptions will not be accepted from prospective investors whom the Company believes may not meet the suitability and other requirements described in the Subscription Agreement.

Each investor will be required to make certain representations and warranties to the Company and to agree to indemnify, hold harmless and pay all fees and expenses that are incurred by, and all judgments and claims against, the Company, its affiliates and counsel and for any liability that is incurred as a result of any misrepresentation made or breach of any warranty of such prospective investor. See the Subscription Agreement an Confidential Purchaser Questionnaire, attached to this Memorandum.

FINANCIAL ANALYSIS AND OBJECTIVES

The current facility is the initial operation of the partner. Investors should review the Management section of this memorandum prior to investing. The Management of the Partnership has significant experience in the initiation, development and management of cellular and VOIP facilities. In addition to the initial facilities, the Partnership is currently involved in negotiations for facilities and routes in Texas, Mexico and the Carribean. Financial Analysis contained herein is based solely upon projections based upon past experience and analysis of current environment of the intended markets. Actual results may vary.

FINANCIAL ASSUMPTIONS

THE FOLLOWING FINANCIAL DATA IS BASED ON ASSUMPTIONS WHICH MAY OR MAY NOT PROVE TO BE ACCURATE.

The following table sets forth projected sales under the assumptions indicated below: The data expressed herein has been derived from the pro forma projections contained in total under Exhibit ____

PROJECTED SALES

	2008	2009	2010
Revenues[1]	$ 5,691,000	$ 7,397,858	$ 21,635,467
COGS	3,472,000	3,360,000	11,014,419
Gross Profits	2,219,000	4,037,858	10,621,047
Operating Expenses	582,922	582,922	582,922
Debt Service[2]	90,000	90,000	90,000
Net Profit[3]	$ 1,546,028	3,364,886	9,948,075
Sinking Fund	309,206	672,977	1,989,615

Re-invest Portfolio	309,206	672,977	1,989,615
Net-Net Profits[4]	927,617	2,018,932	5,968,845

Notes

[1] Assumes only $1,000,000 raised netting $ 840,000 used to purchase and re-sell termination once per quarter wherein purchase at $.004 per minute and sell at $.006 per minute.
[2] Debt service is based upon 9% annual dividend payments on $1,000,000 raised.
[3] Net profit before sinking fund and re-investment reserve fund.
[4] Net-Net profit before profit sharing.

Assuming All $ 5,000,000.00 Raised

PROJECTED SALES

	2008	2009	2010
Revenues[1]	$ 16,856,700	$ 34,286,104	$ 65,675,056
COGS	10,262,000	20,779,403	33,434,574
Gross Profits	6,594,700	13,506,612	32,240,482
Operating Expenses	582,922	582,922	582,922
Debt Service[2]	210,000	450,000	450,000
Net Profit[3]	$ 5,801,728	12,473,640	31,207,510
Sinking Fund	1,160,346	2,494,728	6,241,502
Re-invest Portfolio	1,160,346	2,494,728	6,241,502
Net-Net Profits[4]	3,481,037	7,484,184	18,724,506

Notes

[1] Assumes only $5,000,000 raised netting $ 4,500,000 used to purchase and re-sell termination once per quarter wherein purchase at $.004 per minute and sell at $.006 per minute.
[2] Debt service is based upon 9% annual dividend payments on $ 5,000,000 raised.
[3] Net profit before sinking fund and re-investment reserve fund.
[4] Net-Net profit before profit sharing.

The financial projections of the Company presented in this memorandum are hypothetical results of operations of the cellular and VoIP call termination business and thus any benefits for the holders of the Participating Convertible Notes are hypothetical. The projections have been prepared based on estimated assumed expenditures per contract on termination purchases and sales, marketing costs, assumed facilities usage rates, marketing costs and operating expenses as well as other assumptions set forth herein.

THE FINANCIAL PROJECTIONS ARE SUBJECT TO CHANGE AS A POSSIBLE RESULT OF VARIOUS FACTORS AND THERE CAN BE NO ASSURANCE THAT ANY ESTIMATE OR ASSUMPTION UPON WHICH THE PROJECTIONS ARE BASED WILL CONSTITUTE AN ACCURATE REFLECTION OF THE ACTUAL INCOME RECEIVED OR EXPENSES INCURRED BY THE PARTNERSHIP. IN VIEW OF THE POSSIBILITY OF SUCH CHANGES, EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER FINANCIAL AND TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR INDIVIDUAL SITUATION.

REPORTS TO INVESTORS

The books, records, and reports of the Company shall be maintained at the principal office of the Company and available for inspection at all reasonable times by Convertible Note holders. The Company intends to cause income tax returns for the Company to be prepared and timely filed, and shall distribute to Members holding Notes all Company information necessary in the preparation of their own individual income tax returns not later than 90 days after the close of the taxable year of the Company. Financial statements of the Company, including balance sheets as of the end of each quarter and an operating statement shall be distributed to the members on a quarterly basis. The Managing Member intends to distribute, on a quarterly basis, financial reports to review the financial condition of the Company and report on the operating status of the call termination operations.

COMPANY CONTACTS

Investors seeking information from the Company relative to this offering or other matters may contact:

Laurel K. Swilley or Harry Montgomery
ComTrust Communications, Inc
Managing Member of ComTrust Communications, LLC
338 Jesse Street, Suite A
Myrtle Beach, SC 29579

(843) 424-0628
(843) 492-7369 Fax

Investors may arrange through the above individuals an appointment to review or obtain additional information relative to the Company. To the extent that it is able to provide requested information, the Company may provide copies of the information upon request. In the event that such information requested is confidential or privileged and cannot be copied the Company may make such information available upon request for review by prospective investors and or their representatives.

HOW TO INVEST

Investors desiring to purchase Notes of the Participating Convertible Notes as described herein may purchase Notes in the following manner:

1.) Read and Review the Offering Circular
2.) Contact or have your Representative contact the Investor Representative to request any additional information or answer any questions you may have relative to the Company and this offering
3.) Complete the Subscription Agreement and Confidential Purchaser Questionnaire.
4.) Deliver to the Company your Completed Subscription Agreement, Confidential Purchaser Questionnaire and Check for the amount of Notes subscribed. (Notes are $1,000 each there is no commissions or fees added unless you are funding from a qualified account where plan custodial fees may apply.)

TO: ComTrust Communications, LLC
338 Jesse Street
Suite A
Myrtle Beach, SC 29579

5.) Management will accept or reject your submission within 48 hours and notify you of their decision.

Documents for Subscription to this offering are attached hereto as Exhibit____.

PART II FINANCIAL STATEMENTS

The following presentations of the financial statements of the company are compilations certified by management. They have not been audited or reviewed by any independent accounting firm. The numbers presented have been prepared in accordance to generally accepted accounting principles from information provided by management.

ComTrust Communications LLC
Financial Statements
As of
November 15, 2008

Statement Compilation
Prepared by
SAGE Consulting

[redacted]

SAGE Consulting

Tax and Business Consultants
J. Floyd Swilley, Managing Partner

November 17, 2008

Harry L. Montgomery
Chief Financial Officer
ComTrust Communications, LLC
Myrtle Beach, SC 29579

Dear Mr. Montgomery:

Please find attached hereto Company Financial Statement for the period ended November 15, 2008, which this firm has compiled for you. The statement is a compilation of information provided by your company. The financial statement presents your assets and liabilities in accordance with the Statement on Standards for Accounting and Review Services issued by the American Institute Certified Public Accountants. The financial statements have been prepared from information provided by you in accordance to generally accepted accounting principles.

A compilation is limited in its scope to presentation in the form of financial statements information provided by you. We have not audited or reviewed the accompanying statements and as such do not express an opinion or any other form of assurance on them.

Please let me know if you have any questions or how this firm can be of service to you.

Sincerely,

Floyd Swilley
Managing Partner
SAGE Consulting

338 Jesse Street, Suite A
Myrtle Beach, SC 29579
www.sage-tax.com.com
jfs@sage-tax.com
Ph. (888) 806-0674
Fax (803) 753-0120

ComTrust Communications LLC
Balance Sheet
15-Nov-08
(Unaudited)

Assets		Liabilities	
Current Assets		Current Liabilities	
Cash and Equivalents[1]	$ 30,000	None	0
Subscriptions Receivable[2]	37,000	Total Current Liabilities	0
Total Current Assets	67,000		
		Non Current Liabilities	
Non-Current Assets		None	0
Equipment[3]	4,000	Total Non Current Liabilities	0
Furniture[4]	4,000	Total Liabilities	0
Total Non Current Assets	8,000		
		Equity	
		Common Membership Shares[5]	8,000
		Preferred Membership Shares[6]	67,000
		Total Member's Equity	75,000
Total Assets	$ 75,000	Total Liability and Members Equi	$ 75,000

Notes to Statement

[1] Cash depositied in Bank of America operating Account

[2] Subscriptions approved and in transfer from ERISA accounts but not received.

[3] Estimated fair market value of equipment contributed by common equity shareholders in exchange for shares

[4] Estimated fair market value of equipment contributed by common shareholders in exchange for shares

[5]Estimate value of common equity memberships based upon assets and other services in exchange for shares issued at establishment of company.

Common Shares	Authorized	Treasury	Issued
Class A Voting Common Shares	15,000,000	7,000,000	8,000,000

[6] Paid in capital for 12% preferred membership shares subscribed and issued.

Preferred Shares	Authorized	Treasury	Issued
Class A Voting Common Shares	250,000	183,000	67,000

The financial statement contained herein has not been audited.

ComTrust Communications, LLC
Statement of Income
Nov 15 2008

Revenues[1]			
Call Termination Revenues	$ 0		
Management Fee Revenues	0		
Other Revenues	0		
Total Revenue	0		0
Cost of Good Sold			
Cost of Termination		0	
Labor		0	
Other		0	
Total Cost of Goods Sold		0	
Gross Profit			0
Expenses			
Organizational Expenses[2]		4500	
Salaries Expenses		800	
Total Expenses			5300
Net Income (Loss)			($5,300)

[1] ComTrust initiated call termination traffic business during November 2008 as of statement date revenues had not been realized from initial acquisition of termination traffic.

[2] Organizational charges include document preparation filing fees with state of South Carolina, establish ment of books and recrodkeeping system and initial set up of operations.

[3] Salaries expenses represent the intial payments to officers for time and service in the establishment of the company and its operations.

This statement has not bee audited.

Exhibit I
Organizational Documents
Operating Agreement

ComTrust Communications, LLC

Operating Agreement

NOTICE: THIS AGREEMENT IS SUBJECT TO ARBITRATION PURSUANT TO THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, SECTION 15-48-10 *ET SEQ.* OF THE CODE OF LAWS OF SOUTH CAROLINA.

COMTRUST COMMUNICATIONS, LLC

OPERATING AGREEMENT

MEMBERSHIP SHARES IN COMTRUST COMMUNICATIONS, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. MEMBERSHIP SHARES ACQUIRED BY MEMBERS MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OF THE MEMBERSHIP SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH STATE LAWS AS MAY BE APPLICABLE, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED. MEMBERSHIP SHARES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED TO PERSONS WHO ARE NOT BONA FIDE RESIDENTS OF THE STATE OF SOUTH CAROLINA FOR A PERIOD OF AT LEAST NINE MONTHS FROM THE COMPLETION OF THE OFFERING IN WHICH THE TRANSFEROR ACQUIRED SUCH MEMBERSHIP SHARES. ADDITIONAL RESTRICTIONS ON TRANSFER OF THE MEMBERSHIP SHARES ARE SET FORTH IN THIS AGREEMENT.

Operating Agreement

Table of Contents

ARTICLE I
Definitions 2

ARTICLE II
Formation, Purposes and Powers 3

ARTICLE III
Membership and Capitalization 6

ARTICLE IV
Member Meetings 10

ARTICLE V
Management and Control 11

ARTICLE VI
Fiduciary Duties; Right to Rely; Indemnification 14

ARTICLE VII
Capital Accounts and Accounting 15

ARTICLE VIII
Interim Distributions and Allocations 16

ARTICLE IX
Dissolution, Winding Up, and Termination 19

ARTICLE X
Dissociation 21

ARTICLE XI
Restrictions on Transfer and Buy-Sell Provisions 23

ARTICLE XII
Miscellaneous Provisions 27

EXHIBIT A 32

EXHIBIT B 33

<u>NOTICE: THIS AGREEMENT IS SUBJECT TO ARBITRATION PURSUANT TO THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, SECTION 15-48-10 *ET SEQ*. OF THE CODE OF LAWS OF SOUTH CAROLINA.</u>

COMTRUST COMMUNICATIONS, LLC

OPERATING AGREEMENT

MEMBERSHIP SHARES IN COMTRUST COMMUNICATIONS, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. MEMBERSHIP SHARES ACQUIRED BY MEMBERS MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OF THE MEMBERSHIP SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH STATE LAWS AS MAY BE APPLICABLE, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED. CERTAIN RESTRICTIONS ON TRANSFER OF THE MEMBERSHIP SHARES ARE SET FORTH IN THIS AGREEMENT.

Operating Agreement
of

COMTRUST COMMUNICATIONS, LLC

THIS OPERATING AGREEMENT ("Agreement") is made and entered into as of the 1st day of November , 2008, by and among the "Members" and COMTRUST COMMUNICATIONS, LLC ("Company").

WITNESSETH:

WHEREAS, the Company has been formed as a limited liability company under South Carolina law for the limited purposes hereinafter set forth; and

WHEREAS, the Members wish to adopt this Agreement as the operating agreement of the Company.

NOW, THEREFORE, in consideration of the sum of Ten ($100.00) Dollars, to each paid in hand, the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company covenant and agree as follows:

WITNESSETH:

ARTICLE I
Definitions

1.1 Definitions. Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below:

(a) **"Act"** shall mean the South Carolina Uniform Limited Liability Company Act of 1996, Sections 33-44-101 et seq. of the Code of Laws of South Carolina (1976), as amended, and any corresponding provisions of future laws.

(b) **"Agreement"** shall mean this Operating Agreement, together with any amendments hereto.

(c) **"Articles of Organization"** shall mean the **COMTRUST COMMUNICATIONS, LLC** Articles of Organization filed with the South Carolina Secretary of State by which the Company was organized as a South Carolina limited liability company pursuant to the Act, together with any amendments thereto.

(d) **"Capital Account"** shall mean the account established and maintained for each Member on the books of the Company pursuant to ARTICLES VII and VIII hereof.

(e) **"Capital Contribution"** or "Contribution to Capital" shall mean the amount of cash and net fair market value (at the time of the contribution) of any property contributed to the Company by or on behalf of a Member.

(f) **"Code"** shall mean the Internal Revenue Code of 1986, as amended, and any corresponding provisions of future laws.

(g) **"Company"** shall mean **COMTRUST COMMUNICATIONS, LLC.**

(h) **"Company Liability"** shall mean any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

(i) **"Company Property"** shall mean any and all property, real, personal, tangible and intangible, either contributed by a Member as capital, transferred to, or otherwise acquired by the Company.

(j) **"Control" or "Controlled"** shall mean with respect to any legal entity, the actual or constructive ownership of more than fifty (50%) percent of all the voting rights in the entity, determined using the constructive ownership rules under Section 318 of the Code, regardless of whether the legal entity in question is a corporation or other legal entity.

(k) **"Disinterested"** shall mean with respect to any Member, a Member who (1) is not a party to a particular transaction or other undertaking, (2) has no material financial interest in any organization that is a party to that undertaking, and (3) is not a Family member of any Person who is either a party to that undertaking or has a material financial interest in any organization that is a party to that undertaking.

(l) **"Dissociation"** shall mean only the action of a Member deemed to be a Dissociation by the Member pursuant to ARTICLE X, and shall not have the meaning given it in the Act.

(m) **"Family"** shall mean (1) the spouse, lineal descendants and ancestors of an individual; (2) any estate, trust, guardianship, conservatorship, custodianship or other fiduciary arrangement for the benefit of any one or more of the individuals described in (1) above; and (3) any corporation, partnership, limited liability company or other business organization Controlled by any one or more individuals or entities described in (1) or (2) above.

(n) **"Financial Rights"** shall mean the right to share in the Profits and Losses of the Company and the right to share in distributions.

(o) **"Losses"** shall mean the losses of the Company as determined under ARTICLE VIII hereof.

(p) **"Member"** shall mean the parties to this Agreement from time to time.

(q) **"Membership Share"** shall mean all of the rights of a Member under this Agreement and under the Act, including, but not limited to, a Member's Financial Rights and Voting Rights.

(r) **"Person"** shall mean an individual, general partnership, limited liability company, limited liability partnership, limited partnership, trust, estate, corporation, custodian, trustee, executor, personal representative, legal representative, administrator, nominee or any other entity or person, and any individual or entity acting in a representative capacity.

(s) **"Profits"** shall mean the profits of the Company as determined under ARTICLE VIII hereof.

(t) **"Voting Rights"** shall mean the right of a Member to vote on any matter as provided in this Agreement or under the Act. Any reference to a Member's Voting Rights shall mean the percentage of Voting Rights in the Company held by the Member.

(u) **"Voting Rights in the Company"** shall mean the Voting Rights held by the Members, collectively. Unless otherwise specifically provided herein, reference to a percentage of Voting Rights in the Company shall mean a percentage of the total Voting Rights held by all the Members.

ARTICLE II
Formation, Purposes and Powers

2.1 **Formation.** The parties to this Agreement hereby agree to and adopt the terms and conditions set forth in this Agreement as the operating agreement of the Company. The Company shall exist under and be governed by the provisions of the Act, except as otherwise provided or modified by the Articles of Organization or this Agreement. The Company shall exist only for the purposes specified in this Agreement and shall not be deemed to create a partnership, joint venture, or any other relationship between the Members.

2.2 **Name.** The name of the Company shall be **COMTRUST COMMUNICATIONS, LLC**. The Company's name may only be changed by an amendment to the Articles of Organization.

2.3 **Articles of Organization.** The Articles of Organization have been filed with the South Carolina Secretary of State, and the Company shall remain in compliance with all applicable provisions of the Act necessary to maintain its existence as a South Carolina limited liability company.

2.4 **Designated Office.** The Company shall maintain a designated office in South Carolina in accordance with the Act. The designated office shall be at the address set forth in the Articles of Organization.

2.5 **Registered Agent and Address.** The registered agent for service of process on the Company and the street address of the registered agent for service of process on the Company shall be the Person and address set forth in the Articles of Organization.

2.6 **Term Company.** The Company shall be a term company within the meaning of the Act. The Company's existence shall commence on the date the Articles of Organization were filed with the South Carolina Secretary of State, unless a later effective date is specified in said Articles of Organization, and the existence of the Company shall terminate on the date specified in the Articles of Organization, unless extended or sooner terminated by law or pursuant to the provisions of this Agreement.

2.7 **Purposes.** The character of business and purposes of the Company shall be **development and management of Voice Over Internet Protocol (VoIP) and Cellular call termination**, and all services ancillary to such activities, including but not limited to managing, improving, operating, leasing, mortgaging, refinancing, pledging, selling or otherwise dealing with the Company Property and engaging in such other activities as the Members deem necessary or appropriate to the foregoing purposes.

2.8 **Powers.** Subject to the provisions of this Agreement, the Company shall have the same powers as an individual to do all things necessary or convenient to carry on its business and affairs, including the power to:

(a) Sue and be sued, and defend in its name;

(b) Purchase, receive, lease, or otherwise acquire, and own, hold, improve, use, maintain, manage, operate and otherwise deal with property of any kind, real, personal, tangible and intangible, or any legal or equitable interest in property, wherever located;

(c) Sell, convey, mortgage, grant a security interest in, lease, exchange, and otherwise encumber or dispose of all or any part of its property;

(d) Purchase, receive, subscribe for, or otherwise acquire, own, hold, vote, use, sell, mortgage, lend, grant a security interest in, or otherwise dispose of and deal in and with, shares or other interests in or obligations of any other entity;

(e) Make contracts and guarantees, incur liabilities, borrow money, issue debt or equity securities in any such class or form as deemed necessary and to the extent that such securities are deemed legal, whether registered or issued pursuant to an exemption granted by applicable state or federal statute, as necessary to fund the company including notes, bonds, and other obligations, which may be convertible into or include the option to purchase other securities of the limited liability company, and secure any of its obligations by a mortgage on or a security interest in any of its property, franchises, or income;

(f) Lend money, invest and reinvest its funds, and receive and hold real and personal property as security for repayment;

(g) Be a promoter, issuer, partner, member, associate, or manager of any partnership, joint venture, trust, or other entity;

(h) Conduct its business, locate offices, and exercise the powers granted by this Agreement and the Act within or without the State of South Carolina;

(i) Appoint officers, employees, and agents of the Company, define their duties, fix their compensation, and lend them money and credit;

(j) Pay pensions and establish qualified and non-qualified retirement plans, bonus plans, option plans, and benefit or incentive plans for any or all of its current or former Members, officers, employees, and agents, if otherwise permitted by law;

(k) Make donations for the public welfare or for charitable, scientific, or educational purposes;

(l) Make payments or donations, or do any other act, not inconsistent with law, that furthers the business of the Company;

(m) Perform any act and execute and deliver any documents required by any governmental authority; and

(n) Perform any and all other acts or activities customary, incidental, necessary or convenient to the purposes and powers enumerated herein.

2.9 Construction. Unless otherwise required by law, if and to the extent the provisions of this Agreement conflict with the Act, this Agreement shall control. If and to the extent the provisions of this Agreement do not conflict with the Act, the Act shall control.

ARTICLE III
Membership and Capitalization

3.1 Members. Each Member's Financial Rights and Voting Rights are shown on EXHIBIT A attached hereto. Initially there shall be two (2) classes of memberships: Common Equity Memberships and Participating Preferred Membership Shares.

3.1.1 Common Equity Membership Shares. Common Equity Membership Shares (CEM) shall be voting members and be entitled to all rights and responsibilities as granted under laws of the state of South Carolina and by the instant agreement. CEM shall determine the board of the company.

3.1.2 Participating Preferred Membership Shares: The company also shall issue partnership preferred shares under the following terms:

3.1.2.1 Description

Each Participating Preferred shares shall bear a par value of $1.00 and will consist of a stated Twelve percent (12%) preferred cumulative dividend and shall be convertible into an equal number of common shares at par beginning on the first day of the month following the twelfth month after the acceptance of the initial subscriptions and issuance of Participating Preferred shares by the Company.

3.1.2.2 Record and Payable Date of Dividend

When the Board of Directors declares a dividend it will establish the declaration date for the dividend. Such dividend shall then be payable no later than the fifteenth day of the month following the declaration date which will normally be fifteen days after the date of record. In declaring the dividend, the Board of Directors will give notice of the amount of dividend payable per share as well as the date such dividend will be paid to holders of record which normally will be the last day of the month in which the dividend is declared by the board of directors. All holders of record of shares on or before that date shall be entitled to receive the dividend as declared.

3.1.2.3 Cumulative and Preference

For any fiscal year of the Company and at any time a dividend is declared by the Board of Directors of the Company and paid by the Company, the Participating Preferred shares shall receive prior to any other shareholders receiving any dividends, an amount as determined by the Board equal to the difference previously paid up to and until a cumulative total of twelve percent of the par value of each share of record on the corporate books held has been paid to the shareholder of record per annum. Said shares shall have preference in the payment of all dividends and shall be senior to all other shares until such time as said shareholders have received a cumulative annual dividend equal to twelve percent per annum for each year such shareholder has been the owner of record of said Participating Preferred shares. Dividends shall be paid as determined by the board based upon the operating profit of the Company less any taxes, operating reserves and debt service, if any, senior to the Participating Preferred shares. While the company intends to pay the Participating Preferred dividends as described herein, potential investors are reminded that the company can and will only pay dividends to the extent that the Company is profitable. Since there can be no assurance that the company will be profitable there is no guarantee of payment of dividends as described herein. Potential investors should review the transaction with their own advisors to determine whether or not investment in the Preferred shares is suitable for their particular goals and objectives.

3.1.2.4 Call Provision of the Participating Preferred shares

The Company shall have the right to issue a call at any time after the initial thirty six (36) month period. Notice of call shall include, but not be limited to,:

a.) the date of call,
b.) the date of redemption,
c.) the price at which each share will be redeemed at by the Company,
d.) the name of the registrar for the Corporation and the address of same,
e.) the number of shares of record on the corporations books of each shareholder noticed,
f.) a summary of the rights of each shareholder under the terms of the 12% Participating Preferred shares,
g.) instructions on procedure to convert the 12% Participating Preferred shares into common shares of the Corporation and number of common shares which the shareholder would receive in exchange for the preferred shares,
h.) the procedure for redemption of shares,
i.) a copy of the latest audited interim financial statements for he Corporation, and
j.) the name of the Company contact for information relative to the call issued.

3.1.2.5 Effect of a call on the 12% Preferred shares

Upon issuance of a call the Company may redeem the 12% Participating Preferred shares for a sum equal to the initial invested capital of each unit holder. Upon payment of such call the 12% Participating Preferred shares shall terminate as a class of shares and be null and void.

3.1.2.6 Procedures for Redemption per Call

In the event of the issuance of a call each shareholder shall be issued a notice of intent to call not less than thirty (30) days prior to the date of the call. Upon receipt of the call the shareholder shall retain the right to convert all or part of the shares owned up to and until 12:00 noon on the day of the date of the call. In the event the shareholder does not desire to convert and desires to redeem the Preferred shares per the terms of the call, then the shareholder must deliver the certificates representing the shares for redemption to the registrar of the Company at the address set forth in the notice of call. In the event that the shareholder has not elected to convert the shares held by 12:00 on the day of the call date and the certificates for redemption received, then such shares as is of record on the books of the corporation and received by the registrar of the company, shall be redeemed at par and a check drawn on the Company's bank be issued in the name of the shareholder of record and delivered to the shareholder by means of United States Postal Service or equivalent, postage paid, at the address of record on the books of the corporation.

3.1.2.7 Right of Conversion of the 12% Preferred shares

At anytime following the first day of the month following the twelfth month after the acceptance of the first subscription of 12% Preferred shares as described herein, the shareholder of record may it its option choose to convert the 12% Participating Preferred shares held of record on the books of the corporation issued to the shareholder into an equal number of shares of the common shares of the underlying corporation at par wherein par is defined as convertible into ten (10) shares of common for each share of 12% convertible shares held of record by the shareholder.

3.1.2.8 Procedure for Conversion of the 12% Participating Preferred shares

In the event a holder of the 12% Participating Preferred shares desires to convert the shares held of record into common shares such shareholder must notify in writing notice of his desire to convert his or her shares delivered along with the share certificates via United States Postal Services Registered Mail Receipt Requested or equivalent delivered to the shareholder services department of the Company at 338 Jesse Street, Suite A, Myrtle Beach, South Carolina 29579 or to the registrar, if one is so designated by the Company at the address identified in the annual report to shareholders. Upon receipt of the notice and certificates the Company's treasurer shall cancel the 12% Participating Preferred shares on the face of the certificate, mark the entries representing the record of ownership of the shares from the corporate record as cancelled including date of conversion and reference of re-issue under certificate number of the common shares to be issued. The registrar or Corporate Treasurer shall then issue new shares evidencing ownership of common shares in appropriate and proportionate number of shares to the 12% Participating Preferred shares exchanged. The shareholders information will be transferred to the common stock ledger of the corporation indicating and memorializing the ownership of those certain common equity shares registered to the converting shareholder. Shares referencing equity ownership and bearing the number of common shares owned shall be recorded on the books of the corporation and mailed via United States Postal Service Registered Mail Return Receipt Requested or equivalent, postage paid and delivered to the shareholder at the address of record.

3.1.2.9 Preference in distribution of assets of corporation

The 12% Participating Preferred shares shall also have preferential position in the liquidation and winding up of the corporation should for any reason the Company be dissolved. The 12% Participating Preferred shares shall be entitled to claim for payment, on a pro rata basis, to the assets of the Corporation prior to the common equity shareholders of the Company. Although the 12% Participating Preferred shares will be senior to the common shareholders of the corporation they may not be entitled to the senior position to debtors other than the common equity shareholders in dissolution of the Company.

3.1.2.10 Restriction on sale of shares

The Participating Preferred shares, like the common shares have not been, nor will they be for the foreseeable future, registered under the Securities Act or any applicable securities laws of any other jurisdiction. The price of the shares has been arbitrarily established by the Company. A preferred shareholder desiring to sell or assign any or all of a shares must obtain the prior written consent of the Board of Directors, which may be granted or withheld in their discretion.

3.1.2.11 Authorized Number of Preferred Shares

The Company has authorized the issuance of 250,000 12% convertible preferred shares with a par value of $1.00 per share.

3.2 Admission of New Members. Except as otherwise provided in ARTICLE XI, additional Members (including transferees) may be admitted to the Company only with the consent of those Members who own 75% percent of the Voting Rights in the Company. The consenting Members shall indicate their consent to the admission of a new Member by executing with the new Member and the Company an amendment to EXHIBIT A of this Agreement setting forth the names, addresses, and percentage ownership of Financial Rights and Voting Rights of all the Members as a result of the new Member's admission. In addition, no Person shall become a Member unless such Person completes and executes an Admission Agreement with the Company in the form of EXHIBIT B attached hereto.

Except as otherwise provided in the next paragraph, no creditor of a Member who obtains any portion of a Membership Share by charging order pursuant to the Act, or otherwise, or any Person, including any creditor, receiver, or bankruptcy estate that obtains any rights in the Company by reason of a security interest, pledge or the filing of an action for foreclosure, bankruptcy, receivership, divorce, or any similar proceeding may become a Member in the Company without the unanimous written consent of the Members, obtained after the transfer.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Membership Share, or all of that Member's Financial Rights, are transferred voluntarily by the Member by sale, exchange or gift, or involuntarily by reason of the Member's death, incompetence, insolvency, bankruptcy, or dissolution, then the transferee(s) of such Membership Share or Financial Rights shall automatically become full Member(s) of the Company.

3.3 Transferee of Membership Share Admitted as a Member. Upon the transferee(s) of a transferor Member's entire Membership Share or all of the transferor Member's Financial Rights in the Company becoming Member(s), the transferor ceases to be a Member.

3.4 Transferee of Membership Share not admitted as a Member. If the transferee of all or any part of a Membership Share is not admitted as a Member, he shall be entitled to retain the Financial Rights transferred to him, but he shall not have any Voting Rights and shall not be entitled to participate in the management of the Company or to exercise any other rights of a Member. The transferee is subject to any claims or offsets the Company has against the transferor, regardless of whether those claims or offsets exist at the time of the transfer or arise afterwards. An amendment to this Agreement may change the rights of a transferee, even if the amendment is made after the transfer. A transferee who is not admitted as a Member shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under the Act. The transferor continues to be a Member, entitled to all rights of a Member, other than the rights transferred.

Notwithstanding anything herein to the contrary, a transferee who is not admitted as a Member shall not be entitled to receive any distributions from the Company until such transferee delivers to the Company written notice of the transfer, proof of the transfer deemed sufficient by the Company, the transferee's federal and state tax identification numbers, and/or social security number, current legal address and telephone number, and such other information as the Company may reasonably require.

3.5 Redemption of Member's Financial Rights Subjected to Charging Order. In the event a Member's Financial Rights are subjected to a charging order under the Act, the Company may redeem the Member's Financial Rights so charged, with Company Property, at any time prior to foreclosure of said Financial Rights in accordance with the Act. Nothing in this Section shall be construed as affecting or limiting the rights of the judgment debtor and the other Members to redeem any Financial Rights subjected to a charging order with their own property in accordance with the Act.

3.6 Power of Attorney. Any Member may give another Member power of attorney to act for or to execute documents in the name of such Member, provided the Member giving such power of attorney delivers a copy of the power of attorney to the Company. Any such power of attorney may be changed or revoked at any time by the Member who gave such power by giving notice of its change or revocation to the Company.

3.7 Voluntary Capital Calls. Those Common Equity Members who own 75% percent of the Voting Rights in the Company may request that the Members make additional Contributions to Capital by delivering notice of the request to each Member. Any additional capital shall be contributed by the Members in the same ratio as each Member's Financial Rights bears to the total of all the Financial Rights in the Company. Solely for purposes of this Section, a Member who has transferred his Financial Rights, but whose transferee has not become a Member, shall be deemed to hold the Financial Rights so transferred. If any Member fails to make his Capital Contribution within 120 days after notice of the capital call ("Defaulting Member"), such failure shall not be a breach of this Agreement, and the amount which the Defaulting Member fails to contribute shall not be a personal debt obligation of the Defaulting Member. Such amount shall be payable only out of any distributions from the Company otherwise payable to the Defaulting Member (or his transferee). The Defaulting Member shall not be entitled to receive any distributions from the Company until all amounts due hereunder have been paid in full.

3.8 Representations and Warranties of Members. Each Member hereby represents and warrants to the Company and each other Member, and covenants with the Company and each other Member that:

(a) the Member is acquiring such Member's Membership Share in the Company for the Member's own account as an investment and without an intent to distribute the Membership Share;

(b) the Member acknowledges that such Member's Membership Share has not been registered under the Securities Act of 1933 or any state securities laws, nor is there any intention to do so at the execution of this agreement;

(c) the Member acknowledges that such Member's Membership Share is subject also to the restrictions on transfer contained in this Agreement and the Act, and may not be resold or transferred by the Member without appropriate registration under applicable securities laws or the availability of an exemption from such requirements and compliance with the restrictions herein;

(d) such Member's Membership Share is not transferable under any circumstances to a Person who is not a bona fide resident of the State of South Carolina;

(e) the Member acknowledges that the purchase of the Member's Membership Share in the Company was not solicited by the use of general advertising or solicitation, and that no brokerage or similar commission was paid to anyone relating to the Member's acquisition of an interest in the Company;

(f) the Member has been given sufficient opportunity to ask questions, and receive answers with respect to the Company concerning the terms and conditions of the Member's investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information provided to such Member in order for the Member to evaluate the merits and risks of investment in the Company;

(g) in the event such Member is not a natural person, the Member is duly organized, validly existing and in good standing under the laws of the state of its formation and has full power to carry on its business and to own and operate its properties and assets as presently owned and operated;

(h) such Member has taken all action necessary to approve and authorize the execution of this Agreement and to consummate the transaction contemplated hereby; and

(i) when executed and delivered, this Agreement shall constitute the valid and binding obligations of the Member, enforceable in accordance with its terms and conditions.

The inclusion of the foregoing does not constitute an acknowledgment that an interest in the Company is a security under applicable law, and the Company reserves the right to contest whether an interest in the Company constitutes a security.

3.9 Indemnification. Each Member shall and does hereby agree to indemnify and hold harmless the Company and the other Members from any and all liabilities, losses, costs, damages or expenses (including, without limitation, the costs of litigation and reasonable attorneys' fees) arising out of, resulting from, or in any way related to the misrepresentation or breach of any representation or warranty of such Member set forth in this Agreement.

ARTICLE IV
Member Meetings

4.1 Place of Meetings. All meetings of the Members shall be held at the Company's principal place of business, or at such other place as shall be agreed upon by the Members.

4.2 Time of Meeting. Any Member may call meetings of the Members at any time by delivery to all Members of written notice at least five (5) days in advance of the proposed meeting date. The notice shall contain the time, date and place of the meeting.

4.3 Member Voting and Quorum. Each Member shall be entitled to vote in proportion to his Voting Rights in the Company. In order for any vote of the Members to be valid, a quorum must be represented at the meeting either in person or by proxy. 75% percent of the Voting Rights in the Company constitutes a quorum.

4.4 Voting by Certain Members. Voting Rights owned by a corporation or other business entity may be voted by the officer, agent or proxy as the by-laws of that corporation or other governing instruments of the business entity prescribe, or, in the absence of such provision, as the board of directors or other governing body of the corporation or entity may determine.

Voting Rights owned by an administrator, executor, personal representative, guardian, or conservator may be voted by him, either in person or by proxy, without a transfer of such Voting Rights into his name. He, either in person or by proxy, may vote voting Rights owned by a trustee.

Voting Rights owned by a receiver may be voted by the receiver, and Voting Rights owned by or under the control of a receiver may be voted by the receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

A Member whose Membership Shares or Voting Rights are pledged (if otherwise permitted hereunder) shall be entitled to vote such Voting Rights until the Voting Rights have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the Voting Rights so transferred.

4.5 Proxies. Members may vote by proxy appointed by an instrument in writing. A proxy shall be delivered to the other Members before the meeting at which it is to be voted and shall not be valid after the final adjournment of the meeting.

4.6 Waiver of Notice. A Member may waive notice of any meeting by a signed writing. In addition, a Member who attends a meeting waives his right to assert any lack of notice, or defect in notice, of the meeting unless he states such objection at the outset of the meeting.

4.7 Manner of Meetings. Members may participate in meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting as provided herein shall constitute presence in person at such meeting.

4.8 Action without Meeting. The Members may take action without notice and a meeting if all the Members consent to such action and sign a Consent of the Members which sets forth the action to be taken.

ARTICLE V
Management and Control

5.1 General Authority. The Company shall be member managed, as defined in the Act. Except as otherwise expressly provided by this Agreement, any matter relating to the business and affairs of the Company shall be decided by those Members who own 75% percent of the Voting Rights in the Company. Such Members, or their authorized delegates, shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Without limiting the generality of the foregoing, they shall have the power and authority on behalf of the Company to:

(a) Acquire property, real, personal, tangible and intangible;

(b) Borrow money for the Company from banks, other lending institutions, and other Persons and to hypothecate, encumber and grant security interests in the assets of the Company to secure payment of the borrowed sums;

(c) Purchase liability and other insurance to protect the Company and the Members;

(d) Hold, own, invest and reinvest, purchase and sell, any property, real, personal, tangible and intangible, in the name of the Company, including, but not limited to, deeds, mortgages, leasehold interests, general partnerships, limited partnerships, limited liability companies, common trust funds, mutual funds, stocks, options, warrants, rights, puts, calls, contracts, futures, bonds, debentures, securities (public and private), and other debt and equity interests of any kind or nature, and to actively trade, speculate on, maintain and manage the same;

(e) Enter into, make, and perform contracts, agreements, and other undertakings binding on the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and make all decisions and waivers thereunder;

(f) Employ accountants, legal counsel, managing agents, money managers, property managers, real estate brokers and agents, investment advisors and other advisors to perform services for the Company and to compensate them out of Company Property;

(g) Screen, interview, and examine staff and personnel to be employed by the Company;

(h) Open and maintain bank and investment accounts and arrangements, draw checks, letters of credit, and other orders for payment of money and designate individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(i) Pay debts and obligations of the Company to the extent that Company Property is available;

(j) Sell, purchase, lease, loan, borrow, rent, repair, partition, mortgage, pledge, encumber develop, improve, subdivide or otherwise deal with any property, including Company Property;

(k) Collect sums due the Company and bring suit on the Company's behalf or defend the Company in any action, and compromise, settle, collect, and otherwise represent, prosecute and defend the legal rights and interests of the Company;

(l) File on behalf of the Company a voluntary petition for bankruptcy, or bring an action on behalf of the Company for receivership, insolvency or other similar relief in any court of competent jurisdiction, and to defend, answer, respond and otherwise represent the Company in any such action or proceeding; and

(m) Perform all other acts as may be necessary or appropriate to the conduct of the Company's business, and to execute, acknowledge, verify and deliver any or all instruments desirable to effectuate any of the foregoing.

5.2 Additional Voting Requirements for Certain Major Decisions. Notwithstanding anything herein to the contrary, the following major decisions shall require approval of the Members in the percentages designated:

(a) Any amendment to this Agreement or the Articles of Organization shall require the approval of those Members who own 100% percent of the Voting Rights in the Company.

(b) The Company shall not compromise, settle, waive or limit the obligation of any Member to make a Capital Contribution to the Company without the consent of those Disinterested Members who own 100% percent of the Voting Rights owned by all Disinterested Members.

(c) The Company shall not sell, or contract to sell, or otherwise dispose of all or substantially all of the Company Property without the approval of those Members who own 100% percent of the Voting Rights in the Company. For purposes of this subsection, all or substantially all of the Company Property means 100% percent of such property by value.

(d) The Company shall not enter into any merger, or any profit sharing, joint venture, or other such arrangement without the approval of those Members who own 75% percent of the Voting Rights in the Company.

(e) The Company shall not hire anyone who is a member of a Member's Family without the approval of those Members who own 100% percent of the Voting Rights in the Company.

5.3 Delegation. The Members may authorize or delegate any of their authority to any Person from time to time to act on their behalf.

5.4 Ratification. The Members may ratify and adopt any and all acts of any Person done on behalf of the Company.

5.5 Personal Services. No Member shall be required to perform any services for the Company by virtue of being a Member of the Company.

5.6 Compensation for Services. Those Members who provide services to the Company shall be entitled to reasonable compensation from the Company in an amount to be determined by those Disinterested Members who own 100% percent of the Voting Rights owned by all Disinterested Members. Such compensation shall be paid in the form of guaranteed payments under Section 707(c) of the Code. Also, the Members shall be entitled to reimbursement for all expenses reasonably incurred by them on behalf of the Company.

5.7 Officers. Those Members, who own 100% percent of the Voting Rights in the Company may, from time to time, designate one or more individuals to be officers of the Company. Any officers so designated shall have such authority and perform such duties as the Members may, from time to time, delegate to them. The Members may assign titles to particular officers. Unless the Members decide otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office. The same Person may hold any number of offices. Designation of a person as an officer shall not of itself create an employment agreement or any other contract rights. Each officer shall hold office until his successor shall be duly designated and qualified, or until his death or until he shall resign or shall have been removed, with or without cause, by those Members who own 100% percent of the Voting Rights in the Company.

5.7.1 Chief Executive Officer: The Chief Executive Officer (CEO) of the company may also be referred to as the managing member, but may or may not be an equity member of the company and shall be charged with presiding over company meetings, executing on behalf of the company any and all such documents as is necessary to operate and effect the business of the company. Company president shall be in charge of oversight of the day to day affairs of the company and be a member of the board of directors.

5.7.2 Chief Financial Officer: The Chief Financial Officer (CFO) may or may not be a member of the company. The Chief Financial Officer will be charged with oversight of all bookkeeping functions of the company including but not limited to accounting and legal records, securities offering records and any other record that may be deemed necessary and proper by the board of directors. The CFO will interact with the independent CPA of the company to order audits as required by law and regulations.

5.7.3 Chief Operating Officer: The Chief Operating Officer (COO) shall be charged with the oversight of company operations relative to cellular termination. The COO may or may not be an equity member of the company. The COO will be charged with assisting the CFO and CEO with the preparation of budgets for the company. The COO will interface with the company's joint venture partners in operations of company joint ventures.

5.7.4 Chief Technology Officer: The Chief Technology Officer (CTO) will act as the liaison for the board of directors relative to technology and oversee technology of the firm.

5.7.5 Company Secretary: Company Secretary will oversee the recording of the minutes of company meetings and countersign corporate securities and other documents on behalf of the company. Company Secretary shall be a non-voting board member and may or may not be an equity member of the company.

In addition to the above officers the Company may add additional Board Members as needed.

ARTICLE VI

Fiduciary Duties; Right to Rely; Indemnification

6.1 Duty of Loyalty. A Member's duty of loyalty to the Company and the other Members is limited to the following:

(a) To account to the Company and to hold as trustee for the Company any property, profit or benefit derived by the Member in the conduct or winding up of the Company's business or derived from a use by the Member of the Company's property, including the appropriation of a Company opportunity;

(b) To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company; and

(c) To refrain from competing with the Company in the conduct of the Company's business before dissolution of the Company.

With the consent of 100% percent of the Disinterested Members, such Disinterested Members may identify specific types or categories of activities that do not violate the duty of loyalty, if not manifestly unreasonable. With the consent of 100% percent of the Disinterested Members, such Disinterested Members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty.

Notwithstanding anything herein to the contrary, the Members and the Company acknowledge and agree that some or all of the Members, and/or their Family members, either directly or indirectly through other Persons, are engaged in other business and investment activities which may be considered to compete with or be adversarial to the business conducted by the Company; however, the Members and the Company intend and agree that they shall have no interest or rights with respect to any business, investment or other activities of the Members or their Family members carried on outside the Company. The Members are sophisticated investors and are aware of the extent of the other Members' business and investment activities. No Member shall be under any obligation to disclose any business opportunity to the Company or the other Members. The fiduciary duties of the Members shall be limited to their dealings with the Company Property.

6.2 Duty of Care. In carrying out his duties and exercising his powers hereunder, each Member shall exercise reasonable skill and care, use his best judgment and act at all times in what he deems to be the best interests of the Company. Subject to the preceding sentence, no Member shall be liable, responsible or accountable in damages or otherwise to the Company or the other Members for any acts performed or omitted by him in good faith and within the scope of this Agreement.

6.3 Fiduciary Duties. Each Member shall discharge his duties and exercise any of his rights consistently with the obligation of good faith and fair dealing which he owes to the Company and the other Members. A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. As to each loan or transaction, the rights and obligations of the Member are the same as those of a Person who is not a Member, subject to other applicable law.

6.4 Right to Rely. The Members shall not be held liable to the Company, or to the other Members, for relying in good faith upon the records required to be maintained by this Agreement and upon such information, opinions, reports or statements by any of the Members, attorneys, accountants, agents, advisors or any other Person who has been selected with reasonable care by or on behalf of the Company, as to matters the Member reasonably believes are within such other Person's professional or expert competence.

6.5 Indemnification of Members. To the fullest extent allowed by law, the Members shall be indemnified and held harmless by the Company for any liability resulting from any act performed or omission made by them in good faith on behalf of the Company, except for acts or omissions of gross negligence, reckless conduct, intentional misconduct, or knowing violation of the law.

6.6 Duty of Confidentiality. Each Member hereby warrants, covenants and agrees that he will not furnish, divulge, communicate, use to the detriment of the Company or use for the business of any other Person, any of the Company's confidential information, including but not limited to pricing information, data, sales methods, know how, processes, licenses, trade secrets, names of customers, customer lists, names of Members, or the partners, shareholders, members or other principals of any Member, future plans, accounting, marketing, financial data, or contract information. Each Member agrees to return all documents which contain any confidential information and all copies of such documents upon request by the Company.

ARTICLE VII
Capital Accounts and Accounting

7.1 Capital Accounts. The Company shall establish for each Member a Capital Account, which shall be maintained in accordance with Section 704 of the Code and the capital account rules set forth in Treasury Regulations Section 1.704-1(b).

7.2 Compliance with Section 704(b) of the Code. The provisions of this Agreement as they relate to the maintenance of Capital Accounts and allocations of Profits and Losses are intended, and shall be construed, and, if necessary, modified to cause the allocations of Profits, Losses, income, gain, deductions, credit and other items pursuant to this Agreement to have substantial economic effect within the meaning of the Treasury Regulations promulgated under Section 704(b) of the Code. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation.

7.3 Tax Matters Member. SAGE Consulting, LP is designated the initial tax matters partner of the Company, as defined in Section 6231(a)(7) of the Code. The Company may designate a new tax matters partner from time to time without amending this Agreement.

ARTICLE VIII
Interim Distributions and Allocations

8.1 Interim Distributions. Interim distributions to the Members shall be made in accordance with the following:

(a) First, the Company shall distribute to those Members who have provided services to the Company the compensation to which each is entitled under ARTICLE V. Such distributions shall be guaranteed payments within the meaning of Section 707(c) of the Code.

(b) From time to time those Members who own 75% percent of the Voting Rights in the Company shall determine to what extent, if any, the Company's cash on hand ("Company Cash") exceeds the current and anticipated needs of the Company's business, including, but not limited to, operating expenses, debt service, acquisitions, payments under Section 707(c) of the Code, all amounts necessary to preserve, maintain and repair any Company Property, reserves against future contingent liabilities, and the retention of funds for future investments and activities. Any Company Cash in excess of such amounts shall be distributed to the Members.

(c) Notwithstanding anything herein to the contrary, within seventy-five (75) days after the end of each calendar year, the Company shall distribute to the Members an amount equal to forty (40%) percent of the Company's income that is taxable to the Members for federal income tax purposes for the immediately preceding calendar year. The amount of the distribution required under this subsection shall be reduced by all distributions, which previously have been made from the Company to the Members pursuant to this Section during such calendar year other than guaranteed payments within the meaning of Section 707(c) of the Code.

Except as otherwise provided in this Agreement, all distributions to the Members must be made simultaneously to each of the Members and must be made in proportion to the Members' Financial Rights. Such distributions may be in cash or Company Property or partly in both. Items of Company Property need not be distributed proportionately, provided the Members agree upon the value of the property being distributed and the value of the property and the cash received by each Member is proportionate to his Financial Rights.

Subject to the Act, at the time that a Member becomes entitled to receive a distribution, the Member has the status of and is entitled to all remedies available to a creditor of the Company with respect to the distribution.

8.2 Restrictions on Distributions. Notwithstanding anything herein to the contrary, no distribution to any Member may be made if after giving effect to the distribution either (a) the Company would not be able to pay its debts as they become due in the ordinary course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved, wound up and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up and termination of Members whose preferential rights are superior to those receiving the distribution. The provisions of Section 33-44-406 of the Act shall apply in construing this Section.

8.3 Calculation of Profits and Losses. The Profits and Losses of the Company for each fiscal year or other period shall be the taxable income or loss of the Company for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any Company income which is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be added to such taxable income or loss.

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) (expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account) or treated as such expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)(2) and (3) (organizational expenditures which the Company elects not to amortize under Code Section 709(b) and certain disallowed losses) and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be subtracted from such taxable income or loss.

(c) Gain or loss with respect to the disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Code Section 704) of such property without regard to the adjusted basis.

(d) Depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss shall, for purposes of this subsection, be based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Section 704) of Company Property.

8.4 Allocation of Profits and Losses. The Profits and Losses of the Company for any fiscal year of the Company shall be allocated among the Members in accordance with their Financial Rights. The proceeds of any life insurance policy insuring the life of a Member which are received by the Company shall be allocated to the surviving Member(s), and the deceased Member, his estate, successors, or legal representatives shall have no interest in or distributive share of such proceeds.

8.5 Tax Item Allocation. Unless otherwise specially allocated herein, whenever a proportionate part of Profits or Losses is charged or credited to the Capital Account of a Member, every item of income, gain, loss, deduction, credit, allowance or tax preference entering into the computation of such Profits or Losses or applicable to the period during which such Profits or Losses were realized shall be considered credited or charged, as the case may be, to such Capital Account in the same proportion. In the event of a transfer of Financial Rights in the Company at any time other than at the end of the Company's tax year, the distributive share of Profits and Losses and any items of Company income, gain, loss, deduction, credit or tax preference attributable to the transferred Financial Rights shall be apportioned for income tax purposes between the transferor and transferee in accordance with the number of days in the taxable year of the Company that each was the owner of such Financial Rights.

8.6 Code Section 704(c). In accordance with the provisions of Code Section 704(c), income, gain, loss and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated to the Members so as to take account of any variation between the adjusted basis of such property and the fair market value at the time of contribution.

8.7 Nonrecourse Deductions. Notwithstanding anything herein to the contrary, beginning in the first taxable year of the Company in which there are nonrecourse deductions, all nonrecourse deductions and distributions of proceeds attributable to nonrecourse borrowing (as defined in Treasury Regulations Section 1.704-2) shall be allocated in accordance with the Members' Financial Rights or in any other manner that is reasonably consistent with allocations that have substantial economic effect of some other significant Company item attributable to the property securing the nonrecourse liabilities. Items attributable to a particular Member's nonrecourse liability (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated to the Member that bears the economic risk of loss for the liability.

8.8 Minimum Gain Chargeback Requirements. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company minimum gain (as determined under Treasury Regulations Section 1.704-2(d)) for the Company's taxable year, each Member must be allocated items of income and gain for that taxable year equal to that Member's share of the net decrease in Company minimum gain. A Member's share of the net decrease in Company minimum gain is the amount of the total net decrease multiplied by the Member's percentage share of Company minimum gain at the end of the immediately preceding taxable year (as determined in Treasury Regulations Section 1.704-2(g)). A Member is not subject to this minimum gain chargeback requirement to the extent the Member's share of the net decrease in Company minimum gain is caused by a guarantee, refinancing, or other change in the debt instrument causing it to become partially or wholly a recourse liability or a Member nonrecourse liability, and the Member bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the newly guaranteed, refinanced, or otherwise changed liability.

If during a taxable year there is a net decrease in Member nonrecourse debt minimum gain (as determined under Treasury Regulations Section 1.704-2(i)(2)), any Member with a share of that Member nonrecourse debt minimum gain (as determined under Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to that Member's share of the net decrease in the Member nonrecourse debt minimum gain. A Member's share of the net decrease in Member nonrecourse debt minimum gain is determined in a manner consistent with the provisions of Treasury Regulations Section 1.704-2(g)(2). A Member is not subject to this minimum gain chargeback requirement, however, to the extent the net decrease in Member nonrecourse debt minimum gain arises because the liability ceases to be Member nonrecourse debt due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a nonrecourse liability. The amount that would otherwise be subject to the member nonrecourse minimum gain chargeback is added to the Member's share of Company minimum gain under Treasury Regulations Section 1.704-2(g)(3).

8.9 Qualified Income Offset. Unless otherwise agreed, a Member is not required to fund any deficit in the Member's Capital Account at any time. However, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member (or a deficit balance in excess of any limited dollar amount the Member is obligated to restore), the Member will be allocated items of income and gain consisting of a pro rata portion of each item of Company income and gain for such year in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. This Section will be interpreted, applied, and if necessary modified to constitute a "qualified income offset" as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

8.10 Distributions Subject to Set-Off. Except as otherwise provided in this Agreement, all distributions are subject to set-off by the Company for any past-due obligation of a Member to the Company.

ARTICLE IX
Dissolution, Winding Up, and Termination

9.1 Dissolution. Except as otherwise provided herein, the Company shall dissolve, its affairs shall be wound up, and the Company shall terminate only upon the happening of one or more of the following events:

(a) The written consent of those Members who own 100% percent of the Voting Rights in the Company;

(b) Any event occurs that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this subsection;

(c) The filing by the Secretary of State of a certificate administratively dissolving the Company pursuant to the Act, unless the Company is reinstated in accordance with the Act.

(d) The expiration of the period fixed for the duration of the Company, as set forth in the Articles of Organization, unless those Members who own 100% percent of the Voting Rights in the Company extend the term of the Company.

9.2 Waiver of Right to Wind Up. Notwithstanding anything herein to the contrary, at any time after the dissolution of the Company and before the winding up of its business is completed, the Members, including a dissociated Member whose dissociation caused the dissolution, or his heirs, legal representatives, personal representatives, successors or permitted assigns, may unanimously waive the right to have the Company's business wound up and the Company terminated. In that case, (a) the Company shall resume carrying on its business as if dissolution had never occurred and any liability incurred by the Company or a Member after the dissolution and before the waiver is determined as if the dissolution had never occurred, and (b) the rights of a third party accruing under the Act or arising out of conduct in reliance on the dissolution before the third party knew or received a notification of the waiver shall not be adversely affected.

9.3 Winding Up: Powers and Duties of Liquidator. Except as otherwise provided herein, following dissolution of the Company, those Members who own 100% percent of the Voting Rights in the Company shall appoint one or more Members or an independent third party to serve as liquidator. The liquidator shall have full authority in winding up the Company's affairs. The liquidator shall:

(a) Deliver notice of the Company's dissolution to all of the Company's known claimants and creditors in the form and manner described in the Act;

(b) Publish notice of the Company's dissolution as provided in the Act;

(c) Make final liquidating distributions as provided below, and distribute any Company Property discovered after any such final liquidating distributions in the manner described below; and

(d) After dissolution and the completion of winding up, file Articles of Termination with the South Carolina Secretary of State to terminate the legal existence of the Company in accordance with the Act.

9.4 Sale of Company Property. Unless otherwise agreed by those Members who own 100% percent of the Voting Rights in the Company, the liquidator shall first attempt to sell all or any part of the Company's business as a going concern. If any such sale or partial sale is not consummated within six (6) months after the date of the dissolution, or such other period of time agreed to by such Members, the liquidator shall publish notice that all unsold Company assets are for sale and solicit bids for such assets. Any Company assets, which remain unsold six (6) months after the date of the first publication of such notice, shall be marshaled and auctioned by the liquidator. All assets unsold after the auction shall be distributed in kind in the manner described below.

9.5 Distribution In Kind. The Company may distribute assets in kind to satisfy any or all of its obligations. If the Company will distribute assets in kind, the Members shall have thirty (30) days to agree upon the fair market value of such assets. If the Members cannot agree on the fair market value of any asset, the liquidator shall hire an independent appraiser to determine the fair market value of the asset in question. Any property distributed in kind shall be treated in accordance with Sections 721, 736, 737 and 751 of the Code. The liquidator shall adjust the Members' Capital Accounts to reflect any gain or loss which would have been allocated had such property been sold for its fair market value.

9.6 Final Liquidating Distributions. After the sale of all Company assets, or the determination of fair market value for distribution in kind of Company assets, the liquidator shall apply the proceeds of the sale or the Company assets as follows:

(a) Payment or adequate provision for payment shall be made to creditors, including the liquidator if the liquidator is not a Member, for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company, and to the extent permitted by law, to Members who are creditors in satisfaction of liabilities of the Company;

(b) If the liquidator is a Member, to the liquidator for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company;

(c) All remaining cash and other assets shall be distributed to the Members in accordance with their positive Capital Account balances, determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the distribution occurs, including adjustments for distributions made under this Section.

9.7 Deficit Capital Account Balances. Any deficit in a Member's Capital Account shall not be an asset of the Company, and no Member or transferee of all or any part of a Membership Share shall be obligated to contribute any amount to the Company in excess of any limited dollar amount the Member or transferee has otherwise agreed to restore.

9.8 Final and Complete Distribution. The distributions provided for in this Article shall constitute a complete return of the Members' Contributions to Capital, and a final and complete distribution to the Members in satisfaction of all of their rights in the Company.

9.9 Duties During Winding Up. The duty of loyalty, duty of care and fiduciary duties set forth in this Agreement shall apply to any Person winding up the Company's business.

ARTICLE X
Dissociation

10.1 Events of Dissociation. The provisions of the Act relating to dissociation shall apply to the Company.

a) Withdrawing, retiring or resigning from the Company by giving written notice to the Company; or

(a) Withdrawing, retiring or resigning from the Company with the consent of those Members who own 100% percent of the Voting Rights in the Company; or

(b) If the Member files a voluntary petition for bankruptcy, is adjudicated a bankrupt or has a bankruptcy petition filed against him which is not dismissed within ninety (90) days; or

(c) On application by the Company or another Member, the Member's expulsion by judicial determination under Section 33-44-601(6) of the Act because the Member:

(1) Engaged in wrongful conduct that adversely and materially affected the Company's business; or

(2) Willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or the other Members under Section 33-44-409 of the Act; or

(3) Engaged in conduct relating to the Company's business which makes it not reasonably practicable to carry on the business with the Member; or

(d) Entry of an order by a court of competent jurisdiction adjudicating the Member to be insane, the appointment of a guardian or general conservator for the Member, or a judicial determination that the Member has otherwise become incapable of performing his duties under this Agreement; or

(e) The giving by a Member of notice to the Company that the Member desires to transfer all or any portion of his Membership Share; or

(f) The expulsion of the Member by those Disinterested Members who own 100% percent of the Voting Rights owned by all of the Disinterested Members in the Company; or

(g) The death of the Member or

(h) The Disability of the Member (Disability shall mean totally and permanently disabled for a period of twelve (12) months during a fifteen (15) consecutive month period so that a Member is unable to engage in his usual Company duties as determined by a doctor selected and paid by the Company); or

(i) If the Member engages in any sale, merger, share exchange, partnership, joint venture or other arrangement, including the issuance of new shares of stock or equity interests in the Member or in any Person that Controls the Member, and as a result of said transaction a Person who is not one of the group of Persons in Control of the Member, as of the date such Member became a party to this Agreement, takes Control of the Member; or

(j) The filing of a Certificate of Dissolution, or the equivalent, for a Member that is a corporation, limited liability company, limited partnership, or other entity, or the lapse of ninety (90) days after notice to such Member of revocation of its charter without a reinstatement of its charter.

10.2 Effect of Member's Dissociation. Unless otherwise provided in ARTICLE IX, the Dissociation of a Member **treated as Ordinary Income** does not dissolve the Company.

10.3 Character of Payments. To the extent permitted by the Code and all applicable Treasury Regulations, all payments made to any Dissociating Member shall be treated as payments described in Section 736(a) of the Code.

10.3(a) Character of Payments. To the extent permitted by the Code and all applicable Treasury Regulations, all payments made to any Dissociating Member, other than those which relate to unrealized receivables and substantially appreciated inventory of the Company, shall be treated as payments described in Section 736(b) of the Code.

10.4 Statement of Dissociation. A Dissociated Member or the Company may file a Statement of Dissociation in accordance with the Act.

ARTICLE XI
Restrictions on Transfer and Buy-Sell Provisions

11.1 Restrictions on Transfer.

(a) Except for Permitted Transfers as set forth in SECTION 11.5, no Member may voluntarily or involuntarily sell, transfer, gift, assign, pledge, mortgage, hypothecate, or otherwise convey or encumber any portion or all of his Membership Share to any Person without the prior written consent of those Members who own 100% percent of the Voting Rights in the Company (without regard to the Member desiring to transfer his Membership Share). If such consent is obtained, the provisions of ARTICLE III shall govern the rights of the transferor and transferee. Any attempted conveyance or encumbrance of all or a portion of a Membership Share not expressly permitted herein shall be null, void and without effect.

(b) Notwithstanding anything herein to the contrary, each Member acknowledges that his Membership Share has not been registered under the Securities Act of 1933, as amended ("1933 Act"), in reliance on applicable exemptions. Therefore, the Members hereby agree that Membership Shares in the Company shall be nontransferable, except in compliance with the 1933 Act and applicable state securities laws, and any attempted transfer not in compliance therewith shall be null, void, and without effect. As an additional condition precedent to the transfer of any Membership Share, the Company may require an opinion of counsel satisfactory to the Company that such transfer will be made in compliance with the 1933 Act and applicable state securities laws, and such transferor shall be responsible for paying any attorneys' fees incurred in connection with the opinion. The transferor may be required to indemnify the Company for any damages resulting from failure to comply with said securities laws, if the Company so requires.

11.2 Right to Buy.

(a) Dissociation For Reasons Other Than Death or Disability. If a Member Dissociates within the meaning of ARTICLE X (a "Triggering Event") other than by reason of death or Disability, then such Member ("Dissociating Member") is deemed to have offered to the Company all of his Membership Share at the price determined in accordance with SECTION 11.3 and upon the terms contained in SECTION 11.4.

If the Company does not accept said offer within ten (10) days after receiving written notice of the Triggering Event from the Dissociating Member (or his estate or other legal representative, as the case may be) and the determination of the purchase price, then such Member's Membership Share shall be offered in writing, at the same price and upon the same terms, to the other Members (the "Remaining Members") by delivery of written notice to them. The Company and/or the Remaining Members may accept the offer by delivering written notice to the Dissociating Member. If the Company and/or the Remaining Members accept the offer, then all of the Membership Share offered for sale must be purchased by the Company and/or the Remaining Members. In the event more than one offeree accepts the offer, those accepting shall purchase in proportion to their Membership Shares, unless they agree otherwise.

If none of the Remaining Members accept the offer to purchase the Dissociating Member's Membership Share within ten (10) days after receipt of written notice by them, then the Membership Share may be offered for sale to any Person, provided that such Membership Share shall be sold for at least the same price and upon the same terms at which it was offered to the Company and the Remaining Members. The rights of the transferee of such Membership Share shall be determined in accordance with ARTICLE III.

In the event any sale of a Membership Share to a third Person shall not be consummated within sixty (60) days after the expiration of the Remaining Members' option to purchase, the Membership Share or any portion thereof may not be transferred unless the same shall be offered again to the Company and the Remaining Members in the manner and in accordance with the terms herein provided.

(b) Death. Notwithstanding anything herein to the contrary, upon the death of a Member, the Company shall purchase, and the estate of the decedent, or his successor in interest by operation of law shall sell all of the decedent's Membership Share in the Company now owned or hereafter acquired. The purchase price of such Membership Share shall be computed in accordance with the provisions of SECTION 11.3 and paid in accordance with the provisions of SECTION 11.4.

(c) Disability. Notwithstanding anything herein to the contrary, if a Member is Disabled, then the Company shall purchase and said Member shall sell all of his Membership Share in the Company now owned or hereafter acquired. The purchase price of such Membership Share shall be computed in accordance with the provisions of SECTION 11.3 and paid in accordance with the provisions of SECTION 11.4.

11.3 Purchase Price. Unless the Member offering or selling his Membership Share hereunder and those Remaining Members who own 100% percent of the Voting Rights owned by all of the Remaining Members agree otherwise, the purchase price shall be determined in accordance with the following:

The purchase price of the Membership Share shall be the Appraised Value of the Company (as defined herein) multiplied by the Financial Rights associated with the Membership Share being offered hereunder. The Appraised Value of the Company shall be the Fair Market Value (as defined below) of all Company Property less the Fair Market Value of all Company Liabilities obtained by agreement of two (2) appraisers, one appointed by the seller and one appointed by fifty (50%) percent of the Remaining Members on behalf of the Company. The seller and Company must appoint their respective appraisers by delivering notice of the identity of their respective appraisers to each other within thirty (30) days after Company receives written notice of the Triggering Event from the Dissociating Member (or his estate or other legal representative, as the case may be). If the two (2) appraisers cannot agree on an Appraised Value of the Company within thirty (30) days after the last of them is appointed, then within five (5) days, they shall appoint a third appraiser. The third appraiser shall determine the Appraised Value of the Company within thirty (30) days after his appointment. The Appraised Value shall be the average of the two (2) appraisals that are closest to each other. Fair Market Value is defined as the cash equivalent price at which property would change hands between a hypothetical willing buyer and a hypothetical willing seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts. The hypothetical buyer and seller are assumed to be able, as well as willing, to trade and are assumed to be well informed about the property and concerning the market for such property. The seller and the Company shall each pay the costs of the appraiser appointed by them, and one-half (1/2) of the cost of the third appraiser. The purchase price as determined herein shall be conclusive and binding on the parties, their personal representatives, legal representatives, heirs, successors and assigns. If any party fails to appoint an appraiser within the time required herein, the purchase price determined by the appraiser appointed by the other party shall be conclusive and binding upon the seller and purchaser(s), their personal representatives, legal representatives, heirs, successors, and assigns.

11.4 Payment of Purchase Price. The closing of the purchase shall take place at the principal place of business of the Company within sixty (60) days after the purchase price has been determined and an offer accepted, or at such other date and place as the parties may agree.

Unless the parties mutually agree otherwise, the purchase price shall be paid in a lump sum at the closing.

Further, if a selling Member has personally guaranteed payment of any debt, obligation or liability of the Company, then the purchaser(s) of the Member's Membership Share shall make reasonable efforts to have such Member (or his estate or successor(s)) released from such guarantee.

11.5 Permitted Transfers. Notwithstanding anything herein to the contrary, but subject to SECTION 11.1(b), a Member may transfer all or any portion of his Membership Share without obtaining consent or first offering his Membership Share to the Company and the other Members pursuant to this Article if such transfer is a Permitted Transfer. For purposes of this Agreement, the following transfers are Permitted Transfers:

(a) The transfer of a Member's Membership Share to a Person who is a Member of the Company at the time of the transfer.

(b) Any transfer of all or any portion of a Member's Membership Share to or for the benefit of a member of the Member's Family.

The Members hereby consent to the admission of any transferee of a Membership Share pursuant to a Permitted Transfer as a full Member in the Company, provided such transferee completes and executes an Admission Agreement with the Company in the form of EXHIBIT B attached hereto.

ARTICLE XII
Miscellaneous Provisions

12.1 Members' Rights To Receive Information.

(a) The Company shall provide Members and their agents and attorneys access to its records, if any, at the Company's principal office. The Company shall provide former Members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The right of access provides the opportunity to inspect and copy records during ordinary business hours.

(b) (b) The Company shall furnish to a Member, and to the legal representative of a deceased Member or Member under legal disability:

(1) Without demand, information concerning the Company's business or affairs reasonably required for the proper exercise of the Member's rights and performance of the Member's duties under this Agreement and the Act; and

(2) On demand, other information concerning the Company's business or affairs, except to the extent the demand or the information is unreasonable or otherwise improper under the circumstances.

(c) A Member has the right upon written demand given to the Company to obtain at the Company's expense a copy of this Agreement.

12.2 **Notices.** All notices, consents, requests, demands, offers, reports or other communications required or permitted hereunder shall be in writing and hand delivered or sent by certified or registered mail, postage prepaid, and return receipt requested, to the Company at its principal place of business and to a Member at the address on EXHIBIT A attached hereto, or to such other address as may hereafter be designated by the giving of notice in accordance with this Section. All notices, consents or other communications shall be deemed given when actually hand delivered, or upon the date of mailing in accordance with this Section.

12.3 **Time of Essence.** Time is of the essence of this Agreement.

12.4 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina regardless of the residence or domicile, now or in the future, of any party hereto and notwithstanding any conflicts of laws.

12.5 **Consent to Jurisdiction.** Except as otherwise required by law, the parties to this Agreement hereby agree that the courts of the State of South Carolina shall have sole and exclusive jurisdiction over any matter arising from the interpretation, purpose, effect, or operation of this Agreement, and with regard to all matters associated with operation of the Company's business. Except as otherwise required by law, the parties consent to venue in **Horry** County, South Carolina, and waive any rights they may have to assert jurisdiction or venue in any other court, administrative forum, or other adjudicative body.

12.6 **Waiver.** No waiver of any breach of any covenant, agreement or undertaking contained herein shall operate as a waiver of any subsequent breach of the same covenant, agreement or undertaking or as a waiver of any breach of any other covenant, agreement or undertaking. In the case of a breach by any party of any covenant, agreement or undertaking, the non-breaching party may nevertheless accept from the other, any payment or performance without waiving its right to exercise any right or remedy provided herein or otherwise, with respect to any such breach which was in existence at the time such payment or performance was accepted by it. No failure of any party to exercise any power given herein or to insist upon strict compliance with any covenant, agreement or undertaking contained herein, or to object to any custom or practice which varies from the terms hereof, shall constitute a waiver of such party's right to demand exact compliance with the terms of this Agreement. The waiver by any party of a breach of any covenant, agreement or undertaking contained herein shall be made only by a written waiver in each case, and no such waiver shall operate or be construed as a waiver of any prior or subsequent breach.

12.7 **Severability.** If any provision of this Agreement shall, to any extent, be held invalid, illegal or unenforceable, in whole or in part, the validity, legality, and enforceability of the remaining part of such provision, and the validity, legality and enforceability of the other provisions hereof, shall not be affected thereby and each term, covenant or condition shall be valid and enforceable to the fullest extent permitted by law. If any such invalidity shall be caused by the length of any period of time, the size of any area or the scope of activities set forth in any provision hereof, such period of time, such area or scope or all, shall be considered to be reduced to a period, area, or scope which would cure such invalidity. Any provision of this Agreement that is held invalid, illegal or unenforceable in any jurisdiction shall not be deemed invalid, illegal or unenforceable in any other jurisdiction.

12.8 **Counterparts.** This Agreement may be executed in more than one counterpart, each such counterpart shall be deemed an original, and all such counterparts shall constitute one and the same agreement. This Agreement shall be effective when executed by all parties, but all parties need not execute the original or the same counterpart.

12.9 **Captions.** The headings, titles and captions of the Articles and Sections of this Agreement are inserted only to facilitate reference. They shall not define, limit, extend or describe the scope or intent of this

Agreement or any provision hereof, and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

12.10 Entire Agreement. This Agreement embodies the entire understanding and agreement among the parties pertaining to the subject matter hereof, and all prior agreements and understandings of the parties, whether written or oral, are terminated and superseded by this Agreement and shall be deemed merged herein.

12.11 Remedies Cumulative. Except as otherwise expressly provided herein, all rights, powers and privileges conferred hereunder upon any party shall be cumulative and not restrictive of those given by law. No remedy herein conferred is exclusive of any other available remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given by agreement or now or hereafter existing at law or in equity or by statute.

12.12 Binding Effect. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by and against all the parties and their respective heirs, legal representatives, personal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer upon any Person other than the parties, and their respective heirs, legal representatives, personal representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities.

12.13 Use of Terms. Use of the terms "herein", "hereby", "hereunder", "hereof", "hereinbefore", "hereinafter", and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. Reference to "this Article", "this Section", or a similar reference to a specific part of this Agreement shall refer to the particular Article, Section or specific part in which such reference appears. Whenever used herein, any pronoun shall be deemed to include both the singular and plural and all genders.

12.14 Further Assurances. Each of the parties will execute, deliver, acknowledge or supply such further documents, instruments and assurances as shall be reasonably necessary or appropriate to carry out the full intent and purposes of this Agreement, including but not limited to the filing of either a copy of this Agreement or a Memorandum of this Agreement with the applicable government authorities.

12.15 Equitable Remedies. The rights and remedies of the Members hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provisions hereof. The Members confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction (temporary and/or permanent), without posting bond, or other equitable remedy, but nothing herein contained is limited to, nor shall it limit or affect any right or rights at law or by statute or otherwise of any Member aggrieved against any other Member for a breach or threatened breach of any provision hereof, it being the intention of this Section to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or otherwise.

12.16 Exhibits. The exhibits attached to this Agreement are hereby made a part hereof and incorporated herein by reference. All such exhibits shall read as of the date of this Agreement or, as to any of the exhibits bearing a particular date, as of any other date specified therein.

12.17 Effective Date. This Agreement shall become effective upon the later of the execution of this Agreement by all the Members or the filing of Articles of Organization with the South Carolina Secretary of State.

12.18 Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be submitted to binding arbitration in accordance with the requirements of the South Carolina Uniform Arbitration Act as then in effect ("SCUAA"). All arbitration proceedings shall be conducted in **Horry County**, South Carolina. The arbitrators shall be selected as provided in the SCUAA, and the arbitrators shall render a decision on any dispute within one hundred twenty (120) days after the last of the arbitrators has been selected. If any party to this Agreement fails to select an arbitrator with regard to any dispute submitted to arbitration under this Section, within thirty (30) days after receiving notice of the submission to arbitration of such dispute, then the other party shall select an arbitrator for such non-selecting party, and the decision of the arbitrators shall be binding upon all the parties to the dispute, their personal representatives, legal representatives, heirs, successors and assigns. Each party to an arbitration proceeding under this Section shall pay an equal portion of all arbitrators' expenses and fees, together with other expenses of arbitration, except that the parties shall bear their own respective expert witness, professional and attorneys' fees.

12.19 Conflict of Interest. The parties prepared this Agreement on behalf of and in the course of its representation of the Company and that:

(a) The parties understand that a conflict exists among their individual interests;

(b) The parties have been advised to seek the advice of independent counsel; and

(c) The parties have had the opportunity to seek the advice of independent counsel.

IN WITNESS WHEREOF, the undersigned have executed and sealed this Operating Agreement as of the day and year first above written.

Witnesses: MEMBERS:

COMTRUST COMMUNICATIONS, LLC

______________________________ ______________________________

Laurel K. Swilley, Managing Member

EXHIBIT A

Membership Shares as of COMTRUST COMMUNICATIONS, LLC

Member's Name and Address	Signature	Voting Rights	Financial Rights
SMS SERVICES		50%	40%
G-Links, Inc.		50%	40%
TREASURY SHARES (shares reserved for conversion by Participating Preferred Members)		0%	20%

EXHIBIT B

COMTRUST COMMUNICATIONS, LLC
ADMISSION AGREEMENT

THIS ADMISSION AGREEMENT is made and entered into this _____ day of ______________, 20____, by and between COMTRUST COMMUNICATIONS, LLC, a South Carolina limited liability company ("Company"), and the Person whose signature appears below ("New Member") in consideration of the admission of the New Member as a Member of the Company, the mutual promises and covenants contained herein, and for other good and valuable consideration.

(1) Agreement to Be Bound By Operating Agreement. The New Member acknowledges receipt of a copy of the Operating Agreement as currently amended (the "Operating Agreement"). The New Member hereby agrees to be bound by all the terms and conditions of the Operating Agreement.

(2) Representations and Warranties. The New Member represents and warrants to the Company and the other Members in the Company that:

(a) the New Member has complied with all of the requirements for becoming a Member in the Company set forth in the Operating Agreement and under applicable law, and

(b) that the address and social security or tax identification number set forth below are true and correct as of the date hereof.

(3) Securities Laws. The New Member understands and agrees that Membership Shares in the Company have not been registered under any federal or state securities law as more fully set forth in the Operating Agreement.

(4) Counterparts. This Admission Agreement may be executed in multiple counterparts.

(5) Terms. All capitalized terms not otherwise defined herein shall have the meanings given them in the Operating Agreement.

This Admission Agreement is executed as of the date first above written.

Witness

____

____

____

____

COMTRUST COMMUNICATIONS, LLC

By:______________________

Member

NEW MEMBER:

____

Address:

____

____

Social Security or Tax Identification Number:

____

EXHIBIT II
SAMPLE CONVERTIBLE NOTE

THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED PURSUANT TO REGULATION A UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO COMTRUST COMMUNICATIONS, LLC THAT SUCH REGISTRATION IS NOT REQUIRED.

Principal Amount $ ____________________ **Issue Date:** December 15,2008

Purchase Price $ ____________________

CONVERTIBLE NOTE

FOR VALUE RECEIVED, COMTRUST COMMUNICATIONS, LLC, a South Carolina Limited Liability Company (hereinafter called *"Borrower"*), hereby promises to pay to ______________________________________, ____ (the *"Holder"*) or order, without demand, the sum of ____________________________________ Dollars ($__________), on December 15, 2011 (the *"Maturity Date"*), if not retired sooner.

This Note has been entered into pursuant to the terms of a subscription agreement between the Borrower and the Holder, dated of even date herewith (the *"Subscription Agreement"*), and shall be governed by the terms of such Subscription Agreement. Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the Subscription Agreement. The following terms shall apply to this Note:

ARTICLE I

GENERAL PROVISIONS

1.1 Payment Grace Period. The Borrower shall have a ten (10) day grace period to pay any monetary amounts due under this Note, after which grace period and during the pendency of any other Event of Default (as defined below) a default interest rate of fifteen percent (15%) per annum shall apply to the amounts owed hereunder.

1.2 Conversion Privileges. The Conversion Privileges set forth in Article II shall remain in full force and effect immediately from the date hereof and until the Note is paid in full or otherwise satisfied regardless of the occurrence of an Event of Default. The Note shall be payable in full on the Maturity Date, unless previously converted into Common Stock in accordance with Article II hereof; provided, that if an Event of Default has occurred, the Holder may extend the Maturity Date up to an amount of time equal to the pendency of the Event of Default. Such extension must be on notice in writing.

1.3 Note Repayment. The Borrower undertakes to pay all amounts due on this Note out of the proceeds from and on the closing dates of sales by the Borrower of any equity or debt instruments in amounts equal to fifteen percent (15%) of net future financings until such time that all amounts due under the Note have been repaid.

1.4 Rate. The Note-holder shall receive payments of nine (9%) percent of the total invested principal per annum divided into equal monthly payments to holder of record of note on the last day of each month held and payable by virtue of Company check drawn upon the Company's bank and delivered by virtue of the United States Mail postage paid by the fifteenth day of the month following for each and every month until the earlier of (i) the fifteenth day following thirty six (36th) month following the date of issue provided such note has not been redeemed or converted; (ii) the note is redeemed by the Company via call provision; or, (iii) the note is converted under provisions contained herein.

1.5 Maturity. Any notes which have not been converted into shares of the common pursuant to conversion provision contained herein below under Article II or redeemed by the Company pursuant call provision as contained herein below under Article V shall mature and the principal value become due and payable on the fifteenth day of the month following the thirty sixth (36th) month following issue.

ARTICLE II

CONVERSION RIGHTS

The Holder shall have the right to convert the principal and any interest due under this Note into Shares of the Borrower's Common Stock, $.001 par value per share (*"Common Stock"*) as set forth below.

2.1. <u>Conversion into the Borrower's Common Stock</u>.

(a) The Holder shall have the right from and after the date of the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note subject to the availability of adequate shares of <u>the Company</u>'s common stock being available for issue (*"Adequate Authorized Shares"*), at the election of the Holder (the date of giving of such notice of conversion being a *"Conversion Date"*) into fully paid and non-assessable shares of Common Stock as such stock exists on the date of issuance of this Note, or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the *"Conversion Price"*), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days after the Conversion Date (such third day being the *"Delivery Date"*) that number of shares of Common Stock for the portion of the Note converted in accordance with the foregoing. At the election of the Holder, the Borrower will deliver accrued but unpaid interest on the Note, if any, through the Conversion Date directly to the Holder on or before the Delivery Date (as defined in the Subscription Agreement). The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted by the Conversion Price.

(b) Subject to adjustment as provided in Section 2.1(c) hereof, the Conversion Price per share shall be the lesser of (i) $ 1.00 or (ii) seventy percent (70%) of the three (3) lowest closing bid prices for the ten (10) days prior to the conversion, subject to adjustment as described herein and in the Subscription Agreement.

(c) The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a), shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

A. Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or

with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the anti-dilution provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

B. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

C. Stock Splits, Combinations and Dividends. If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event..

D. Share Issuance. So long as this Note is outstanding, if the Borrower shall issue or agree to issue any shares of Common Stock except for the Excepted Issuances (as defined in the Subscription Agreement) for a consideration less than the Conversion Price in effect at the time of such issue, then, and thereafter successively upon each such issue, the Conversion Price shall be reduced to such other lower issue price. For purposes of this adjustment, the issuance of any security carrying the right to convert such security into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Conversion Price upon the issuance of the above-described security and again upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then applicable Conversion Price. The reduction of the Conversion Price described in this paragraph is in addition to other rights of the Holder described in this Note and the Subscription Agreement.

(d) Whenever the Conversion Price is adjusted pursuant to Section 2.1(c) above, the Borrower shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a statement of the facts requiring such adjustment.

2.2. Optional Redemption of Principal Amount. Provided an Event of Default or an event which with the passage of time or the giving of notice could become an Event of Default has not occurred, whether or not such Event of Default has been cured, the Borrower will have the option of prepaying the outstanding Principal amount of this Note (*"Optional Redemption"*), in whole or in part, by paying to the Holder a sum of money equal to the number of Shares of Common Stock issuable upon an assumed conversion of the outstanding principal and interest of this Note multiplied by $1.50 (subject to adjustment for stock splits, stock dividends and similar events), and any and all other sums due, accrued or payable to the Holder arising under this Note or any Transaction Document through and as of the Redemption Payment Date as defined below (the *"Redemption Amount"*). Borrower's election to exercise its right to prepay must be by notice in writing (*"Notice of Redemption"*). The Notice of Redemption shall specify the date for such Optional Redemption (the *"Redemption Payment Date"*), which date shall be thirty (30) business days after the date of the Notice of Redemption (the *"Redemption Period"*). A Notice of Redemption shall not be effective with respect to any portion of the Principal Amount for which the Holder has a pending election to convert, or for conversions initiated or made by the Holder during the Redemption Period. On the Redemption Payment Date, the Redemption Amount, less any portion of the Redemption Amount against which the Holder has exercised its conversion rights, shall be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then (i) such Notice of Redemption will be null and void, (ii) Borrower will have no right to deliver another Notice of Redemption, and (iii) Borrower's failure may be deemed by Holder to be a non-curable Event of Default. A Redemption Notice may be given only at a time a registration statement covering all of the shares issuable upon conversion of all amounts convertible under

this Note (*"Registration Statement"*) is effective. A Notice of Redemption may not be given nor may the Borrower effectuate a Redemption without the consent of the Holder, if at any time during the Redemption Period an Event of Default or an Event which with the passage of time or giving of notice could become an Event of Default (whether or not such Event of Default has been cured), has occurred or the Registration Statement is not effective each day during the Redemption Period.

2.3. Mandatory Conversion. Provided an Event of Default or an event which with the passage of time or giving of notice could become an Event of Default has not occurred, then, commencing after the Actual Effective Date, the Borrower will have the option by written notice to the Holder (*"Notice of Mandatory Conversion"*) of compelling the Holder to convert all or a portion of the outstanding and unpaid principal of the Note and accrued interest, thereon, into Common Stock at the Conversion Price then in affect (*"Mandatory Conversion"*). The Notice of Mandatory Conversion, which notice must be given on the first day following twenty (20) consecutive trading days (*"Lookback Period"*) during which the closing price for the Common Stock as reported by Bloomberg, LP for the Principal Market shall be greater than 450% of the Conversion Price on each such trading day and with a daily trading dollar volume amount of not less than $200,000. The date the Notice of Mandatory Conversion is given is the *"Mandatory Conversion Date."* The Notice of Mandatory Conversion shall specify the aggregate principal amount of the Note which is subject to Mandatory Conversion. Mandatory Conversion Notices must be given proportionately to all Holders of Notes and Other Holders of Other Notes. The Borrower shall reduce the amount of Note principal subject to a Notice of Mandatory Conversion by the amount of Note Principal and interest for which the Holder had delivered a Notice of Conversion to the Borrower during the twenty (20) trading days preceding the Mandatory Conversion Date. Each Mandatory Conversion Date shall be a deemed Conversion Date and the Borrower will be required to deliver the Common Stock issuable pursuant to a Mandatory Conversion Notice in the same manner and time period as described in Section 2.1 above and the Subscription Agreement. A Notice of Mandatory Conversion may be given only in connection with an amount of Common Stock which would not cause a Holder to exceed the 4.99% (or if increased, 9.99%) beneficial ownership limitation set forth in Section 3.2 of this Note. A Notice of Mandatory Conversion may be given only in connection with Common Stock that has been included for resale in an effective Registration Statement during the entire Lookback Period and through the Mandatory Conversion Date.

2.4. Method of Conversion. This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof and the Subscription Agreement. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

2.5. Maximum Conversion. The Holder shall not be entitled to convert on a Conversion Date that amount of the Note in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Borrower on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate conversions of only 4.99% and aggregate conversion by the Holder may exceed 4.99%. The Holder shall have the authority and obligation to determine whether the restriction contained in this Section 2.3 will limit any conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Notes are convertible shall be the responsibility and obligation of the Holder. The Holder may waive the conversion limitation described in this Section 2.3, in whole or in part, upon and effective after 61 days prior written notice to the Borrower to increase such percentage to up

to 9.99%. The Holder may allocate which of the equity of the Borrower deemed beneficially owned by the Holder shall be included in the 4.99% amount or up to 9.99% amount as described above.

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default (*"Event of Default"*) after the date hereof shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any installment of Principal Amount, interest or other sum due under this Note or any Transaction Document when due and such failure continues for a period of ten (10) business days after the due date.

3.2 Breach of Covenant. The Borrower breaches any material covenant or other term or condition of the Subscription Agreement, this Note or Transaction Document in any material respect and such breach, if subject to cure, continues for a period of ten (10) business days after written notice to the Borrower from the Holder.

3.3 Breach of Representations and Warranties. Any material representation or warranty of the Borrower made herein, in the Subscription Agreement, Transaction Document or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith or therewith shall be false or misleading in any material respect as of the date made and as of each Closing Date.

3.4 Receiver or Trustee. The Borrower or any Subsidiary of Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for them or for a substantial part of their property or business; or such a receiver or trustee shall otherwise be appointed.

3.5 Judgments. Any money judgment, writ or similar final process shall be entered or filed against Borrower or any Subsidiary of Borrower or any of their property or other assets for more than One Hundred Thousand Dollars ($100,000), and shall remain unvacated, unbonded or unstayed for a period of forty-five (45) days.

3.6 Non-Payment. Other than as set forth on Schedule 3.6, the Borrower shall have received a notice of default, which remains uncured for a period of more than twenty (20) days, on the payment of any one or more debts or obligations aggregating in excess of One Hundred Thousand Dollars (US $100,000.00) beyond any applicable grace period;

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower or any Subsidiary of Borrower and if instituted against them are not dismissed within forty-five (45) days of initiation.

3.8 Delisting. In the event that the Company should become listed on any exchange, Delisting of the Common Stock from any Principal Market; failure to comply with the requirements for continued listing on a Principal Market for a period of seven consecutive trading days; or notification from a Principal Market that the Borrower is not in compliance with the conditions for such continued listing on such Principal Market.

3.9 Stop Trade. An SEC or judicial stop trade order or Principal Market trading suspension with respect to Borrower's Common Stock that lasts for five or more consecutive trading days.

3.10 Failure to Deliver Common Stock or Replacement Note. Borrower's failure to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note or the Subscription Agreement, and, if requested by Borrower, a replacement Note.

3.11 Cross Default. A default by the Borrower of a material term, covenant, warranty or undertaking of any Transaction Document or other agreement to which the Borrower and Holder are parties, or the occurrence of a material event of default under any such other agreement which is not cured after any required notice and/or cure period.

ARTICLE IV

ARTICLE IV OMITTED INTENTIONALLY

ARTICLE V

CALL PROVISION

5.1 Call Provision of the Convertible Notes

The Company shall have the right to issue a call at any time after the initial thirty six (36) month period. Notice of call shall include, but not be limited to,:

a.) the date of call,
b.) the date of redemption,
c.) the price at which each share will be redeemed at by the Company,
d.) the name of the registrar for the Company and the address of same,
e.) the number of Notes of record on the Company's books of each preferred member noticed,
f.) a summary of the rights of each preferred member under the terms of the 9% Convertible Notes,
g.) instructions on procedure to convert the 9% Convertible Notes into common Notes of the Company and number of common Notes which the preferred member would receive in exchange for the Convertible Notes,
h.) the procedure for redemption of Notes,
i.) a copy of the latest audited interim financial statements for he Company, and
j.) the name of the Company contact for information relative to the call issued.

5.2 Effect of a call on the Notes

Upon issuance of a call the Company may redeem the 9% Convertible Notes for a sum equal to the initial invested capital of each unit holder. Upon payment of such call the 9% Convertible Notes shall terminate as a class of Notes and be null and void.

5.4 Procedures for Redemption per Call

In the event of the issuance of a call each preferred member shall be issued a notice of intent to call not less than thirty (30) days prior to the date of the call. Upon receipt of the call the preferred member shall retain the right to convert all or part of the Notes owned up to and until 12:00 noon on the day of the date of the call. In the event the preferred member does not desire to convert and desires to redeem the Convertible Notes per the terms of the call, then the preferred member must deliver the certificates representing the Notes fro redemption to the registrar of the Company at the address set forth in the notice of call. In the event that the preferred member has not elected to convert the Notes held by 12:00 on the day of the call date and the certificates for redemption received, then such Notes as is of record on the books of the company and received by the registrar of the company, shall be redeemed at par and a check drawn on the Company's bank be issued in the name of the preferred member of record and delivered to the preferred member by means of United States Postal Service or equivalent, postage paid, at the address of record on the books of the company.

ARTICLE VI

MISCELLANEOUS

6.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

6.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Borrower to: ComTrust Communications, LLC., 338 Jesse Street, Suite A, Myrtle Beach, SC 29579, Attn: Laurel Swilley, CEO, telecopier: (843) 492-7335, and (ii) if to the Holder, to the name, address and telecopy number set forth on the front page of this Note.

6.3 Amendment Provision. The term *"Note"* and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

6.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. The Borrower may not assign any of its obligations under this Note without the consent of the Holder.

6.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

6.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of South Carolina. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of South Carolina or in the federal courts located in the state and county of Horry. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

6.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

6..8 Shareholder Status. The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of this Note. However, the Holder will have all the rights of a shareholder of the Borrower with respect to the shares of Common Stock to be received by Holder after delivery by the Holder of a Conversion Notice to the Borrower.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 15th day of December, 2008.

ComTrust Communications, LLC

By: ______________________________

Name: Laurel K. Swilley

Title: Managing Member/CEO

WITNESS:

____

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

The undersigned hereby elects to convert $________ of the principal and $________ of the interest due on the Note issued by ComTrust Communications, LLC on December 15, 2008 into Shares of Common Stock of ComTrust Communications, LLC (the *"Borrower"*) according to the conditions set forth in such Note, as of the date written below.

Date of Conversion: ______________________________

Conversion Price: ______________________________

Shares To Be Delivered: ______________________________

Signature: ______________________________

Print Name: ______________________________

Address: ______________________________

____

EXHIBIT III
SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**"), dated as of ______________, by and among ComTrust Communications, LLC, a South Carolina corporation (the "**Company**"), and the subscribers identified on the signature page hereto (each a "**Subscriber**" and collectively "**Subscribers**").

WHEREAS, the Company and the Subscribers are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the provisions of Section 3(b)[3], Section and/or Regulation A ("**Regulation A**") as promulgated by the United States Securities and Exchange Commission (the "**Commission**") under the Securities Act of 1933, as amended (the "**1933 Act**").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Subscribers, as provided herein, and the Subscribers, in the aggregate, shall purchase up to $5,000,000.00 (the "**Aggregate Principal Amount**") of principal amount of promissory notes of the Company ("**Note**" or "**Notes**"), a form of which is annexed hereto as **Exhibit A**, convertible into shares of the Company's Class A common stock, $0.001 par value (the "**Common Stock**"), at a per share conversion price set forth in the Note ("**Conversion Price**") The Notes, shares of Common Stock issuable upon conversion of the Notes (the "**Note Conversion Shares**", are collectively referred to herein as the "**Shares**") are collectively referred to herein as the "**Securities**"; and

WHEREAS, the aggregate proceeds of the sale of the Notes contemplated hereby shall be held in escrow pending the closing of the transactions contemplated by this Agreement pursuant to the terms of a Funds Escrow Agreement to be executed by the parties substantially in the form attached hereto as **Exhibit B** (the "**Escrow Agreement**").

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Subscribers hereby agree as follows:

1. Closing. Subject to the satisfaction or waiver of the terms and conditions of this Agreement, on the "**Closing Date**" (as defined in Section 2 hereof), each Subscriber shall purchase and the Company shall sell to each Subscriber the Notes determined pursuant to Section 3 below. The Closing Date shall be the date that subscriber funds representing the net amount due the Company from the Purchase Price of the Offering is transmitted by wire transfer or otherwise to or for the benefit of the Company.

2. (a) Closing Dates. The "**Initial Closing Date**" shall be the date that the Initial Closing Principal Amount is transmitted by wire transfer or otherwise credited to or for the benefit of the Company. The consummation of the transactions contemplated herein shall take place at the offices of Grushko & Mittman, P.C., 551 Fifth Avenue, Suite 1601, New York, New York 10176, upon the satisfaction or waiver of all conditions to closing set forth in this Agreement. Each of the Initial Closing Date, Second Closing Date (as defined in Section 1(c) below) and Third Closing Date (as defined in Section 1(f) below) is referred to herein as a "**Closing Date.**"

(b) Initial Closing. Subject to the satisfaction or waiver of the terms and conditions of this Agreement, on the Initial Closing Date, each Subscriber shall purchase and the Company shall sell to each Subscriber a Note in the principal amount set forth on the signature page hereto (each an "**Initial Closing Note**").The principal amount of the Notes to be purchased by the Subscribers on the Initial Closing Date shall be One Hundred Twenty Thousand Dollars and no/Cents ($100,000.00) (the "**Initial Closing Principal Amount**"). The Aggregate Purchase Price to be paid the Subscribers for the Initial Closing Notes shall be One Hundred Thousand and no Cents ($100,000.00) (the "**Initial Closing Purchase Price**").

(c) Subsequent Closings. The "**Subsequent Closings**" which shall occur on or before the thirtieth (30th) calendar day of each and every month after the Initial Closing Date (the "**Subsequent Closing Date**") up until such time as the notes are fully subscribed or the Company

determines to suspend further subscriptions and augments the offering documents as required by statute. Subject to the satisfaction or waiver of the conditions to the Subsequent Closings, on each Subsequent Closing Date, each Subscriber shall purchase and the Company shall sell to each Subscriber a Note in the principal amount set forth on the signature page hereto (each an "**Subsequent Closing Note**"). The principal amount of the Notes to be purchased by the Subscribers on the Subsequent Closing Date shall be equal to the total subscriptions accepted by the Company during the thirty (30) days prior to which the specific closing date applies (the "**Subsequent Closings Principal Amount**"). The Aggregate Purchase Price to be paid the Subscribers for the Subsequent Closing Notes (the "**Subsequent Closing Purchase Price**") shall be equal to the total subscriptions accepted by the Company during the thirty days prior to the specific Subsequent Closing date and attached hereto as described herein above.

(d) Conditions to Subsequent Closings. The occurrence of the Subsequent Closing is expressly contingent on (i) the truth and accuracy, on the Subsequent Closing Date of the representations and warranties of the Company and Subscriber contained in this Agreement except for changes that do not constitute a Material Adverse Effect (as defined in Section 5(a)), (ii) continued compliance with the covenants of the Company set forth in this Agreement, and (iii) the non-occurrence of any Event of Default (as defined in the Note and this Agreement) or an event that with the passage of time or the giving of notice could become an Event of Default.

(e) Subsequent Closing Deliveries. On each Subsequent Closing Date, the Company will deliver a certificate ("**Subsequent Closing Certificate**") signed by its chief executive officer and chief financial officer (i) representing the truth and accuracy of all the representations and warranties made by the Company contained in this Agreement, as of the Initial Closing Date, and the Subsequent Closing Date as if such representations and warranties were made and given on all such dates, except for changes that do not constitute a Material Adverse Effect, (ii) certifying that the information contained in the schedules and exhibits hereto is substantially accurate as of the Subsequent Closing Date, except for changes that do not constitute a Material Adverse Effect, (iii) adopting and renewing the covenants and representations set forth in Sections 5, 8, 9, 10, 11, and 12 of this Agreement in relation to the Subsequent Closing Date, Subsequent Closing Notes, (iv) certifying that an Event of Default or an event that with the passage of time or the giving of notice could become an Event of Default has not occurred. A legal opinion nearly identical to the legal opinion referred to in Section 6 of this Agreement shall be delivered to each Subscriber on the Subsequent Closing Date in relation to the Company, Subsequent Closing Notes ("**Subsequent Closing Legal Opinion**").

(f) Final Closing. The "**Final Closing**" which shall occur on or before the before the thirtieth (30th) calendar day after the Subsequent Closing Date in which the Company either approves the subscription of the final note evidencing the total subscription of all notes described hereunder equaling Five Million Dollars or the thirtieth (30th) calendar day after the Company has agreed to terminate the offering and accept no further subscriptions and has adjusted the offering documents as required by statute (the "**Final Closing Date**"). Subject to the satisfaction or waiver of the conditions to Closing, on the Final Closing Date, each Subscriber shall purchase and the Company shall sell to each Subscriber a Note in the principal amount set forth on the signature page hereto ("**Final Closing Notes**"). The principal amount of the Notes to be purchased by the Subscribers on the Final Closing Date shall be equal to the total subscriptions accepted during the thirty (30) calendar days prior to the final closing date and recorded on the final subscriber list and attached hereto (the "**Final Closing Principal Amount**"). The Aggregate Purchase Price to be paid the Subscribers for the Initial Closing Notes and Initial Closing Preferred Stocks shall be Six Hundred Four Thousand Four Hundred and Twenty-Three Dollars and Thirty-Nine Cents ($604,423.39) (the "**Third Closing Purchase Price**").

(g) Conditions to Third Closing. The occurrence of the Third Closing is expressly contingent on (i) the truth and accuracy, on the Third Closing Date of the representations and warranties of the Company and Subscriber contained in this Agreement except for changes that do not constitute a Material Adverse Effect (as defined in Section 5(a)), (ii) continued compliance with the

covenants of the Company set forth in this Agreement, and (iii) the non-occurrence of any Event of Default (as defined in the Note and this Agreement) or an event that with the passage of time or the giving of notice could become an Event of Default.

(h) Final Closing Deliveries. On the Final Closing Date, the Company will deliver a certificate ("**Final Closing Certificate**") signed by its chief executive officer and chief financial officer (i) representing the truth and accuracy of all the representations and warranties made by the Company contained in this Agreement, as of the Initial Closing Date, the Second Closing Date and the Third Closing Date as if such representations and warranties were made and given on all such dates, except for changes that do not constitute a Material Adverse Effect, (ii) certifying that the information contained in the schedules and exhibits hereto is substantially accurate as of the Final Closing Date, except for changes that do not constitute a Material Adverse Effect, (iii) adopting and renewing the covenants and representations set forth in Sections 5, 8, 9, 10, 11, and 12 of this Agreement in relation to the Final Closing Date and Final Closing Notes, (iv) certifying that an Event of Default or an event that with the passage of time or the giving of notice could become an Event of Default has not occurred. A legal opinion nearly identical to the legal opinion referred to in Section 6 of this Agreement shall be delivered to each Subscriber at the Final Closing in relation to the Company, Final Closing Notes ("**Final Closing Legal Opinion**").

3. Subscriber's Representations and Warranties. Each Subscriber hereby represents and Preferred Stocks to and agrees with the Company only as to such Subscriber that:

(a) Organization and Standing of the Subscriber. If the Subscriber is an entity, such Subscriber is a corporation, partnership or other entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate power to own its assets and to carry on its business.

(b) Authorization and Power. Each Subscriber has the requisite power and authority to enter into and perform this Agreement and to purchase the Notes being sold to it hereunder. The execution, delivery and performance of this Agreement by such Subscriber and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of such Subscriber or its Board of Directors, stockholders, partners, members, as the case may be, is required. This Agreement has been duly authorized, executed and delivered by such Subscriber and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with the terms thereof.

(c) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Subscriber of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Subscriber's articles documents or operating agreement or other organizational documents or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Subscriber is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Subscriber or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Subscriber). Such Subscriber is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Notes or acquire the Preferred Stock in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, such Subscriber is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

(d) Information on Company. The Subscriber has been furnished with or has had access at the Offering Circular, Form I-A and Financial Disclosures (hereinafter referred to as the "**Reports**"). In addition, the Subscriber has received in writing from the Company such other information concerning its operations, financial condition and other matters as the Subscriber has requested in writing (such other information is collectively, the "**Other Written Information**"), and considered all factors the Subscriber deems material in deciding on the advisability of investing in the Securities.

(e) Information on Subscriber. The Subscriber meets, and believes that they will meet at the time of the conversion of the Notes, those suitability requirements as set forth in the Offering Circular and other documents that have been provided by the Company. Further the Subscriber warrants that he or she has such knowledge and experience in financial, tax and other business matters as to enable the Subscriber to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment. The Subscriber is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. The information set forth on the signature page hereto regarding the Subscriber is accurate.

(f) Purchase of Notes. On the Closing Date, the Subscriber will purchase the Notes as principal for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof, but Subscriber does not agree to hold the Notes or the Common Stock into which the Notes are convertible for any minimum amount of time.

(g) Compliance with Securities Act. The Subscriber understands and agrees that the Securities have not been registered under the 1933 Act or any applicable state securities laws, by reason of their issuance in a transaction that does not require registration under the 1933 Act (based in part on the accuracy of the representations and warranties of Subscriber contained herein), and that such Securities must be held indefinitely unless a subsequent disposition is registered under the

1933 Act or any applicable state securities laws or is exempt from such registration. For so long as Subscriber holds Notes, the Subscriber will not maintain a net short position in the Common Stock contrary to applicable rules and regulations. Notwithstanding anything to the contrary contained in this Agreement, such Subscriber may transfer (without restriction and without the need for an opinion of counsel) the Securities to its Affiliates (as defined below) provided that each such Affiliate is an *"accredited investor"* under Regulation D and such Affiliate agrees to be bound by the terms and conditions of this Agreement. For the purposes of this Agreement, an **"Affiliate"** of any person or entity means any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such person or entity. Affiliate when employed in connection with the Company includes each Subsidiary [as defined in Section 5(a)] of the Company. For purposes of this definition, **"control"** means the power to direct the management and policies of such person or firm, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(h) Shares Legend. The Note Shares and the Preferred Shares shall bear the following or similar legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO COMTRUST COMMUNICATIONS, LLC, INC. THAT SUCH REGISTRATION IS NOT REQUIRED."

(i) Note Legend. The Note shall bear the following legend:

"THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO COMTRUST COMMUNICATIONS, LLC, INC. THAT SUCH REGISTRATION IS NOT REQUIRED."

(k) Communication of Offer. The offer to sell the Securities was directly communicated to the Subscriber by the Company. At no time was the Subscriber presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

(l) Authority; Enforceability. This Agreement and other agreements delivered together with this Agreement or in connection herewith have been duly authorized, executed and delivered by the Subscriber and are valid and binding agreements enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity; and Subscriber has full corporate power and authority necessary to enter into this Agreement and such other agreements and to perform its obligations hereunder and under all other agreements entered into by the Subscriber relating hereto.

(m) No Governmental Review. Each Subscriber understands that no United States federal or state agency or any other governmental or state agency has passed on or made recommendations or endorsement of the Securities or the suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(n) Correctness of Representations. Each Subscriber represents as to such Subscriber that the foregoing representations and warranties are true and correct as of the date hereof and, unless a Subscriber otherwise notifies the Company prior to the Closing Date, shall be true and correct as of the Closing Date.

(o) Survival. The foregoing representations and warranties shall survive the Closing Date until three years after the Closing Date.

5. Company Representations and Warranties. The Company represents and warrants to and agrees with each Subscriber that except as set forth in the Reports and as otherwise qualified in the Transaction Documents:

(a) Due Organization. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power to own its properties and to carry on its business is disclosed in the Reports. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect. For purpose of this Agreement, a "**Material Adverse Effect**" shall mean a material adverse effect on the financial condition, results of operations, properties or business of the Company taken individually, or in the aggregate, as a whole. For purposes of this Agreement, "**Subsidiary**" means, with respect to any entity at any date, any corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity) of which more than 50% of (i) the

outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the board of directors or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity. All the Company's Subsidiaries as of the Closing Date are set forth on **Schedule 5(a)** hereto.

(b) Outstanding Stock. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

(c) Authority; Enforceability. This Agreement, the Notes, the Preferred Stock, the Certificate of Designation, the Conversion Agent Agreement, the Escrow Agreement, and any other agreements delivered together with this Agreement or in connection herewith (collectively "**Transaction Documents**") have been duly authorized, executed and delivered by the Company and Subsidiaries (as the case may be) and are valid and binding agreements enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity. The Company and Subsidiaries have full corporate power and authority necessary to enter into and deliver the Transaction Documents and to perform their obligations thereunder.

(d) Additional Issuances. There are no outstanding agreements or preemptive or similar rights affecting the Company's common stock or equity and no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of any shares of common stock or equity of the Company or other equity interest in any of the Subsidiaries of the Company except as described on **Schedule 5(d)** or as described in the Reports. The Common Stock of the Company on a fully diluted basis outstanding as of immediately preceding and following the Closing is set forth on **Schedule 5(d)**.

(e) Consents. Except as described in Section 9(f), no consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Company, or any of its Affiliates, any Principal Market (as defined in Section 9(b) of this Agreement), nor the Company's shareholders is required for the execution by the Company of the Transaction Documents and compliance and performance by the Company of its obligations under the Transaction Documents, including, without limitation, the issuance and sale of the Securities, and all such consents will have been obtained by the Company prior to Closing.

(f) No Violation or Conflict. Assuming the representations and warranties of the Subscriber in Section 4 are true and correct, and except as disclosed on **Schedule 5(f)**, neither the issuance and sale of the Securities nor the performance of the Company's obligations under this Agreement and all other agreements entered into by the Company relating thereto by the Company will:

(i) violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would be reasonably likely to constitute a default in any material respect) of a material nature under (A) the articles or Articles of Organization other than as described on Schedule 5(f), operating agreement of the Company, (B) any decree, judgment, order, law, treaty, rule, regulation or determination applicable to the Company of any court, governmental agency or body, or arbitrator having jurisdiction over the Company or over the properties or assets of the Company or any of its Affiliates, (C) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or other similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Company or any of its Affiliates is a party, by

which the Company or any of its Affiliates is bound, or to which any of the properties of the Company or any of its Affiliates is subject other than as disclosed on Schedule 5 (f) the terms of any *"lock-up"* or similar provision of any underwriting or similar agreement to which the Company, or any of its Affiliates is a party except the violation, conflict, breach, or default of which would not have a Material Adverse Effect; or

(ii) result in the creation or imposition of any lien, charge or encumbrance upon the Securities or any of the assets of the Company or any of its Affiliates, except as contemplated herein; or

(iii) other than as described on Schedule 5(f)), result in the activation of any anti-dilution rights or a reset or repricing of any debt or security instrument of any other creditor or equity holder of the Company, nor result in the acceleration of the due date of any obligation of the Company; or

(iv) result in the activation of any piggy-back registration rights of any person or entity holding securities or debt of the Company or having the right to receive securities of the Company.

(g) The Securities. The Securities upon issuance:

(i) are, or will be, free and clear of any security interests, liens, claims or other encumbrances, subject to restrictions upon transfer under the 1933 Act and any applicable state securities laws;

(ii) have been, or will be, duly and validly authorized and on the date of issuance of the Shares and upon conversion of the Preferred Stock, the Shares will be duly and validly issued, fully paid and non-assessable, or if registered pursuant to the 1933 Act, and resold pursuant to an effective registration statement will be free trading and unrestricted, provided the Company has amended its articles of organization (as such has previously amended and/or restated) to increase the number of shares of common or preferred stock it is authorized to issue or to effect a reverse split of its common stock and filed the Certificate of Designation with the Secretary of State of South Carolina;

(iii) will not have been issued or sold in violation of any preemptive or other similar rights of the holders of any securities of the Company;

(iv) will not subject the holders thereof to personal liability by reason of being such holders, provided Subscriber's representations herein are true and accurate and Subscriber take no actions or fail to take any actions required for their purchase of the Securities to be in compliance with all applicable laws and regulations; and

(v) provided Subscriber's representations herein are true and accurate, will have been issued in reliance upon an exemption from the registration requirements of and will not result in a violation of Section 5 under the 1933 Act.

(h) Litigation. Except as disclosed on **Schedule 5(h)**, or in the Reports, there is no pending or threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company, or any of its Affiliates that would affect the execution by the Company or the performance by the Company of its obligations under the Transaction Documents. There is no pending, or, to the knowledge of the Company, basis for any, action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company, or any of its Affiliates which litigation if adversely determined would have a Material Adverse Effect.

(i) Reporting Company. Except as disclosed on **Schedule 5(i)**, the Company or will be a publicly-held company subject to reporting obligations pursuant to Section 13 of the Securities Exchange Act of 1934 (the "**1934 Act**") and has or will have a class of common shares registered pursuant to Section 12(g) of the 1934 Act. Pursuant to the provisions of the 1934 Act, the Company will file all reports and other materials required to be filed thereunder with the Commission during the preceding thirty-six months.

(j) No Market Manipulation. The Company and its Affiliates have not taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Securities or affect the price at which the Securities may be issued or resold, provided, however, that this provision shall not prevent the Company from engaging in investor relations/public relations activities consistent with past practices.

(k) Information Concerning Company. Except as disclosed on **Schedule 5(k)**, the Reports contain all material information relating to the Company and its operations and financial condition which is required to be disclosed by applicable securities laws, rules or regulations, as of their respective dates and all the information required to be disclosed therein. Since the last day of the fiscal year of the most recent audited financial statements included in the Reports (**"Latest Financial Date"**), and except as modified in the Other Written Information or in the Schedules hereto, there has been no Material Adverse Effect relating to the Company's business, financial condition or affairs not disclosed in the Reports. The Reports do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances when made.

(l) Stop Transfer. The Company will not issue any stop transfer order or other order impeding the sale, resale or delivery of any of the Securities, except as may be required by any applicable federal or state securities laws and unless contemporaneous notice of such instruction is given to the Subscriber.

(m) Defaults. The Company is not in violation of its articles of organization or operating agreement. Except as described on **Schedule 5(m)**, the Company is (i) not in default under or in violation of any other material agreement or instrument to which it is a party or by which it or any of its properties are bound or affected, which default or violation would have a Material Adverse Effect, (ii) not in default with respect to any order of any court, arbitrator or governmental body or subject to or party to any order of any court or governmental authority arising out of any action, suit or proceeding under any statute or other law respecting antitrust, monopoly, restraint of trade, unfair competition or similar matters, or (iii) to the Company's knowledge not in violation of any statute, rule or regulation of any governmental authority which violation would have a Material Adverse Effect.

(n) Not an Integrated Offering. Neither the Company, nor any of its Affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offer of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the OTC Bulletin Board (**"Bulletin Board"**) or any Principal Market which would impair the exemptions relied upon in this Offering or the Company's ability to timely comply with its obligations hereunder. Nor will the Company or any of its Affiliates take any action or steps that would

cause the offer or issuance of the Securities to be integrated with other offerings which would impair the exemptions relied upon in this Offering or the Company's ability to timely comply with its obligations hereunder. The Company will not conduct any offering other than the transactions contemplated hereby that will be integrated with the offer or issuance of the Securities which would impair the exemptions relied upon in this Offering or the Company's ability to timely comply with its obligations hereunder.

(o) Limited General Solicitation. Neither the Company, nor any of its Affiliates, nor to its knowledge, any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising except that allowed within the meaning of Regulation A under the 1933 Act in connection with the offer or sale of the Securities.

(p) Listing. The Common Stock is not presently listed. The Company has not received any oral or written notice that the Common Stock is not eligible nor will become ineligible for quotation on the Bulletin Board nor that the Common Stock does not meet all requirements for the continuation of such quotation. The Company intends to list the common stock when eligible with the Bulletin Board or other exchanges as Management deems appropriate.

(q) No Undisclosed Liabilities. The Company has no liabilities or obligations which are material, individually or in the aggregate, which are not disclosed in the Reports and Other Written Information, other than those incurred in the ordinary course of the Company's businesses since the Latest Financial Date and which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, except as disclosed on **Schedule 5(q)**.

(r) No Undisclosed Events or Circumstances. Except as disclosed on **Schedule 5(r)**, since the Latest Financial Date, no event or circumstance has occurred or exists with respect to the Company or its businesses, properties, operations or financial condition, that, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed in the Reports.

(s) Capitalization. The authorized and outstanding capital stock of the Company as of the date of this Agreement and the Closing Date (not including the Securities) are set forth on **Schedule 5(d)**. Except as set forth on **Schedule 5(d)**, there are no options, warrants, or rights to subscribe to, securities, rights or obligations convertible into or exchangeable for or giving any right to subscribe for any shares of capital stock of the Company. All of the outstanding shares of Common Stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable.

(t) Dilution. The Company's executive officers and directors understand the nature of the Securities being sold hereby and recognize that the issuance of the Securities will have a potential dilutive effect on the equity holdings of other holders of the Company's equity or rights to receive equity of the Company. The board of directors of the Company has concluded, in its good faith business judgment that the issuance of the Securities is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Shares upon conversion of the Notes, and the Preferred Conversion Shares upon conversion of the Preferred Stock is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company or parties entitled to receive equity of the Company.

(u) No Disagreements with Accountants and Lawyers. Except as disclosed on **Schedule 5(u)**, there are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company, including but not limited to disputes or conflicts over payment owed

to such accountants and lawyers, nor have there been any such disagreements during the two years prior to the Closing Date.

(v) DTC Status. When it is viable to do so, Management intends to engage a Transfer Agent. The Company's transfer agent is or will be a participant in and when the transfer agent has been hired, the common shares listed, and it is established the Common Stock will be eligible for transfer pursuant to the Depository Trust Company Automated Securities Transfer Program. The name, address, telephone number, fax number, contact person and email address of the Company transfer agent is set forth on **Schedule 5(v)** hereto.

(w) Investment Company. Neither the Company nor any Affiliate is an *"investment company"* within the meaning of the Investment Company Act of 1940, as amended.

(x) Subsidiary Representations. The Company makes each of the representations contained in Sections 5(a), (b), (d), (e), (f), (h), (k), (m), (q), (r), (u) and (w) of this Agreement, as same relate to each Subsidiary of the Company, except as set forth on **Schedule 5(a)**.

(y) Company Predecessor. All representations made by or relating to the Company of a historical or prospective nature and all undertakings described in Sections 9(g) through 9(l) shall relate, apply and refer to the Company and its predecessors.

(z) Correctness of Representations. The Company represents that the foregoing representations and warranties are true and correct as of the date hereof in all material respects, and, unless the Company otherwise notifies the Subscribers prior to Closing Date, shall be true and correct in all material respects as of Closing Date.

(AA) Survival. The foregoing representations and warranties shall survive until three years after the Second Closing Date.

6. Regulation A Offering. The offer and issuance of the Securities to the Subscribers is being made pursuant to the exemption from the registration provisions of the 1933 Act afforded by Section 3(b) 3 or Section 4(6) of the 1933 Act and/or Regulation A promulgated thereunder. On the Closing Date, the Company will provide an opinion reasonably acceptable to Subscribers from
the Company's legal counsel opining on the availability of an exemption from registration under the 1933 Act as it relates to the offer and issuance of the Securities and other matters reasonably requested by Subscribers. A form of the legal opinion is annexed hereto as **Exhibit D**. The Company will provide, at the Company's expense, such other legal opinions in the future as are reasonably necessary for the issuance and resale of the Common Stock issuable upon conversion of the Notes pursuant to an effective registration statement under the 1933 Act, Rule 144 under the 1933 Act ("**Rule 144**"), or an exemption from registration.

7.1. Conversion of Note.

(a) Upon the conversion of a note, interest, any sum due to the Subscriber under the Transaction Documents including Liquidated Damages, Preferred Stock, or part thereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering, an opinion of counsel to assure that the Company's transfer agent shall issue stock certificates in the name of Subscriber (or its permitted nominee) or such other persons as designated by Subscriber and in such denominations to be specified at conversion representing the number of shares of Common Stock issuable upon such conversion. The Company warrants that no instructions other than these instructions have been or will be given to the transfer agent of the Company's Common Stock and that the certificates

representing such shares shall contain no legend other than the usual 1933 Act restriction from transfer legend. If and when the Subscriber sells the Shares, assuming (i) a registration statement registering such shares under the 1933 Act is effective and the prospectus, as supplemented or amended, contained therein is current and (ii) the Subscriber confirms in writing to the transfer agent that the Subscriber has complied with the prospectus delivery requirements, the restrictive legend will be removed and the Shares will be free-trading, and freely transferable. In the event that the Shares are sold in a manner that complies with an exemption from registration, the Company will promptly instruct its counsel to issue to the transfer agent an opinion permitting removal of the legend (indefinitely, if pursuant to Rule 144(k) of the 1933 Act, or for 90 days if pursuant to the other provisions of Rule 144 of the 1933 Act).

(b) Subscriber will give notice of its decision to exercise its right to convert the Note, interest, any sum due to the Subscriber under the Transaction Documents including Liquidated Damages, or part thereof by telecopying an executed and completed **Notice of Conversion** (a form of which is annexed as **Exhibit A** to the Note and the Certificate of Designation) to the Company via confirmed telecopier transmission or otherwise pursuant to Section 13(a) of this Agreement. The Subscriber will not be required to surrender the Note until the Note, has been fully converted or satisfied. Each date on which a Notice of Conversion is telecopied to the Company in accordance with the provisions hereof shall be deemed a **Conversion Date**. The Company will itself or cause the Company's transfer agent to transmit the Company's Common Stock certificates representing the Shares issuable upon conversion of the Note or the Preferred Stock to the Subscriber via express courier for receipt by such Subscriber within three (3) business days after receipt by the Company of the Notice of Conversion (such third day being the "**Delivery Date**"). A Note representing the balance of the Note or stock certificate representing the balance of the Preferred Stock not so converted will be provided by the Company to the Subscriber if requested by Subscriber, provided the Subscriber delivers the original Note to the Company. In the event that a Subscriber elects not to surrender a Note for reissuance upon partial payment or conversion, the Subscriber hereby indemnifies the Company against any and all loss or damage attributable to a third-party claim in an amount in excess of the actual amount then due under the Note or shares of Preferred Stock actually held. **"Business day"** and **"trading day"** as employed in the Transaction Documents is a day that the New York Stock Exchange is open for trading for three or more hours.

(c) The Company understands that a delay in the delivery of the Shares in the form required pursuant to Section 7.1 hereof, or the Mandatory Redemption Amount described in Section 7.2 hereof, respectively after the Delivery Date or the Mandatory Redemption Payment Date (as hereinafter defined) could result in economic loss to the Subscriber. As compensation to the Subscriber for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Subscriber for late issuance of Shares in the form required pursuant to Section 7.1 hereof upon Conversion of the Note in the

amount of $100 per business day after the Delivery Date for each $10,000 (and proportionately for other amounts) of the amount being converted of the corresponding Shares which are not timely delivered. The Company shall pay any payments incurred under this Section in immediately available funds upon demand. Furthermore, in addition to any other remedies which may be available to the Subscriber, in the event that the Company fails for any reason to effect delivery of the Shares by the Delivery Date or make payment by the Mandatory Redemption Payment Date, the Subscriber may revoke all or part of the relevant Notice of Conversion or rescind all or part of the notice of Mandatory Redemption by delivery of a notice to such effect to the Company whereupon the Company and the Subscriber shall each be restored to their respective positions immediately prior to the delivery of such notice, except that the liquidated damages described above shall be payable through the date notice of revocation or rescission is given to the Company.

(d) Within three (3) business days (such third business day being the *"Unlegended Shares Delivery Date"*) after the business day on which the Company has received (i) a notice that Shares or any other Common Stock held by a Subscriber have been sold pursuant to Rule 144 under the 1933 Act, (ii) a representation that the requirements of Rule 144, as applicable and if required, have been satisfied, and (iii) the original share certificates representing the shares of Common Stock that

have been sold, and (iv) customary representation letters of the Subscriber and/or Subscriber's broker regarding compliance with the requirements of Rule 144, the Company at its expense, (y) shall deliver, and shall cause legal counsel selected by the Company to deliver to its transfer agent (with copies to Subscriber) an appropriate instruction and opinion of such counsel, directing the delivery of shares of Common Stock without any legends including the legend set forth in Section 4(i) above, or pursuant to Rule 144 (the *"Unlegended Shares"*); and (z) cause the transmission of the certificates representing the Unlegended Shares together with a legended certificate representing the balance of the submitted Shares certificate, if any, to the Subscriber at the address specified in the notice of sale, via express courier, by electronic transfer or otherwise on or before the Unlegended Shares Delivery Date.

(e) The Company understands that a delay in the delivery of the Unlegended Shares pursuant to Section 7.1(d) hereof later than two business days after the Unlegended Shares Delivery Date could result in economic loss to a Subscriber. As compensation to a Subscriber for such loss, the Company agrees to pay late payment fees (as liquidated damages and not as a penalty) to the Subscriber for late delivery of Unlegended Shares in the amount of $100 per business day after the Delivery Date for each $10,000 (and proportionately for other amounts) of purchase price of the Unlegended Shares subject to the delivery default. If during any 360 day period, the Company fails to deliver Unlegended Shares as required by this Agreement for an aggregate of thirty (30) days, then Subscriber or assignee holding Securities subject to such default may, at its option, require the Company to redeem all or any portion of the Shares subject to such default at a price per share equal to the greater of (i) 120%, or (ii) a fraction in which the numerator is the highest closing price during the aforedescribed thirty day period and the denominator of which is the lowest conversion price during such thirty day period, multiplied by the Purchase Price of such Common Stock and Shares (**"Unlegended Redemption Amount"**). The amount of the aforedescribed liquidated damages that have accrued or been paid for the ten day period prior to the receipt by the Subscriber of the Unlegended Redemption Amount shall be credited against the Unlegended Redemption Amount. Damages calculated pursuant to Section 7.1(c) and Section 7.1(e) for the same Shares and Unlegended Shares shall be calculated only under one such section at the Subscriber's election.

(f) In lieu of delivering physical certificates representing the Shares or Unlegended Shares, if the Company's transfer agent is participating in the Depository Trust Company (*"DTC"*) Fast Automated Securities Transfer program, upon request of a Subscriber, so long as the certificates therefor do not bear a legend and the Subscriber is not obligated to return such certificate for the placement of a legend thereon, the Company must cause its transfer agent to electronically transmit the Shares or Unlegended Shares by crediting the account of Subscriber's prime Broker with DTC through its

Deposit Withdrawal Agent Commission system. Such delivery must be made on or before the Delivery Date or Unlegended Shares Delivery Date, as the case may be.

(g) Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Subscriber and thus refunded to the Company.

(h) The Company shall pay all damages payable pursuant to Section 7 hereof and all other liquidated damages and payments in immediately available funds upon demand.

7.2. Mandatory Redemption at Subscriber's Election. In the event the Company is prohibited from issuing Shares, or fails to timely deliver Shares on a Delivery Date, or upon the occurrence

of any other Event of Default (as defined in the Note or in this Agreement) that is not cured during any applicable cure period and an additional ten days thereafter, then at the Subscriber's election, the Company must pay to the Subscriber ten (10) business days after request by the Subscriber, at the Subscriber's election, a sum of money determined by (i) multiplying up to the outstanding principal amount of the Note designated by the Subscriber by 105%, or (ii) multiplying the number of Shares otherwise deliverable upon conversion of an amount of Note principal and/or interest designated by the Subscriber (with the date of giving of such designation being a **"Deemed Conversion Date"**) at the then Conversion Price that would be in effect on the Deemed Conversion Date by the lower of $1.00 or the highest closing price of the Common Stock on the Principal Market for the period commencing on the Deemed Conversion Date until the day prior to the receipt of the Mandatory Redemption Payment, whichever is greater, together with accrued but unpaid interest thereon and any other sums arising and outstanding under the Transaction Documents (**"Mandatory Redemption Payment"**). The Mandatory Redemption Payment must be received by the Subscriber on the same date as the Company Shares otherwise deliverable or within ten (10) business days after request, whichever is sooner (**"Mandatory Redemption Payment Date"**). Upon receipt of the Mandatory Redemption Payment, the corresponding Note principal and interest will be deemed paid and no longer outstanding. Liquidated damages calculated pursuant to Section 7.1(c) hereof, that have been paid or accrued for the twenty day period prior to the actual receipt of the Mandatory Redemption Payment by the Subscriber shall be credited against the Mandatory Redemption Payment calculated pursuant to subsections (i) and (ii) above of this Section 7.2. In the event of a **"Change in Control"** (as defined below), the Subscriber may demand, and the Company shall pay, a Mandatory Redemption Payment equal to 115% of the outstanding principal amount of the Note designated by the Subscriber together with accrued but unpaid interest thereon and any other sums arising and outstanding under the Transaction Documents. For purposes of this Section 7.2, **"Change in Control"** shall mean (i) the Company no longer having a class of shares publicly tradable and listed on a Principal Market, (ii) the Company becoming a Subsidiary of another entity or merging into or with another entity, (iii) a majority of the board of directors of the Company as of the Closing Date no longer serving as directors of the Company except for the addition or replacement of up to six directors, other than due to natural causes, (iv) if the holders of the Company's Common Stock as of the Closing Date beneficially owning at any time after the Closing Date less than thirty-five percent of the Common stock owned by them on the Closing Date, or (v) the sale, lease, license or transfer of substantially all the assets of the Company or Subsidiaries.

7.3. Maximum Conversion. The Subscriber shall not be entitled to convert on a Conversion Date that amount of the Note in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the Subscriber and its Affiliates on a Conversion Date, and (ii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Subscriber and its Affiliates of more than 4.99% of the outstanding shares of common stock of the Company on such Conversion Date.
Beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Subscriber shall not be limited to aggregate conversions of only 4.99% and aggregate conversions by the Subscriber may exceed 4.99%. The Subscriber may waive the conversion limitation described in this Section 7.3, in whole or in part, upon and effective after 61 days prior written notice to

the Company to increase such percentage to up to 9.99%. The Subscriber may decide whether to convert a Note to achieve an actual 4.99% or up to 9.99% ownership position as described above.

7.4. Adjustments. The Conversion Price, and amount of Shares issuable upon conversion of the Notes shall be adjusted as described in this Agreement, the Notes and Certificate of Designation.

7.5. Redemption. The Note shall not be redeemable or mandatorily convertible except as described in the Note and Certificate of Designation.

8. Finder/Legal Fees.

(a) Finder's Fee. The Company on the one hand, and each Subscriber (for himself only) on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any persons claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby and arising out of such party's actions. The Company represents that there are no other parties entitled to receive fees, commissions, or similar payments in connection with the Offering except as described in Section 8(b) below.

(b) Legal Fees. The Company shall pay to Brian Yudewitz, P.C., Bannister and Wyatt, PC, and or other law firms as determined necessary and useful by Management a fee not to exceed $ 100,000 (**"Legal Fees"**) as reimbursement for services rendered to the Subscriber in connection with this Agreement and the purchase and sale of the Notes (the **"Offering"**) and acting as Escrow Agent for the Offering. The Legal Fees will be payable on the Closing Date out of funds held pursuant to the Funds Escrow Agreement. Legal Counsel will be reimbursed on the Closing Date for all UCC search and filing fees, if any.

9. Covenants of the Company. The Company covenants and agrees with the Subscribers as follows:

(a) Stop Orders. The Company will advise the Subscribers, within two hours after the Company receives notice of issuance by the Commission, any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any offering of any securities of the Company, or of the suspension of the qualification of the Common Stock of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

(b) Listing. The Company shall promptly secure the listing of the Shares upon each national securities exchange, or electronic or automated quotation system upon which they are or may become eligible for and listed and shall use commercially reasonable efforts to maintain such listing so long as any Notes are outstanding. The Company will maintain the listing of its Common Stock on the American Stock Exchange, Nasdaq Capital Market, Nasdaq National Market System, Bulletin Board, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock (the **"Principal Market"**)), and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Principal Market, as applicable. The Company will provide the Subscribers copies of all notices it receives notifying the Company of the threatened and actual delisting of the Common Stock from any Principal Market. As of the date of this Agreement, the Company is not currently listed on any exchange but would anticipate the Bulletin Board, when the Company qualifies for listing, will be the Principal Market.

(c) Market Regulations. The Company shall notify the Commission, the Principal Market and applicable state authorities, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Subscribers and promptly provide copies thereof to Subscribers.

(d) Filing Requirements. From the date of this Agreement and until the later of (i) two (2) years after the Closing Date, or (ii) until all the Shares have been resold or transferred by all the Subscribers pursuant to an effective registration statement (the *"Registration Statement"*)or pursuant to Rule 144, without regard to volume limitations, the Company will (A) cause its Common Stock to continue to be registered under Section 12(b) or 12(g) of the 1934 Act, (B) comply in all respects with its reporting and filing obligations under the 1934 Act and (C) voluntarily comply with all reporting requirements that

are applicable to an issuer with a class of shares registered pursuant to Section 12(g) of the 1934 Act, if Company is not subject to such reporting requirements. The Company will use its commercially reasonable efforts not to take any action or file any document (whether or not permitted by the 1933 Act or the 1934 Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said acts until two (2) years after the Closing Date. Until the earlier of the resale of the Shares by each Subscriber or two (2) years after the Closing Date, the Company will use its commercially reasonable efforts to continue the listing or quotation of the Common Stock on a Principal Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Principal Market; provided that the Company shall not be required to consummate a reverse stock split in order to comply with the foregoing covenant. The Company agrees to timely file a Form 1-A with respect to the Securities if required under Regulation A and to provide a copy thereof to Subscriber promptly after such filing.

(e) Use of Proceeds. The proceeds of the Offering will be employed by the Company for the purposes set forth on **Schedule 9(e)** hereto. Except as set forth on **Schedule 9(e)**, the Purchase Price may not and will not be used for accrued and unpaid officer and director salaries, payment of financing related debt, redemption of outstanding notes or equity instruments of the Company, litigation related expenses or settlements, brokerage fees, nor non-trade obligations outstanding on the Closing Date.

(f) Reservation. As soon as practicable after the Company has amended its Articles of Organization to increase its common stock and/or preferred stock or to effect a reverse split of its common stock, the Company shall reserve not less than 5,000,000 shares of its authorized but unissued common stock. Not later than January 15, 2009, the Company will reserve on behalf of the Subscribers from its authorized but unissued Common Stock a number of common shares equal to 120% of the amount of Common Stock necessary to allow each holder of a Note to be able to convert all such outstanding Notes. Failure to have sufficient shares reserved pursuant to this Section 9(f) for three (3) consecutive business days or ten (10) days in the aggregate shall be a material default of the Company's obligations under this Agreement and an Event of Default under the Note.

(g) Taxes. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Company will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefore.

(h) Insurance. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in the Company's line of business, in amounts sufficient to prevent the Company from becoming a co-insurer and not in any event less than one hundred percent (100%) of the insurable value of the property insured less reasonable deductible amounts; and the Company will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated and to the extent available on commercially reasonable terms.

(i) Books and Records. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company will keep true records and books of account in which full, true and correct entries will be made of all dealings or transactions in relation to its business and affairs in accordance with generally accepted accounting principles applied on a consistent basis.

(j) Governmental Authorities. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company shall duly observe and conform in all material respects to all valid requirements of governmental authorities relating to the conduct of its business or to its properties or assets.

(k) Intellectual Property. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company shall maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use intellectual property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business, unless it is sold for value.

(l) Properties. From the date of this Agreement and until the conversion or satisfaction of the Note, in its entirety, the Company will keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all necessary and proper repairs, renewals, replacements, additions and improvements thereto; and the Company will at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could reasonably be expected to have a Material Adverse Effect.

(m) Confidentiality/Public Announcement. From the date of this Agreement and until the sooner of (i) two (2) years after the Closing Date, or (ii) until all the Shares have been resold or transferred by all the Subscribers pursuant to the Registration Statement or pursuant to Rule 144, without regard to volume limitations, the Company agrees that except in connection with a Form 8-K or the Registration Statement or as otherwise required in any other Commission filing, it will not disclose publicly or privately the identity of the Subscribers unless expressly agreed to in writing by a Subscriber, only to the extent required by law and then only upon five days prior notice to Subscribers. In any event and subject to the foregoing, the Company shall file a Form 8-K or make a public announcement describing the Offering not later than the second business day after the Closing Date. In the Form 8-K or public announcement, the Company will specifically disclose the amount of common stock outstanding immediately after the Closing. A form of the proposed Form 8-K or current financial statement to be employed in connection with the Closing is annexed hereto as **Exhibit E.**

(n) Non-Public Information. The Company covenants and agrees that neither it

nor any other person acting on its behalf will provide any Subscriber or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Subscriber shall have agreed in writing to receive such information. The Company understands and confirms that each Subscriber shall be relying on the foregoing representations in effecting transactions in securities of the Company.

(q) Seniority. Except for Permitted Liens and as otherwise provided for herein, until the Notes are fully satisfied or converted, the Company shall not grant nor allow any security interest to be taken in the assets of the Company or any Subsidiary; nor issue any debt, equity or other instrument which would give the holder thereof directly or indirectly, a right in any assets of the Company or any Subsidiary, superior to any right of the holder of a Note in or to such assets.

(r) Notices. For so long as the Subscribers hold any Securities, the Company will maintain a United States address and United States fax number for notices purposes under the Transaction Documents.

(s) Lockup. The Company will deliver to the Subscribers on or before the Closing Date and enforce the provisions of an irrevocable lockup agreement ("**Lockup Agreement**") in the form annexed hereto as **Exhibit I,** with the persons identified on **Schedule 9(s).**

(t) [Left intentionally blank]

(v) [Left intentionally blank]

10. Covenants of the Company and Subscribers Regarding Indemnification.

(a) The Company agrees to indemnify, hold harmless, reimburse and defend the Subscribers, the Subscribers' officers, directors, agents, Affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Subscribers or any such person which results, arises out of or is based upon (i) any material misrepresentation by Company or material breach of any warranty by Company in this Agreement or in any Exhibits or Schedules attached hereto, or other agreement delivered pursuant hereto; or (ii) after any applicable notice and/or cure periods, any material breach or default in performance by the Company of any covenant or undertaking to be performed by the Company hereunder, or any other agreement entered into by the Company and Subscribers relating hereto.

(b) Each Subscriber agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, Affiliates, control persons and principal shareholders against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company or any such person which results, arises out of or is based upon (i) any material misrepresentation by such Subscriber in this Agreement or in any Exhibits or Schedules attached hereto, or other agreement delivered pursuant hereto; or (ii) after any applicable notice and/or cure periods, any material breach or default in performance by such Subscriber of any covenant or undertaking to be performed by such Subscriber hereunder, or any other agreement entered into by the Company and Subscriber, relating hereto.

(c) In no event shall the liability of any Subscriber or permitted successor hereunder or under any Transaction Document or other agreement delivered in connection herewith be greater in amount than the dollar amount of the net proceeds actually received by such Subscriber upon the sale of the Shares.

(d) The procedures set forth in Section 11.1 shall apply to the indemnification set forth in Sections 10(a) and 10(b) above.

11.1. Indemnification and Contribution.

(a) In the event of a registration of any Securities under the 1933 Act, the Company will, to the extent permitted by law, indemnify and hold harmless the Seller, each officer of the Seller, each director of the Seller, each underwriter of such Securities thereunder and each other person, if any, who controls such Seller or underwriter within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which the Seller, or such underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities

(or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Securities was registered under the 1933 Act pursuant to Section 11, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances when made, and will subject to the provisions of Section 11.1(c) reimburse the Seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable to the Seller to the extent that any such damages arise out of or are based upon an untrue statement or omission made in any preliminary prospectus if (i) the Seller failed to send or deliver a copy of the final prospectus delivered by the Company to the Seller with or prior to the delivery of written confirmation of the sale by the Seller to the person asserting the claim from which such damages arise, (ii) the final prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission, or (iii) to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such Seller, or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Securities under the 1933 Act, each Seller severally but not jointly will, to the extent permitted by law, indemnify and hold harmless the Company, and each person, if any, who controls the Company within the meaning of the 1933 Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the 1933 Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Securities were registered under the 1933 Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such Seller, as such, furnished in writing to the Company by such Seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of the Seller hereunder shall be limited to the net proceeds actually received by the Seller from the sale of Securities covered by such registration statement.

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 11.1(c) and shall only relieve it from any liability which it may have to such indemnified party under this Section 11.1(c), except and only if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense

thereof, the indemnifying party shall not be liable to such indemnified party under this Section 11.1(c) for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified parties, as a group, shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

(d) In order to provide for just and equitable contribution in the event of joint liability under the 1933 Act in any case in which either (i) a Seller, or any controlling person of a Seller, makes a claim for indemnification pursuant to this Section 11.1 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 11.1 provides for indemnification in such case, or (ii) contribution under the 1933 Act may be required on the part of the Seller or controlling person of the Seller in circumstances for which indemnification is not provided under this Section 11.1; then, and in each such case, the Company and the Seller will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Seller is responsible only for the portion represented by the percentage that the public offering price of its securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, provided, however, that, in any such case, (y) the Seller will not be required to contribute any amount in excess of the public offering price of all such securities sold by it pursuant to such registration statement; and (z) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

11.2 Delivery of Unlegended Shares.

(a) Within three (3) business days (such third business day being the "**Unlegended Shares Delivery Date**") after the business day on which the Company has received (i) a notice that Shares or any other Common Stock held by a Subscriber have been sold pursuant to the Registration Statement or Rule 144 under the 1933 Act provided it has enough authorized common and or preferred stock, (ii) a representation that the prospectus delivery requirements, or the requirements of Rule 144, as applicable and if required, have been satisfied, and (iii) the original share certificates representing the shares of Common Stock that have been sold, and (iv) in the case of sales under Rule 144, customary representation letters of the Subscriber and/or Subscriber's broker regarding compliance with the requirements of Rule 144, the Company at its expense, (y) shall deliver, and shall cause legal counsel selected by the Company to deliver to its transfer agent (with copies to Subscriber) an appropriate instruction and opinion of such counsel, directing the delivery of shares of Common Stock without any legends including the legend set forth in Section 4(i) above, reissuable pursuant to any effective and current Registration Statement or pursuant to Rule 144 under the 1933 Act (the "**Unlegended Shares**"); and (z) cause the transmission of the certificates representing the Unlegended Shares together with a legended certificate representing the balance of the submitted Shares certificate, if any, to the Subscriber at the address specified in the notice of sale, via express courier, by electronic transfer or otherwise on or before the Unlegended Shares Delivery Date.

(b) In lieu of delivering physical certificates representing the Unlegended

Shares, and if the Company's transfer agent is participating in the Depository Trust Company ("**DTC**") Fast Automated Securities Transfer program, upon request of a Subscriber, so long as the certificates therefor do not bear a legend and the Subscriber is not obligated to return such certificate for the placement of a legend thereon, the Company shall cause its transfer agent to electronically transmit the Unlegended Shares by crediting the account of Subscriber's prime Broker with DTC through its Deposit Withdrawal Agent Commission system. Such delivery must be made on or before the Unlegended Shares Delivery Date.

(c) In addition to any other rights available to a Subscriber, if the Company fails to deliver to a Subscriber Unlegended Shares as required pursuant to this Agreement, within seven (7) business days after the Unlegended Shares Delivery Date and the Subscriber or a broker on the Subscriber's behalf, purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by such Subscriber of the shares of Common Stock which the Subscriber was entitled to receive from the Company (a "**Buy-In**"), then the Company shall pay in cash to the Subscriber (in addition to any remedies available to or elected by the Subscriber) the amount by which (A) the Subscriber's total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (B) the aggregate purchase price of the shares of Common Stock delivered to the Company for reissuance as Unlegended Shares- together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if a Subscriber purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to $10,000 of purchase price of shares of Common Stock delivered to the Company for reissuance as Unlegended Shares, the Company shall be required to pay the Subscriber $1,000, plus interest. The Subscriber shall provide the Company written notice indicating the amounts payable to the Subscriber in respect of the Buy-In.

(e) In the event a Subscriber shall request delivery of Unlegended Shares as described in Section 11.7 and the Company is required to deliver such Unlegended Shares pursuant to Section 11.7, the Company may not refuse to deliver Unlegended Shares based on any claim that such Subscriber or any one associated or affiliated with such Subscriber has been engaged in any violation of law, or for any other reason, unless, an injunction or temporary restraining order from a court, on notice, restraining and or enjoining delivery of such Unlegended Shares shall have been sought and obtained by the Company or at the Company's request or with the Company's assistance, and the Company has posted a surety bond for the benefit of such Subscriber in the amount of 120% of the amount of the aggregate purchase price of the Common Stock and Shares which are subject to the injunction or temporary restraining order, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Subscriber to the extent Subscriber obtains judgment in Subscriber's favor.

12. Additional Agreements.

(a) Issuance of other Securities. Other than with respect to the Excepted Issuances , and subject and subordinate to similar rights granted by the Company prior to the Closing Date, until the Notes are no longer outstanding, the Company will not issue any of its Common Stock or other securities or debt obligations, or instruments convertible into or exchangeable for Common Stock without the consent of the Subscribers, except in connection with (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of corporation or other entity which holders of such securities or debt are not at any time granted registration rights, (ii) the Company's issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, (iii) the Company's issuance of Common Stock or the issuances or grants of options to purchase Common Stock pursuant to stock option plans and employee, director or consultant stock purchase plans described on **Schedule 5(d)**

hereto at prices equal to or higher than the closing price of the Common Stock on the issue date of any of the foregoing, (iv) as a result of the or conversion of Notes or the Preferred Stock which are granted or issued pursuant to this Agreement or that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Report filed not less than five (5) days prior to the Closing Date, (v) the payment of any interest on the Notes and liquidated damages or other damages pursuant to the Transaction Documents or other securities instruments that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Report filed not less than five days prior to the Closing Date, and (vi) the issuances listed on **Schedule 12(a)** (collectively the foregoing are "**Excepted Issuances**"). The aggregate amount of Common Stock that may be issued as Excepted Issuances under items 12(a)(i), (ii) and (iii) may not exceed 1,000,000 shares of Common Stock. The Excepted Issuances may be modified as to all Subscribers with the consent of the Subscriber. The Subscriber who exercise their rights pursuant to this Section 12(a) shall have the right during the seven (7) business days following receipt of the notice to purchase in the aggregate such offered convertible debt instruments or other securities in accordance with the terms and conditions set forth in the notice of sale in the same proportion to each other as their purchase of Notes in the Offering. In the case of Common stock or equity of the Company convertible, exercisable or exchangeable for Common Stock, the Subscriber may purchase an amount equal to the aggregate purchase prices of all of the debt or equity of the Company ever purchased by such Subscriber pursuant to a Subscription Agreement or conversion of a Preferred Stock. In the event such terms and conditions are modified during the notice period, the Subscriber shall be given prompt notice of such modification and shall have the right during the seven (7) business days following the notice of modification to exercise such right.

(b) Favored Nations Provision. Other than in connection with the Excepted Issuances, if at any time Notes or the Preferred Stock are outstanding, the Company shall offer, issue or agree to issue any common stock or securities convertible into or exercisable for shares of common stock (or modify any of the foregoing which may be outstanding) to any person or entity at a price per share or conversion or exercise price per share which shall be less than the Conversion Price in respect of the Shares, without the consent of Subscriber holding Notes, Shares, or Preferred Stock, then the Company shall issue, for each such occasion, additional shares of Common Stock to Subscriber so that the average per share purchase price of the shares of Common Stock issued to the Subscriber (of only the Common Stock or Preferred Conversion Shares still owned by the Subscriber) is equal to such other lower price per share and the Conversion Price shall automatically be reduced to such lower price. The average Purchase Price of the Shares shall be calculated separately for the Note Shares and Preferred Shares. The foregoing calculation and issuance shall be made separately for Shares received upon conversion and separately for Preferred Stock Shares. The delivery to the Subscriber of the additional shares of Common Stock shall be not later than the closing date of the transaction giving rise to the requirement to issue additional shares of Common Stock. For purposes of the issuance and adjustment described in this paragraph, the issuance of any security of the Company carrying the right to convert such security into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in the issuance of the additional shares of Common Stock upon the sooner of the agreement to or actual issuance of such convertible security, warrant, right or option and again at any time upon any subsequent issuances of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the Conversion Price or in effect upon such issuance. The rights of the Subscriber set forth in this Section 12 are in addition to any other rights the Subscriber has pursuant to this Agreement, the Note, any Transaction Document, and any other agreement referred to or entered into in connection herewith. The Subscriber is also given the right to elect to substitute any term or terms of any other offering in connection with which the Subscriber has rights as described in Section 12(a), for any term or terms of the Offering in connection with Securities owned by Subscriber as of the date the notice described in Section 12(a) is required to be given to Subscriber.

(c) Maximum Exercise of Rights. In the event the exercise of the rights described in Section 12(a) or 12(b) would or could result in the issuance of an amount of common stock of the Company that would exceed the maximum amount that may be issued to a Subscriber calculated in the manner described in Section 7.3 of this Agreement, then the issuance of such additional shares of common stock of the Company to such Subscriber will be deferred in whole or in part until such time as such Subscriber is able to beneficially own such common stock without exceeding the applicable maximum amount set forth calculated in the manner described in Section 7.3 of this Agreement. The determination of when such common stock may be issued shall be made by Subscriber as to only such Subscriber.

13. Miscellaneous.

(a) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: ComTrust Communications, LLC, Inc., 338 Jesse Street, Suite A, Myrtle Beach, SC 29579, Attn: Laurel Swilley, CEO, telecopier: (843) 492-7335.

(b) Entire Agreement; Assignment. This Agreement and other documents delivered in connection herewith represent the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by both parties. Neither the Company nor the Subscribers have relied on any representations not contained or referred to in
this Agreement and the documents delivered herewith. No right or obligation of the Company shall be assigned without prior notice to and the written consent of the Subscribers.

(c) Counterparts/Execution. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile signature and delivered by facsimile transmission.

(d) Law Governing this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without regard to conflicts of laws principles that would result in the application of the substantive laws of another jurisdiction. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of South Carolina or in the federal courts located in Horry County. **The parties and the individuals executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury.** The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

(e) Specific Enforcement, Consent to Jurisdiction. To the extent permitted by law, the Company and Subscribers acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to one or more preliminary and final injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity. Subject to Section 14(d) hereof, each of the Company, Subscribers and any signatory hereto in his personal capacity hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction in South Carolina of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(f) Independent Nature of Subscriber. The Company acknowledges that the obligations of Subscriber under the Transaction Documents are several and not joint with the obligations of any other Subscriber, and no Subscriber shall be responsible in any way for the performance of the obligations of any other Subscriber under the Transaction Documents. The Company acknowledges that Subscriber has represented that the decision of Subscriber to purchase Securities has been made by such Subscriber independently of any other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Subscriber or by any agent or employee of any other Subscriber, and no Subscriber or any of its agents or employees shall have any liability to any Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. The Company acknowledges that nothing contained in any Transaction Document, and no action taken by any Subscriber pursuant hereto or thereto (including, but not limited to, the (i) inclusion of a Subscriber in the Registration Statement and (ii) review by, and consent to, such Registration Statement by a Subscriber) shall be deemed to constitute the Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges that Subscriber shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Subscriber to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that it has elected to provide all Subscriber with the same terms and Transaction Documents for the convenience of the Company and not because Company was required or requested to do so by the Subscriber. The Company acknowledges that the Aggregate Purchase Price is being delivered and paid in its current form at the request of the Company and not because of any request by the Subscribers. The Company acknowledges that such procedure with respect to the Transaction Documents in no way creates a presumption that the Subscriber are in any way acting in concert or as a group with respect to the Transaction Documents or the transactions contemplated thereby.

(f) Damages. In the event the Subscriber is entitled to receive any liquidated damages pursuant to the Transaction Documents, the Subscriber may elect to receive the greater of actual damages or such liquidated damages.

(g) Consent. As used in the Agreement, *"consent of the Subscriber"* or similar language means the consent of holders of not less than 65% of the total of the Shares issued and issuable upon conversion of outstanding Notes owned by Subscriber on the date consent is requested.

(h) Equal Treatment. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered and paid to all the Subscriber and their permitted successors and assigns.

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT (A)

Please acknowledge your acceptance of the foregoing Subscription Agreement by signing and returning a copy to the undersigned whereupon it shall become a binding agreement between us.

COMTRUST COMMUNICATIONS, LLC, INC.
a South Carolina corporation

By:______________________________

Name:
Title:

Dated: December 18, 2007

EXHIBIT IV
Material Contracts

G-Link Communications

Carrier Service Agreement

August 1, 2008

This agreement (the "**Agreement**") is entered into by and between: **G LINK COMMUNICATIONS, INC.**, a company in good standing incorporated under the laws of the state of Delaware in the United States of America, with its principal place of business at 4396 Baldwin Avenue, Suite 30 Little River, South Carolina 29566 ("**Provider**"), and ___________a company in good standing incorporated under the laws of United States of America, with its principal place of business ____________________________________ ("**Carrier**").

(Each party referred to as a "**Party**" and both as the "**Parties**")

Witnesseth

WHEREAS Provider is a licensed telecom operator with a network constituted of privately owned switches and cables and interconnected with various other telecom operators by virtue of legally binding agreements (the "**Network**");

WHEREAS Provider provides telephone communication services on the Network to the various termination points specified in the attached **Exhibit A** and has the technical capabilities of reaching, and of being accessed by, all telephone users in such termination points; and

WHEREAS, Carrier, desires to purchase from **Provider** and **Provider** desires to provide such telephone communication services under the terms and conditions set forth in this Agreement.

NOW THEREFORE, the Parties hereto, for and in consideration of the foregoing and the mutual covenants herein contained and promises herein expressed and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby agree as follows:

Article 1

Content of Agreement

This Agreement consists of the foregoing paragraphs, the terms of agreement set forth herein below, the documents stated in it, and any effective Exhibit(s), Schedule(s) or Amendment(s) to the Agreement or to its attachments which shall be signed later on by both Parties. It shall be construed as a whole and each of the documents mentioned is to be regarded as an integral part of this Agreement and shall be interpreted as complementing the others. This Agreement is, and will remain, totally from any other agreement(s) that may have already been signed earlier by the Parties or will be signed in the future.

Article 2
Initiation of Service

2.1 **Provision of Services.** The telephone communications services to be provided by **Provider** to **Carrier** are described, and their terms and conditions set forth, in **Exhibit A** attached hereto.

2.2 **Testing Procedures.** Upon completion of the connection to the Network, **Carrier** and **Provider** shall jointly undertake testing procedures as designated by **Provider** (the "**Testing Period**"). **Carrier** shall be entitled up to US$50.00 (Fifty United States Dollars) of communications to test the proper accessibility to the Network. The cost of any additional tests shall be borne by **Carrier** at the agreed rate.

2.3 **Escalation Procedures and Contact Information.** The Parties agree to provide escalation procedures and contact information as set forth in **Exhibit C** attached hereto.

Article 3
Operational Matters

3.1 **Rates. Provider** shall provide the Services to **Carrier** at the rates listed in **Exhibit A**. SUCH RATES, OR ANY SUBSEQUENT RATES, WILL BE SUBJECT TO CHANGE BY **PROVIDER** UPON A FIVE (5)-BUSINESS DAY WRITTEN NOTICE TO **CARRIER**. In the event of a rate increase, **Carrier** will have the right to terminate the Service affected by such rate increase without penalty.

3.2 **Billing.** **Provider** hereby acknowledge that charges for the provision of telecommunication services will be billed every Monday on a weekly basis and that payment for such services is due and payable in US dollars Five (5) business days from the faxed and or e-mailed invoice date. Late payments will be assessed a late charge of 1.5% per month or the maximum amount permitted by law, whichever is less.

3.3 **Back Billing.** In the event of a billing error, **Provider** may submit a supplemental invoice to **Carrier** up to THIRTY (30) calendar days after the completion of the billing cycle.

3.4 **Billing Increments.** All calls (except calls to Mexico) shall be billed by the seconds (1/1), with thirty-second minimum and six second increment. Mexico calls shall be billed in minutes (60/60), with one minute minimum and one minute increment.

3.5 **Billing Records.** **Provider** shall be responsible for recording all Customers' traffic and, no later than TWO (2) working days following the end of each Billing Period, shall provide **Carrier** with (a) the Billing Call Detail Records ("**CDR**") of the traffic on a computer readable tape setting forth such traffic for such Billing Period attributable to Customers; (b) a Minute Summary Report ("**MSR**"); (c) the Settled Payments Report ("**SPR**") reflecting the payments made by **Carrier** to **Provider** for the use of the Network; and (d) the Outstanding Payments Report ("**OPR**") reflecting the status of the outstanding payments (collectively: the "**Billing Records**").

3.6 **Billing Disputes.** If **Carrier** disputes the amount or appropriateness of a charge included in an invoice, it shall notify **Provider** of the dispute in writing within THREE (3) calendar days from the receipt of an invoice (the "**Dispute Notice**"). The Dispute Notice shall include supporting documentation establishing the claim and a detailed analysis showing the difference between the specific invoice amount and **Carrier**'s specific asserted amount. A summary of the disputed charges will not be accepted. **Provider** and Carier will endeavor in good faith to resolve the dispute prior to the next invoice. Amounts that are determined by **Provider** to be in error will be credited against the next invoice. Otherwise, **Provider**'s decision in that respect shall be final.

3.7 **Security.** Within SEVEN (7) calendar days of the completion of the Testing Period, **Carrier** shall provide **Provider** with a cash deposit in escrow in the EMS, LLC form attached hereto under **Exhibit D**, valid for a renewable period of time to be agreed upon by both Parties upon completion of the Testing Period (referred to as: the "**Security**"). The amount of the Security will be based on **Provider**'s estimate of the Customer's usage charges for 10 days of projected usage. It is agreed projected usage will be calculated on a per T basis with 10,000 minutes per T, per day as the standard projected usage variable applied for calculation of the required deposit in escrow. At the request of the **Provider**, **Carrier** will also periodically increase the amount of the Security to the amount equal to the last billing period. If, in any event, **Carrier** does not increase the amount of the Security within Five (5) calendar days after the previous billing period, **Provider** may, at its discretion, discontinue service until such increase is made by **Carrier**.

3.8 **Payment.** **Carrier** shall pay to **Provider** ALL invoices within THREE (3) business days of receipt of the invoice (the "**Due Date**"). Payment to **Provider** shall be made in United States Dollars via wire transfer to the banks and accounts designated by **Provider** in **Exhibit B** attached hereto.

3.9 **Non- or Partial Payment.** Partial payments are prohibited. If payment is not received by the Due Date, **Provider** may, at its discretion, suspend all or portion of the services for as long as **Provider** deems necessary, or permanently terminate the services.

Article 4

Limitation of Liability

4.1. **Interruption of Services.** The Parties acknowledge and agree that service interruptions in the telecommunications industry frequently are due to circumstances beyond the control of the system operator and that the cause of such service interruptions are difficult to assess. Accordingly neither **Provider** nor its Affiliates shall be liable to **Carrier** or any of its Affiliates, any customers of the Network, or any other third party, for special, incidental, or consequential damages, lost profits, or other losses or liabilities arising from errors, omissions, interruptions, or delays in providing access services through the Network. In addition, **Carrier** shall cause each of its customers who determine to access the

Network, to execute a form of subscriber agreement which has been approved in advance by **Provider** and which, among other things, will provide that neither **Provider**, nor its Affiliates, shall be liable to any party, customer, or third party for special, incidental, or consequential damages, lost profits, or other losses or liabilities arising from errors, omissions, interruptions, or delays in providing services thru the Network.

4.2. **Disclaimer of Warranties.** **PROVIDER** MAKES NO WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE NETWORK OR THE SERVICES PROVIDED IN CONNECTION THEREWITH OR THE PRODUCTS OR SERVICES OF ANY SYSTEM OPERATOR, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE. NEITHER **PROVIDER** NOR ANY OF ITS AFFILIATES SHALL, IN ANY EVENT, BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, LOST PROFITS, OR OTHER CLAIMS, COSTS, EXPENSES, OR DAMAGES OF ANY KIND OR NATURE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NETWORK, OR THE USE OR PROVISION OF SERVICES THEREON.

4.3. **Indemnification.** **Carrier** shall indemnify, defend, and hold **Provider** and its Affiliates harmless from and against any and all losses, liabilities, claims, damages, costs, and expenses (including reasonable attorney's fees and expenses) arising out of, or in connection with, incidental to, or in any way caused by any acts or omissions of **Carrier** related to (a) this Agreement, (b) **Carrier's** and **Carrier's** Customers use of the Network, and (c) **Carrier's** rights, responsibilities, and duties under this Agreement. The provisions of this Section shall survive the expiration or earlier termination of this Agreement.

Article 5
Term and Termination

5.1 **Term of Agreement.** This Agreement shall become effective and the Parties' obligations shall commence on the date of completion of the Testing Period (the "**Starting Date**") and shall continue for an initial term (the "**Initial Term**") of ONE (1) calendar year (the "**Contract Year**"). The term shall renew automatically for additional consecutive terms of ONE (1) Contract Year each, unless and until either Party notifies the other in writing at least THIRTY (30) calendar days prior to the expiration of the then current Term of its intent to so terminate this Agreement, in which case the Agreement shall terminate upon the expiration of the then current Term.

5.2 **Early termination**: Notwithstanding the provisions of Section 7.1 above, this Agreement may be terminated by any Party upon the occurrence of any of the following events:

(a) Upon the material breach or default by any Party of any of the representations, warranties, covenants, or agreements contained herein or in any other agreement executed between the Parties and/or its Affiliates and the failure by such Party to cure such breach or default within THIRTY (30) calendar days following receipt or written notice form the other Party to do so;

(b) The suspension, revocation, or termination of the licenses, authorizations, or permits required by **Carrier** to operate the Network;

(c) The filing by a Party of a voluntary petition or application for the appointment of a trustee, receiver, or liquidator, or the commencement of any proceedings by such Party under any bankruptcy, reorganization, compromise, insolvency, or similar debtor relief laws of any jurisdiction, or an assignment for the commencement of such proceeding;

(d) The filing of any petition or application or the commencement of any of the proceedings described in Subsection (c) above by any Person against **Carrier** if the same has not been dismissed or otherwise discharged within one-hundred-eighty (180) calendar days following the date of such filing or the commencement of such proceeding;

(e) The conviction of a Party of a felony, a crime involving moral turpitude or any other crime or offense that is reasonably likely, in the sole opinion of the other Party, to adversely affect the business of the other Party;

(f) The bankruptcy, insolvency or dissolution of any Party following a court sentence; and

(g) Any action by **Carrier** that, in the judgment of **Provider**, materially impairs the ability of **Provider** to operate the Network.

Article 6

Settlement of Disputes

6.1. The Parties shall make a good faith effort to amicably settle by mutual agreement any dispute which may arise between them under the Agreement, by whatever means they deem appropriate, including the use of technical accounting, legal, or other assistance.

6.2. Any dispute, controversy or claim between the Parties, with respect to any issue arising out of or relating to this Agreement or the breach thereof, shall, failing amicable settlement, be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, which arbitration shall occur in the city of Wilmington, Delaware, USA by one or more arbitrators (the "**Arbitrator**") appointed in accordance with the said Rules.

6.3. The Arbitrator shall apply the provisions contained in the Agreement. The Arbitrator shall also apply principles of law generally recognized in the telecom community. The Arbitrator may have to take into consideration some mandatory provisions of some countries *i.e.* provisions that appear later on to have an influence on the Agreement. Under no circumstances shall Arbitrator apply any rule that contradicts the strict wording of this Agreement.

6.4. Nothing contained herein shall in any way deprive the Parties of their rights to seek and obtain a temporary restraining order, preliminary/permanent injunction or other equitable relief from a court of competent jurisdiction under any applicable law. All remedied provided in this Agreement are cumulative and not exclusive of any remedies provided by law.

6.5. The arbitration shall be conducted according to United States law in the English language.

6.6. The cost and expenses of arbitration shall be as determined by the arbitrator. The prevailing Party shall be entitled to the reimbursement of its costs, expenses and reasonable attorneys' fees, as well as damages as a penalty for any delays of the arbitration procedure if any.

6.7. The award of the Arbitrator shall be final and binding upon the Parties and shall be automatically enforced without any revision of the merits of the case by any court of competent jurisdiction.

Article 7

Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first class mail, by confirmed facsimile or other means of electronic communications or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise shall be deemed to have been received on the fourth business day after the post-marked date thereof; or if sent by facsimile or other means of electronic communication, shall be deemed to have received on the business day following the sending, provided that a hard copy is immediately sent by prepaid first class mail as aforesaid; or if delivered by hand, shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual at such address having apparent authority to accept deliveries on behalf of the addressee. This section shall also govern notice of change of address. In the event of a general discontinuance shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section.

<u>Notice</u>: All notices to this Agreement shall be in writing and shall be sent by email and or overnight mail:

If to:
G Link Communications, Inc.
4396 Suite 30 Baldwin Avenue
Little River SC 29566

Attention: Russell Eddins
Email:Russell.eddins@g-linkcom.com
Phone:843.280.6707
Fax: 803.753.0167

IF to: ____________________

Article 8

Miscellaneous

8.1. **Dealing with Third Parties.** No Partnership. In all correspondences and other dealings relating, directly or indirectly, to the marketing and provision of the services provided through the Network, each Party shall clearly indicate that it is acting for its owns account as principal and shall not represent itself, impliedly or expressly, to be the agent of the other Party, and shall not incur any contractual or other liability on behalf of the other Party nor in any way purport to pledge the other Party's credit. Nothing in this Agreement may be interpreted a constituting a partnership between the Parties.

8.2. **Successors and Assigns.** This Agreement shall be considered personal between the Parties hereto and shall bind upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assignable or transferable in whole or in part by **Carrier** under any circumstances whatsoever, voluntarily, by operation of law or otherwise without the written consent of **Provider**.

8.3. **Waiver.** (a) Any waiver of any term or condition of the Agreement must be in writing and signed by the effected Party. Waivers shall only be effective in the specific instance and for the purpose given. Failure or delay in exercising any right or remedy herein under shall not operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy; and (b) The failure by the **Provider** to enforce at any time or for any period of time any one or more of the terms and conditions of this Agreement, shall not be a waiver of such terms and conditions or of **Provider**'s right thereafter to enforce each and every term and condition of this Agreement.

8.4. **Excusable Delays.** Neither Party shall be in default because of any failure to perform this Agreement under its terms if the failure arises from causes beyond the control, and without the fault or vigilance, of the responsible Party, but only for such period of time as such cause is in effect. These causes are limited to (a) acts of God or of the public enemy, (b) acts of the Government in its sovereign capacity, (c) epidemics, or (d) quarantine restrictions. Should either Party be prevented from performing under this clause the Party experiencing the delay shall immediately notify in writing the other Party of the delay and remedy such cause as soon as possible. If the delay persists for over SIX (6) months, the Party not experiencing the delay shall be permitted to terminate this Agreement without any indemnity to the other Party.

8.5. **Announcement.** The Parties shall consult and confer with each other prior to making any announcement concerning any of the transactions contemplated in this Agreement.

8.6. **Amendments, Supplements.** This Agreement may be amended or supplement at any time by additional written agreements, as may mutually be determined by the Parties to be necessary, desirable, or expedient to further the purposes of this Agreement, or to clarify the intention of the Parties, but neither this Agreement nor any term hereof may be amended, released, discharged, abandoned, changed, or modified in any manner except by a written instrument which refers to this Agreement and which is executed by each of the Parties.

8.7. **Severability.** Each section and subsection of this Agreement constitutes a separate and distinct undertaking, covenant, and/or provision hereof. Whenever possible, each provision of this Agreement shall be interpreted in such manner to be effective and valid under applicable law. In the event, that any provision of this Agreement shall finally be determined by a competent court or tribunal to be unlawful or unenforceable, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any such provision of similar import reflecting the original intent of the Parties hereto to the extent permissible under law.

8.8. **Technical and Trade Terms.** Unless expressly defined herein, words having well known technical or trade meanings shall be so construed. All listings of items shall not be taken to be exclusive but shall include other items, whether similar or dissimilar to those listed, as the context reasonably requires.

8.9. **Titles and Headings.** All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall include singular or plural and any other gender as the context of this Agreement may require. Headings preceding the text, articles and paragraphs hereof have been inserted solely for convenience of reference and shall not be construed to affect the meaning, construction or effect of this Agreement.

8.10. **Interpretation.** This Agreement shall not be interpreted in favor or against either Party on the basis of draftsmanship or preparation of the Agreement.

8.11. **Confidential Agreement.** The Parties agree that the terms of this Agreement shall be kept confidential and shall not be disclosed to any third party without the prior written consent of the other Party hereto.

8.12. **Recitals.** The recitals at the beginning of this Agreement are intended to be covenants of the Parties, are a material part of this Agreement, and shall be binding on the Parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in TWO (2) counterparts on the dates noted below.

Signature Page

For: G Link Communications, Inc	For ____________
____________________ **Russell Eddins** *Managing Director*	____________________

EMS CARRIER AGREEMENT

1.1 Transaction. This Agreement sets forth terms and conditions that govern the agreement between the Parties for the termination of interstate or international wholesale voice telecommunications services ("**Service**" or "**Services**"). This Agreement, together with attached annexes, exhibits, and addenda, shall form a single integrated agreement between the Parties ("**Agreement**"). The Parties acknowledge and agree that good and valuable consideration has been exchanged in support of this Agreement.
1.2 Credit Approval. Provider and Customer shall agree in writing on the amount, form, and other terms of security required to provide Service hereunder as described in Exhibit A, and Customer shall furnish to Provider the security, if any, in accordance with such terms. Initial and continued delivery of Service hereunder is subject in all respects to the determination by Provider, in its sole discretion, that Customer meets Provider's creditworthiness requirements. Provider reserves the right at any time, upon not less than ten (10) business days' notice to Customer, to withdraw credit approval for Customer, limit the amount of credit Provider may make available to Customer, and/or change the security requirements applicable to Customer from time to time hereunder in Provider's sole discretion.
1.3 Interconnection. The Parties may be required to interconnect their respective switches and other equipment in order for Customer to obtain Service hereunder. Provider shall provide Customer with a letter of agency, circuit facility assignment or other written authorization, in form and substance reasonably satisfactory to Customer, as required for Customer to connect to the Provider's switches and other equipment. Unless otherwise agreed by the Parties, Customer shall be responsible for the costs, expenses and liabilities associated with the planning, installation, connection, operation, use, maintenance, or repair of Customer's switches and equipment connected to Provider's switches and other equipment.
SECTION 2. BILLING AND PAYMENT.
2.1 Rates. Unless the Parties agree otherwise in writing, and subject to the terms and conditions of this Agreement, the prices for Services provided by Provider to Customer will be as set forth in the Project Terms. The applicable rates for Services provided hereunder are inclusive of any cost, charge, or liability legally imposed on Customer's traffic by any local exchange carrier or other downstream provider to which Provider may cause the traffic to be routed or upstream provider from which the traffic is originated. It shall be Provider's responsibility to make the necessary arrangements and pay such costs imposed by such third party providers. With respect to any Services which are handed off to other carriers for termination or transport, Provider shall provide to said carriers all calling party number (CPN) information and all automatic number information (ANI) which Customer provides to Provider. Provider shall be solely responsible for payment of all direct and indirect local access charges.
2.2 Payment of Invoices.
2.2.1 Provider shall invoice Customer for the entire amount due. Each invoice shall specify the Services provided and amount(s) owed by Customer under this Agreement and contain sufficient billing and descriptive information to enable Customer to determine the accuracy of the statement and the charges thereon. Customer may pay amounts due by wire transfer to Provider's account listed in Exhibit B or by bank check. If the invoice due date falls on a federal banking holiday, payment shall be deemed due on the next business day. Provider reserves the right to impose a late payment charge on charges not paid on or before the invoice due date at a rate of one and one-half percent (1.5%) per annum, or the maximum lawful rate permitted under applicable law, whichever is lower, from the day after the invoice due date through the date payment is made. Provider shall be entitled to suspend or terminate, in whole or in part, any or all Service hereunder if any payments are not paid by close of business on the invoice due date, or if Customer fails to pay any additional fees related to dispute resolution, facilities expenses or any other fees due under this agreement. All payments shall be made in United States dollars.
2.2.2 Notwithstanding anything contained herein or in any other agreement between the Parties and their respective subsidiaries, parents and/or affiliates ("Setoff Parties"), the Setoff Parties agree and acknowledge that they have the right to setoff the amounts owed by one Setoff Party to the other for wholesale telecommunications services provided, whether under this Agreement or any other agreement between the Setoff Parties where one Setoff Party is providing wholesale telecommunications services to the other, as provided in this Section. The setoff shall accrue on a daily basis and shall be reconciled in a net settlement in accordance with the applicable invoicing period. Net settlement of invoices shall occur, such that the undisputed balance due from one Setoff Party shall be offset by the undisputed balance due from the other Setoff Party (the "Net Settlement Procedure"). The Net Settlement Procedure shall result in a net amount due from the debtor Setoff Party to the creditor Setoff Party (the "Net Settlement Amount"). The debtor Setoff Party shall pay the Net Settlement Amount to the creditor Setoff Party in accordance with the terms of the applicable services agreement. The Setoff Parties expressly acknowledge that the failure of the Setoff Parties to exercise the right of setoff during any invoicing period shall not be deemed a waiver of that right.
2.3 Taxes, Fees, Etc. Unless Customer provides Provider with a tax exemption certificate acceptable to the relevant governmental taxing authority, Customer agrees to pay applicable federal, state, or local taxes that are by the terms of the relevant statute, regulation, or ordinance imposed on it as the entity receiving Service under this Agreement ("**Charges**"). The prices included in the Price Annex do not include applicable Charges. In no case shall Customer be responsible for: (i) any

charge mandated by any governmental entity on end users for universal service contributions or (ii) any income tax levied on Provider's income, or any real or personal property taxes assessed against Provider or its property, including any gross receipts taxes assessed in lieu of income or property taxes, or any municipal franchise taxes or (iii) unless incorporated in the price quoted by Provider to Customer for a Service, any tax or charge on services obtained by Provider. Notwithstanding anything to the contrary in this
Section, Customer shall be entitled to protest and/or contest by appropriate proceedings any such Charge for which it may be liable under this Agreement.

2.4 Billing Increments. Unless otherwise noted, Provider will calculate the length of each International outbound call.

2.5 Call Detail Records. Upon request, Provider shall make available to Customer its call detail records (**"CDRs"**) on digital electronic media within five (5) business days from the completion of each billing cycle. The CDRs shall be substantially in the form that contains sufficient detail to allow proper rating of the calls, including date, time, duration, origination and destination of the call, and the billed amount.

2.6 Disputed Invoices. If Customer, in good faith, disputes an invoice, Customer must submit in full the undisputed portion of the invoice so long as Customer provides the Provider with written notice of such dispute and a reasonable explanation of the basis for the dispute. Customer and Provider shall attempt to resolve amicably any billing dispute with reasonable promptness as outlined in the EMS Online terms of agreement.

SECTION 3. TERM AND TERMINATION.

3.1 Term of Service. Subject to the other provisions of this Section 3.1, the term of this Agreement shall commence on the Effective Date and shall remain in effect for a period of two (2) years from the Effective Date, and thereafter shall renew for successive one year periods until notice of termination is delivered not later than sixty (60) days prior to the scheduled expiration date of this Agreement, such termination to be effective on such scheduled expiration date; provided that this Section 3.1 is subject in all respects to the provisions of Section 11.6.

3.2 Termination: Discontinuance of Service. Either Party may terminate this Agreement upon the occurrence of any of the following: (i) the other Party's failure to timely pay (after giving effect to applicable cure periods) amounts due hereunder (other than amounts reasonably disputed under Section 2.6 above); (ii) the other Party's violation of any applicable law, rule, regulation, or other legal requirement where such violation has a material adverse affect on the receipt, delivery, or use of the Service or the Party not in default; or (iii) after thirty (30) days' written notice and opportunity to cure, the other Party's breach of a material term or material misrepresentation under this Agreement. Subject to the other terms hereof, if, after the giving of notice and the expiration of any applicable cure period, an event of default remains uncured, a Party may, in addition to any other rights and remedies available to it under this Agreement, at law, or in equity, suspend performance or withhold payments due and owing under this Agreement until the default has been cured.

SECTION 4. WARRANTIES.

4.1 WARRANTY DISCLAIMER. PROVIDER REPRESENTS AND WARRANTS THAT IT WILL PERFORM SERVICES WITH REASONABLE SKILL AND CARE AND IN A WORKMANLIKE MANNER AND WILL USE REASONABLE EFFORTS TO RESTORE SERVICES IN THE CASE OF FAILURE. EXCEPT AS EXPRESSLY PROVIDED HEREIN, PROVIDER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, UNDER THIS AGREEMENT AND SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

4.2 Representations and Warranties. On the Effective Date and on each date that Service is purchased and sold hereunder, each Party represents and warrants to the other Party that:

(i) it is duly organized or registered, as applicable, validly existing and in good standing under the laws of the jurisdiction of its formation;

(ii) it has all authorizations, licenses, approvals, permits, and consents necessary for it to perform its obligations under this Agreement in accordance with the requirements of this Agreement and all applicable legal requirements;

(iii) the execution, delivery and performance of this Agreement are within its powers, have been duly authorized by all necessary action, and do not violate any of its governing documents, any contracts to which it is a party or by which it is bound, or any legal requirement applicable to it; and

(iv) this Agreement and every other document executed and delivered in accordance with this Agreement constitute a legally valid and binding obligation of such Party enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

SECTION 5. PROVIDING SERVICE.

5.1 Service Standards. Provider will endeavor to maintain its overall network quality and to provide a quality of service consistent with prevailing telecommunications common carrier industry standards.

5.2 Customer's Use of Service. Customer shall be deemed to be the carrier of record for its end users.

Customer covenants and agrees that it will not use, and will prohibit its counterparties from using, any Service provided to Customer hereunder for any unlawful purpose, for any use as to which Customer or its end user has not obtained all required government approvals, authorizations, licenses, consents, and permits, or in any unlawful manner. Both Parties shall, during the term of the Agreement, comply with all local, state and federal laws and regulations applicable to this Agreement and its business and that of its end users, including, without limitation, data protection, privacy, do-not-call restrictions, CAN-SPAM, unsolicited faxes, pornography, and acceptable use policies of both Parties and underlying network providers and third parties as applicable.

SECTION 6. LIABILITY.

6.1 LIMITATION OF LIABILITY. THE PARTIES SHALL NOT BE LIABLE TO EACH OTHER FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, RELIANCE OR SPECIAL DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS, ADVANTAGE, SAVINGS OR REVENUES OF ANY KIND, OR INCREASED COST OF OPERATIONS, WHETHER OR NOT EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; THE LIMITATIONS OF LIABILITY SET FORTH IN THIS AGREEMENT SHALL APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, WARRANTY, STRICT LIABILITY, OR NEGLIGENCE (INCLUDING WITHOUT LIMITATION ACTIVE AND PASSIVE NEGLIGENCE), EXCEPT FOR SUCH DAMAGES CAUSED BY SUCH PARTY'S GROSS NEGLIGENCE OR INTENTIONAL ACTION OR INACTION.

SECTION 7. FORCE MAJEURE. Neither Party shall be responsible or liable for any failure of performance hereunder due to a cause beyond its reasonable control (any such cause, an event of "Force Majeure"). The following are examples of events of Force Majeure events excusing performance and are provided for illustration purposes only and are not intended to be exclusive or limiting:

(i) physical and/or weather-related events, e.g., floods, earthquakes, landslides, mudslides, tornadoes, hurricanes, blizzards, lightning, storms, fires, and explosions;

(ii) acts of others, e.g., civil disturbance or disobedience, strikes, lockouts, bankruptcy, liquidation, insolvency, riots, sabotage, acts of the public enemy, invasions, wars, insurrections, and riots; or

(iii) actions taken by a court, regulatory body, or other governmental authority with jurisdiction, e.g., a court order or legislation prohibiting or preventing performance by a Party under this Agreement; action that results in the price at which Services may be made available under this Agreement being fixed or established by any governmental authority.

Force Majeure shall not include the negligence, fraud, or willful misconduct of the Party claiming non-performance as a result of an event of Force Majeure (to the extent of such negligence, fraud, or willful misconduct), economic conditions and/or fluctuations (including any downturn in either Party's business affecting its ability to pay amounts due hereunder), or the failure to pay, for whatever reason, amounts then due and owing in accordance with the requirements of this Agreement. If as a result of Force Majeure, a Party is prevented, wholly or in part, from performing any of its obligations under this Agreement, then the affected obligations of the Party shall be suspended from the inception of and throughout the period in which it is prevented from performing, and the Party shall not be in default hereunder and shall suffer no prejudice for failing to perform such obligations.

SECTION 8. NO THIRD PARTY BENEFICIARIES. Notwithstanding any other provision of this Agreement, this Agreement applies only to Service provided or to be provided by Provider to Customer and, except for third party Indemnified Persons covered by the indemnity provisions hereunder, no person that is not a Party shall be a direct or indirect legal beneficiary of, or have any rights or direct or indirect Claims under, this Agreement.

SECTION 9. INTER-CARRIER AGREEMENT. The Parties agree that this Agreement, to the extent it is subject to FCC regulation at all, is a private interstate inter-carrier agreement which is not subject to the filing requirements of Section 211(a) of the Communications Act of 1934 (47 U.S.C. § 211(a)) as implemented in 47 C.F.R. § 43.51.

SECTION 10. CONFIDENTIALITY AND PUBLICITY.

10.1 Confidentiality. During the term of this Agreement, the Parties shall regard and preserve as confidential and proprietary the terms of this Agreement, and all non-public information they receive or learn from the other Party in performing this Agreement ("**Confidential Information**"); provided, however, that a Party receiving Confidential Information hereunder may disclose Confidential Information (i) to any of the receiving Party's or its affiliates' shareholders, members, partners, directors, officers, employees, agents, contractors, lenders (or potential lenders), and representatives, including legal counsel, financial advisors, and accountants (collectively, "**Representatives**"), who are directly involved in and require access to such information in connection with this Agreement or (ii) to extent (but only to the extent) required by applicable laws, rules (including rules of procedure), regulations, orders, or stock exchange listing agreements or permitted by written authorization of the other Party. In the event the receiving Party is required to disclose Confidential Information under clause (ii) above, the receiving

Party shall give prompt notice of the existence, terms, and circumstances surrounding such requirement to the disclosing Party so that the disclosing Party may seek, at its sole cost and expense, a protective order or other relief in the appropriate forum and/or waive compliance by the receiving Party with the terms of this Agreement. The receiving Party's obligations of confidentiality and restrictions on use will not apply to information that is: (a) known or becomes known to the receiving Party before receipt from the disclosing Party without obligations of confidentiality or restrictions on disclosure binding upon the disclosing Party; (b) generally available or becomes generally available to the public other than through the default, negligence, or unlawful conduct of the receiving Party; (c) obtained by the receiving Party from a source other than the disclosing Party without, to the receiving Party's knowledge, breach of an obligation of confidentiality owed to the disclosing Party; or (d) independently developed by the receiving Party without any use of the disclosing Party's Confidential Information. A Party receiving Confidential Information agrees to use the Confidential Information only in direct furtherance of the purposes of this Agreement. No rights or licenses to trade or service marks, inventions, copyrights, patents or other intellectual property rights are implied or granted under this Agreement. Each Party shall be liable for any unauthorized disclosure or use of the other Party's Confidential Information by any of its Representatives. All Confidential Information shall remain the property of the disclosing Party and such Confidential Information (and all copies thereof) shall be returned to the disclosing Party upon request. If the Parties have executed a mutual nondisclosure agreement between them ("**NDA**"), and to the extent that the terms of this Section 10 and the NDA conflict, then the terms of the NDA shall govern.

10.2 Publicity and Use of Name and Marks. Neither Party shall have the right to use the other Party's or its affiliates' brand name, patents, trademarks, service marks, trade or brand names, or other intellectual property, or to otherwise refer to the other Party in any marketing, promotional or advertising materials or activities without such Party's consent. Neither Party shall issue any publication, announcement, or press release relating to any business or contractual relationship between the Parties, except as may be required by law or agreed between the Parties.

SECTION 11. MISCELLANEOUS.

11.1 Relationship. Nothing in this Agreement shall be deemed to create any relationship between Customer and Provider other than that of independent contractors contracting with each other solely for the purpose of carrying out the provisions of this Agreement. Neither Party shall be deemed or construed, by virtue of this Agreement, its performance hereunder, or otherwise, to be the agent, employee, representative, partner, or joint venturer of the other. Neither Party is authorized, by virtue of this Agreement, to enter into contracts for or on behalf of or otherwise represent the other Party for any purpose whatsoever without the prior written consent of the other Party.

11.2 Provider Indemnity. Subject to the other terms of this Agreement, Provider hereby agrees to indemnify, defend, and hold harmless Customer, its affiliates, and their respective shareholders, partners, members, managers, directors, officers, employees, representatives, and agents and each of their successors and assigns (collectively, "**Indemnified Persons**") from and against any and all demands, claims, suits, actions, causes of action, proceedings, or investigations (collectively, "**Claims**") made or threatened against an Indemnified Person, and any and all judgments, damages, awards, fines, penalties, liabilities, costs, and expenses, including interest and legal fees and disbursements ("**Losses**"), imposed upon or incurred by the Indemnified Person, directly or indirectly, as a result of or in connection with (i) the negligence or willful misconduct of Provider, its employees, agents, or Representatives in connection with this Agreement; or (ii) any violation of this Agreement or applicable law, legal requirement, or governmental regulation in connection with this Agreement; or (iii) any representation or warranty made by Provider in connection with this Agreement that is false or misleading in any material respect when made or when deemed made or repeated. In addition, Provider shall defend, indemnify, and hold harmless all of the Indemnified Persons from and against any Claims of whatever nature by third parties against any of the Indemnified Persons with respect to or in connection with products or services sold, provided, or offered by Provider and/or, to the extent applicable, any act or omission of any person or entity to which Provider sells or transfers any Service or any portion of a Service, and any Losses incurred by Customer in connection with such Claims.

11.3 Attorneys' Fees. If a Party brings suit or engages an attorney to enforce any of the terms of this Agreement, including the right to receive payment hereunder, the prevailing Party may be entitled to recover, in addition to any other remedy available to it, full reimbursement of its reasonable attorneys' fees, court costs, and other related costs and expenses it reasonably incurred in connection therewith.

11.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party shall assign nor transfer its rights or obligations under this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that either Party may assign this Agreement without the other Party's consent (i) to any parent company, subsidiary, or other affiliate of such Party that is at least as creditworthy as the assignor and who has at least the same capacity to provide Services hereunder as the assigning Party acting as "Provider" had immediately prior to such assignment, or (ii) to any successor to all or substantially all of such Party's business, whether by merger, reorganization, consolidation, or otherwise.

11.5 Notices. Except as otherwise expressly provided herein, all notices, demands, requests, or other communications to be given by any Party shall be in writing and mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by hand delivery or by facsimile or email to the business address which appears under each Party's signature line of this Agreement. Each Party may designate by reasonable advance notice in writing a new person and/or address to which any notice, demand, request or communication may thereafter be so given, served, or sent. Each notice, demand, request, or communication which shall be mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given (i) on the third business day from and after deposit in the U.S. mail if sent via first-class, registered or certified mail, return receipt requested, postage prepaid, (ii) upon delivery, if delivered by hand, and (iii) upon confirmation of receipt if sent by facsimile or email.

11.6 Survival. The provisions of this Agreement that by their nature survive the applicable Service Term of this Agreement (e.g., indemnities, liabilities incurred upon or prior to termination, including payment obligations, limitations on liabilities, waivers, notice provisions) shall survive the expiration or termination of this Agreement.

11.7 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior oral or written agreements, commitments, or understandings with respect to the matters provided for herein. Except as provided in Section 1.1, the terms of this Agreement may be waived, modified, or amended only by an instrument in writing executed by both Parties.

11.8 Severability. If any portion of this Agreement shall be invalid or unenforceable under applicable legal requirements, this Agreement shall be ineffective only to the extent of such invalidity, without in any way affecting the remaining portions of this Agreement, and the Parties hereby agree to negotiate in good faith with respect to any such invalid or unenforceable part to the extent necessary to render such part valid and enforceable.

11.9 Governing Law. This Agreement, the rights and obligations of the Parties, and any claims relating thereto, shall be governed by and construed in accordance with the laws of Texas (without reference to choice of law rules thereof). Customer and Provider (i) irrevocably submit to the jurisdiction of the courts in Texas, for any claim or dispute arising out of or related to this Agreement, (ii) irrevocably agree that venue for any such claim or dispute shall reside exclusively in Dallas County, Texas, and (iii) irrevocably waive, to the maximum extent permitted by applicable law, any defense of an inconvenient forum to the maintenance of any such claim or action or proceeding.

11.10 Further Assurances. In connection with this Agreement, the Parties agree to execute, each at their sole cost and expense, such additional documents and papers, and to perform and do such additional acts, as may be necessary and proper to effectuate and carry out all of the provisions of this Agreement. Without limiting the foregoing, if reporting obligations or requirements are imposed upon Provider by any third party or regulatory agency in connection with the use of the Services by Customer or its end-users, Customer agrees to assist Provider in complying with such obligations and requirements as reasonably required by Provider.

11.11 Counterparts. This Agreement may be executed in any number of counterparts, and each executed counterpart shall have the same force and effect as an original instrument.

11.12 Interpretation and Definitions. The following principles of interpretation shall apply to this Agreement: (i) the headings and captions herein are inserted for convenience only and shall not be construed in considering intent; (ii) the words "hereof," "herein," "hereunder," and words of similar import shall refer to this Agreement as a whole and not to any particular provision thereof (iii) when used herein, the words "include" and "including" shall be construed as "include, without limitation" and "including, without limitation"; and (iv) all factual agreements, promises, representations and warranties made herein shall be deemed to have been relied on by the Parties in entering into this Agreement. The term "affiliate" means any entity that, directly or indirectly, controls, or is controlled by or under common control with, another entity. For the purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), as used with respect to any person, means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or by contract or otherwise. Unless the context otherwise requires, all initially capitalized terms shall have the respective meanings given to them in this Agreement.

11.13 Adjustment and Adjudication of Disputes. If any controversy regarding this Agreement between Customer and Customer arises that cannot be agreed on, the Parties to this Agreement agree to binding arbitration under the commercial arbitration rules of the American Arbitration Association using a single arbitrator, and this arbitrator may award attorneys and paralegal fees, expert fees and costs to the prevailing Party.

11.14 Acknowledgment and Waiver of Jury Trial. EACH OF THE PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES (i) THAT IT HAS A DUTY TO READ THIS AGREEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (ii) THAT IT HAS IN FACT READ THIS AGREEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS AGREEMENT. EACH PARTY FURTHER AGREES THAT IT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS AGREEMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT "CONSPICUOUS". IN ADDITION, EACH PARTY ACKNOWLEDGES AND AGREES THAT NO CONSIDERATION SHALL BE GIVEN TO THE FACT OR PRESUMPTION THAT ONE PARTY HAD A GREATER OR LESSER ROLE IN THE DRAFTING OF THIS AGREEMENT, OR ANY PORTION THEREOF, AND THAT EXAMPLES SHALL NOT BE CONSTRUED TO LIMIT, EXPRESSLY OR BY IMPLICATION, THE MATTER THEY ILLUSTRATE. EACH PARTY TO THIS AGREEMENT WAIVES, TO THE MAXIMUM EXTENT PERMISSIBLE, ANY RIGHT TO A JURY

EMS CARRRIER SERVICE AGREEMENT

1.1 Transaction. This Agreement sets forth terms and conditions that govern the agreement between the Parties for the termination of interstate or international wholesale voice telecommunications services ("**Service**" or "**Services**"). This Agreement, together with attached annexes, exhibits, and addenda, shall form a single integrated agreement between the Parties ("**Agreement**"). The Parties acknowledge and agree that good and valuable consideration has been exchanged in support of this Agreement.

1.2 Credit Approval. Provider and Customer shall agree in writing on the amount, form, and other terms of security required to provide Service hereunder as described in Exhibit A, and Customer shall furnish to Provider the security, if any, in accordance with such terms. Initial and continued delivery of Service hereunder is subject in all respects to the determination by Provider, in its sole discretion, that Customer meets Provider's creditworthiness requirements. Provider reserves the right at any time, upon not less than ten (10) business days' notice to Customer, to withdraw credit approval for Customer, limit the amount of credit Provider may make available to Customer, and/or change the security requirements applicable to Customer from time to time hereunder in Provider's sole discretion.

1.3 Interconnection. The Parties may be required to interconnect their respective switches and other equipment in order for Customer to obtain Service hereunder. Provider shall provide Customer with a letter of agency, circuit facility assignment or other written authorization, in form and substance reasonably satisfactory to Customer, as required for Customer to connect to the Provider's switches and other equipment. Unless otherwise agreed by the Parties, Customer shall be responsible for the costs, expenses and liabilities associated with the planning, installation, connection, operation, use, maintenance, or repair of Customer's switches and equipment connected to Provider's switches and other equipment.

SECTION 2. BILLING AND PAYMENT.

2.1 Rates. Unless the Parties agree otherwise in writing, and subject to the terms and conditions of this Agreement, the prices for Services provided by Provider to Customer will be as set forth in the Project Terms. The applicable rates for Services provided hereunder are inclusive of any cost, charge, or liability legally imposed on Customer's traffic by any local exchange carrier or other downstream provider to which Provider may cause the traffic to be routed or upstream provider from which the traffic is originated. It shall be Provider's responsibility to make the necessary arrangements and pay such costs imposed by such third party providers. With respect to any Services which are handed off to other carriers for termination or transport, Provider shall provide to said carriers all calling party number (CPN) information and all automatic number information (ANI) which Customer provides to Provider. Provider shall be solely responsible for payment of all direct and indirect local access charges.

2.2 Payment of Invoices.

2.2.1 Provider shall invoice Customer for the entire amount due. Each invoice shall specify the Services provided and amount(s) owed by Customer under this Agreement and contain sufficient billing and descriptive information to enable Customer to determine the accuracy of the statement and the charges thereon. Customer may pay amounts due by wire transfer to Provider's account listed in Exhibit B or by bank check. If the invoice due date falls on a federal banking holiday, payment shall be deemed due on the next business day. Provider reserves the right to impose a late payment charge on charges not paid on or before the invoice due date at a rate of one and one-half percent (1.5%) per annum, or the maximum lawful rate permitted under applicable law, whichever is lower, from the day after the invoice due date through the date payment is made. Provider shall be entitled to suspend or terminate, in whole or in part, any or all Service hereunder if any payments are not paid by close of business on the invoice due date, or if Customer fails to pay any additional fees related to dispute resolution, facilities expenses or any other fees due under this agreement. All payments shall be made in United States dollars.

2.2.2 Notwithstanding anything contained herein or in any other agreement between the Parties and their respective subsidiaries, parents and/or affiliates ("Setoff Parties"), the Setoff Parties agree and acknowledge that they have the right to setoff the amounts owed by one Setoff Party to the other for wholesale telecommunications services provided, whether under this Agreement or any other agreement between the Setoff Parties where one Setoff Party is providing wholesale telecommunications services to the other, as provided in this Section. The setoff shall accrue on a daily basis and shall be reconciled in a net settlement in accordance with the applicable invoicing period. Net settlement of invoices shall occur, such that the undisputed balance due from one Setoff Party shall be offset by the undisputed balance due from the other Setoff Party (the "Net Settlement Procedure"). The Net Settlement Procedure shall result in a net amount due from the debtor Setoff Party to the creditor Setoff Party (the "Net Settlement Amount"). The debtor Setoff Party shall pay the Net Settlement Amount to the creditor Setoff Party in accordance with the terms of the applicable services agreement. The Setoff Parties expressly acknowledge that the failure of the Setoff Parties to exercise the right of setoff during any invoicing period shall not be deemed a waiver of that right.

2.3 Taxes, Fees, Etc. Unless Customer provides Provider with a tax exemption certificate acceptable to the relevant governmental taxing authority, Customer agrees to pay applicable federal, state, or local taxes that are by the terms of the relevant statute, regulation, or ordinance imposed on it as the entity receiving Service under this Agreement ("**Charges**"). The prices included in the Price Annex do not include applicable Charges. In no case shall Customer be responsible for: (i) any charge mandated by any governmental entity on end users for universal service contributions or (ii) any income tax levied on

Provider's income, or any real or personal property taxes assessed against Provider or its property, including any gross receipts taxes assessed in lieu of income or property taxes, or any municipal franchise taxes or (iii) unless incorporated in the price quoted by Provider to Customer for a Service, any tax or charge on services obtained by Provider. Notwithstanding anything to the contrary in this Section, Customer shall be entitled to protest and/or contest by appropriate proceedings any such Charge for which
it may be liable under this Agreement.

2.4 Billing Increments. Unless otherwise noted, Provider will calculate the length of each International outbound call.

2.5 Call Detail Records. Upon request, Provider shall make available to Customer its call detail records (**"CDRs"**) on digital electronic media within five (5) business days from the completion of each billing cycle. The CDRs shall be substantially in the form that contains sufficient detail to allow proper rating of the calls, including date, time, duration, origination and destination of the call, and the billed amount.

2.6 Disputed Invoices. If Customer, in good faith, disputes an invoice, Customer must submit in full the undisputed portion of the invoice so long as Customer provides the Provider with written notice of such dispute and a reasonable explanation of the basis for the dispute. Customer and Provider shall attempt to resolve amicably any billing dispute with reasonable promptness as outlined in the EMS Online terms of agreement.

SECTION 3. TERM AND TERMINATION.

3.1 Term of Service. Subject to the other provisions of this Section 3.1, the term of this Agreement shall commence on the Effective Date and shall remain in effect for a period of two (2) years from the Effective Date, and thereafter shall renew for successive one year periods until notice of termination is delivered not later than sixty (60) days prior to the scheduled expiration date of this Agreement, such termination to be effective on such scheduled expiration date; provided that this Section 3.1 is subject in all respects to the provisions of Section 11.6.

3.2 Termination: Discontinuance of Service. Either Party may terminate this Agreement upon the occurrence of any of the following: (i) the other Party's failure to timely pay (after giving effect to applicable cure periods) amounts due hereunder (other than amounts reasonably disputed under Section 2.6 above); (ii) the other Party's violation of any applicable law, rule, regulation, or other legal requirement where such violation has a material adverse affect on the receipt, delivery, or use of the Service or the Party not in default; or (iii) after thirty (30) days' written notice and opportunity to cure, the other Party's breach of a material term or material misrepresentation under this Agreement. Subject to the other terms hereof, if, after the giving of notice and the expiration of any applicable cure period, an event of default remains uncured, a Party may, in addition to any other rights and remedies available to it under this Agreement, at law, or in equity, suspend performance or withhold payments due and owing under this Agreement until the default has been cured.

SECTION 4. WARRANTIES.

4.1 WARRANTY DISCLAIMER. PROVIDER REPRESENTS AND WARRANTS THAT IT WILL PERFORM SERVICES WITH REASONABLE SKILL AND CARE AND IN A WORKMANLIKE MANNER AND WILL USE REASONABLE EFFORTS TO RESTORE SERVICES IN THE CASE OF FAILURE. EXCEPT AS EXPRESSLY PROVIDED HEREIN, PROVIDER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, UNDER THIS AGREEMENT AND SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

4.2 Representations and Warranties. On the Effective Date and on each date that Service is purchased and sold hereunder, each Party represents and warrants to the other Party that:

(i) it is duly organized or registered, as applicable, validly existing and in good standing under the laws of the jurisdiction of its formation;

(ii) it has all authorizations, licenses, approvals, permits, and consents necessary for it to perform its obligations under this Agreement in accordance with the requirements of this Agreement and all applicable legal requirements;

(iii) the execution, delivery and performance of this Agreement are within its powers, have been duly authorized by all necessary action, and do not violate any of its governing documents, any contracts to which it is a party or by which it is bound, or any legal requirement applicable to it; and

(iv) this Agreement and every other document executed and delivered in accordance with this Agreement constitute a legally valid and binding obligation of such Party enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

SECTION 5. PROVIDING SERVICE.

5.1 Service Standards. Provider will endeavor to maintain its overall network quality and to provide a quality of service consistent with prevailing telecommunications common carrier industry standards.

5.2 Customer's Use of Service. Customer shall be deemed to be the carrier of record for its end users. Customer covenants and agrees that it will not use, and will prohibit its counterparties from using, any Service provided to Customer hereunder for any unlawful purpose, for any use as to which Customer or its end user has not obtained all required government approvals, authorizations, licenses, consents, and permits, or in any unlawful manner. Both Parties shall, during the term of the Agreement, comply with all local, state and federal laws and regulations applicable to this Agreement and its business and that of its end users, including, without limitation, data protection, privacy, do-not-call restrictions, CAN-SPAM, unsolicited faxes, pornography, and acceptable use policies of both Parties and underlying network providers and third parties as applicable.

SECTION 6. LIABILITY.

6.1 LIMITATION OF LIABILITY. THE PARTIES SHALL NOT BE LIABLE TO EACH OTHER FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, RELIANCE OR SPECIAL DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS, ADVANTAGE, SAVINGS OR REVENUES OF ANY KIND, OR INCREASED COST OF OPERATIONS, WHETHER OR NOT EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; THE LIMITATIONS OF LIABILITY SET FORTH IN THIS AGREEMENT SHALL APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, WARRANTY, STRICT LIABILITY, OR NEGLIGENCE (INCLUDING WITHOUT LIMITATION ACTIVE AND PASSIVE NEGLIGENCE), EXCEPT FOR SUCH DAMAGES CAUSED BY SUCH PARTY'S GROSS NEGLIGENCE OR INTENTIONAL ACTION OR INACTION.

SECTION 7. FORCE MAJEURE. Neither Party shall be responsible or liable for any failure of performance hereunder due to a cause beyond its reasonable control (any such cause, an event of "Force Majeure"). The following are examples of events of Force Majeure events excusing performance and are provided for illustration purposes only and are not intended to be exclusive or limiting:

(i) physical and/or weather-related events, e.g., floods, earthquakes, landslides, mudslides, tornadoes, hurricanes, blizzards, lightning, storms, fires, and explosions;

(ii) acts of others, e.g., civil disturbance or disobedience, strikes, lockouts, bankruptcy, liquidation, insolvency, riots, sabotage, acts of the public enemy, invasions, wars, insurrections, and riots; or

(iii) actions taken by a court, regulatory body, or other governmental authority with jurisdiction, e.g., a court order or legislation prohibiting or preventing performance by a Party under this Agreement; action that results in the price at which Services may be made available under this Agreement being fixed or established by any governmental authority.

Force Majeure shall not include the negligence, fraud, or willful misconduct of the Party claiming non-performance as a result of an event of Force Majeure (to the extent of such negligence, fraud, or willful misconduct), economic conditions and/or fluctuations (including any downturn in either Party's business affecting its ability to pay amounts due hereunder), or the failure to pay, for whatever reason, amounts then due and owing in accordance with the requirements of this Agreement. If as a result of Force Majeure, a Party is prevented, wholly or in part, from performing any of its obligations under this Agreement, then the affected obligations of the Party shall be suspended from the inception of and throughout the period in which it is prevented from performing, and the Party shall not be in default hereunder and shall suffer no prejudice for failing to perform such obligations.

SECTION 8. NO THIRD PARTY BENEFICIARIES. Notwithstanding any other provision of this Agreement, this Agreement applies only to Service provided or to be provided by Provider to Customer and, except for third party Indemnified Persons covered by the indemnity provisions hereunder, no person that is not a Party shall be a direct or indirect legal beneficiary of, or have any rights or direct or indirect Claims under, this Agreement.

SECTION 9. INTER-CARRIER AGREEMENT. The Parties agree that this Agreement, to the extent it is subject to FCC regulation at all, is a private interstate inter-carrier agreement which is not subject to the filing requirements of Section 211(a) of the Communications Act of 1934 (47 U.S.C. § 211(a)) as implemented in 47 C.F.R. § 43.51.

SECTION 10. CONFIDENTIALITY AND PUBLICITY.

10.1 Confidentiality. During the term of this Agreement, the Parties shall regard and preserve as confidential and proprietary the terms of this Agreement, and all non-public information they receive or learn from the other Party in performing this Agreement ("**Confidential Information**"); provided, however, that a Party receiving Confidential Information hereunder may disclose Confidential Information (i) to any of the receiving Party's or its affiliates' shareholders, members, partners, directors, officers, employees, agents, contractors, lenders (or potential lenders), and representatives, including legal counsel, financial advisors, and accountants (collectively, "**Representatives**"), who are directly involved in and require access to such information in connection with this Agreement or

(ii) to extent (but only to the extent) required by applicable laws, rules (including rules of procedure), regulations, orders, or stock exchange listing agreements or permitted by written authorization of the other Party. In the event the receiving Party is required to disclose Confidential Information under clause (ii) above, the receiving Party shall give prompt notice of the existence, terms, and circumstances surrounding such requirement to the disclosing Party so that the disclosing Party may seek, at its sole cost and expense, a protective order or other relief in the appropriate forum and/or waive compliance by the receiving Party with the terms of this Agreement. The receiving Party's obligations of confidentiality and restrictions on use will not apply to information that is:

(a) known or becomes known to the receiving Party before receipt from the disclosing Party without obligations of confidentiality or restrictions on disclosure binding upon the disclosing Party; (b) generally available or becomes generally available to the public other than through the default, negligence, or unlawful conduct of the receiving Party; (c) obtained by the receiving Party from a source other than the disclosing Party without, to the receiving Party's knowledge, breach of an obligation of confidentiality owed to the disclosing Party; or (d) independently developed by the receiving Party without any use of the disclosing Party's Confidential Information. A Party receiving Confidential Information agrees to use the Confidential Information only in direct furtherance of the purposes of this Agreement. No rights or licenses to trade or service marks, inventions, copyrights, patents or other intellectual property rights are implied or granted under this Agreement. Each Party shall be liable for any unauthorized disclosure or use of the other Party's Confidential Information by any of its Representatives. All Confidential Information shall remain the property of the disclosing Party and such Confidential Information (and all copies thereof) shall be returned to the disclosing Party upon request. If the Parties have executed a mutual nondisclosure agreement between them ("**NDA**"), and to the extent that the terms of this Section 10 and the NDA conflict, then the terms of the NDA shall govern.

10.2 Publicity and Use of Name and Marks. Neither Party shall have the right to use the other Party's or its affiliates' brand name, patents, trademarks, service marks, trade or brand names, or other intellectual property, or to otherwise refer to the other Party in any marketing, promotional or advertising materials or activities without such Party's consent. Neither Party shall issue any publication, announcement, or press release relating to any business or contractual relationship between the Parties, except as may be required by law or agreed between the Parties.

SECTION 11. MISCELLANEOUS.

11.1 Relationship. Nothing in this Agreement shall be deemed to create any relationship between Customer and Provider other than that of independent contractors contracting with each other solely for the purpose of carrying out the provisions of this Agreement. Neither Party shall be deemed or construed, by virtue of this Agreement, its performance hereunder, or otherwise, to be the agent, employee, representative, partner, or joint venturer of the other. Neither Party is authorized, by virtue of this Agreement, to enter into contracts for or on behalf of or otherwise represent the other Party for any purpose whatsoever without the prior written consent of the other Party.

11.2 Provider Indemnity. Subject to the other terms of this Agreement, Provider hereby agrees to indemnify, defend, and hold harmless Customer, its affiliates, and their respective shareholders, partners, members, managers, directors, officers, employees, representatives, and agents and each of their successors and assigns (collectively, "**Indemnified Persons**") from and against any and all demands, claims, suits, actions, causes of action, proceedings, or investigations (collectively, "**Claims**") made or threatened against an Indemnified Person, and any and all judgments, damages, awards, fines, penalties, liabilities, costs, and expenses, including interest and legal fees and disbursements ("**Losses**"), imposed upon or incurred by the Indemnified Person, directly or indirectly, as a result of or in connection with (i) the negligence or willful misconduct of Provider, its employees, agents, or Representatives in connection with this Agreement; or (ii) any violation of this Agreement or applicable law, legal requirement, or governmental regulation in connection with this Agreement; or (iii) any representation or warranty made by Provider in connection with this Agreement that is false or misleading in any material respect when made or when deemed made or repeated. In addition, Provider shall defend, indemnify, and hold harmless all of the Indemnified Persons from and against any Claims of whatever nature by third parties against any of the Indemnified Persons with respect to or in connection with products or services sold, provided, or offered by Provider and/or, to the extent applicable, any act or omission of any person or entity to which Provider sells or transfers any Service or any portion of a Service, and any Losses incurred by Customer in connection with such Claims.

11.3 Attorneys' Fees. If a Party brings suit or engages an attorney to enforce any of the terms of this Agreement, including the right to receive payment hereunder, the prevailing Party may be entitled to recover, in addition to any other remedy available to it, full reimbursement of its reasonable attorneys' fees, court costs, and other related costs and expenses it reasonably incurred in connection therewith.

11.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party shall assign nor transfer its rights or obligations under this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that either Party may assign this Agreement without the other Party's consent (i) to any parent company, subsidiary, or other affiliate of such Party that is at least as creditworthy as the assignor and who has at least the same capacity to provide Services hereunder as the assigning Party acting as "Provider" had immediately prior to such assignment, or (ii) to any successor to all or substantially all of such Party's business, whether by merger, reorganization, consolidation, or otherwise.

11.5 Notices. Except as otherwise expressly provided herein, all notices, demands, requests, or other communications to be given by any Party shall be in writing and mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by hand delivery or by facsimile or email to the business address which appears under each Party's signature line of this Agreement. Each Party may designate by reasonable advance notice in writing a new person and/or address to which any notice, demand, request or communication may thereafter be so given, served, or sent. Each notice, demand, request, or communication which shall be mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given (i) on the third business day from and after deposit in the U.S. mail if sent via first-class, registered or certified mail, return receipt requested, postage prepaid, (ii) upon delivery, if delivered by hand, and (iii) upon confirmation of receipt if sent by facsimile or email.

11.6 Survival. The provisions of this Agreement that by their nature survive the applicable Service Term of this Agreement (e.g., indemnities, liabilities incurred upon or prior to termination, including payment obligations, limitations on liabilities, waivers, notice provisions) shall survive the expiration or termination of this Agreement.

11.7 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior oral or written agreements, commitments, or understandings with respect to the matters provided for herein. Except as provided in Section 1.1, the terms of this Agreement may be waived, modified, or amended only by an instrument in writing executed by both Parties.

11.8 Severability. If any portion of this Agreement shall be invalid or unenforceable under applicable legal requirements, this Agreement shall be ineffective only to the extent of such invalidity, without in any way affecting the remaining portions of this Agreement, and the Parties hereby agree to negotiate in good faith with respect to any such invalid or unenforceable part to the extent necessary to render such part valid and enforceable.

11.9 Governing Law. This Agreement, the rights and obligations of the Parties, and any claims relating thereto, shall be governed by and construed in accordance with the laws of Texas (without reference to choice of law rules thereof). Customer and Provider (i) irrevocably submit to the jurisdiction of the courts in Texas, for any claim or dispute arising out of or related to this Agreement, (ii) irrevocably agree that venue for any such claim or dispute shall reside exclusively in Dallas County, Texas, and (iii) irrevocably waive, to the maximum extent permitted by applicable law, any defense of an inconvenient forum to the maintenance of any such claim or action or proceeding.

11.10 Further Assurances. In connection with this Agreement, the Parties agree to execute, each at their sole cost and expense, such additional documents and papers, and to perform and do such additional acts, as may be necessary and proper to effectuate and carry out all of the provisions of this Agreement. Without limiting the foregoing, if reporting obligations or requirements are imposed upon Provider by any third party or regulatory agency in connection with the use of the Services by Customer or its end-users, Customer agrees to assist Provider in complying with such obligations and requirements as reasonably required by Provider.

11.11 Counterparts. This Agreement may be executed in any number of counterparts, and each executed counterpart shall have the same force and effect as an original instrument.

11.12 Interpretation and Definitions. The following principles of interpretation shall apply to this Agreement: (i) the headings and captions herein are inserted for convenience only and shall not be construed in considering intent; (ii) the words "hereof," "herein," "hereunder," and words of similar import shall refer to this Agreement as a whole and not to any particular provision thereof (iii) when used herein, the words "include" and "including" shall be construed as "include, without limitation" and "including, without limitation"; and (iv) all factual agreements, promises, representations and warranties made herein shall be deemed to have been relied on by the Parties in entering into this Agreement. The term "affiliate" means any entity that, directly or indirectly, controls, or is controlled by or under common control with, another entity. For the purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), as used with respect to any person, means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or by contract or otherwise. Unless the context otherwise requires, all initially capitalized terms shall have the respective meanings given to them in this Agreement.

11.13 Adjustment and Adjudication of Disputes. If any controversy regarding this Agreement between Customer and Customer arises that cannot be agreed on, the Parties to this Agreement agree to binding arbitration under the commercial arbitration rules of the American Arbitration Association using a single arbitrator, and this arbitrator may award attorneys and paralegal fees, expert fees and costs to the prevailing Party.

11.14 Acknowledgment and Waiver of Jury Trial. EACH OF THE PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES (i) THAT IT HAS A DUTY TO READ THIS AGREEMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, AND (ii) THAT IT HAS IN FACT READ THIS AGREEMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS AGREEMENT.

EACH PARTY FURTHER AGREES THAT IT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS AGREEMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISIONS OR THAT SUCH PROVISIONS ARE NOT "CONSPICUOUS". IN ADDITION, EACH PARTY ACKNOWLEDGES AND AGREES THAT NO CONSIDERATION SHALL BE GIVEN TO THE FACT OR PRESUMPTION THAT ONE PARTY HAD A GREATER OR LESSER ROLE IN THE DRAFTING OF THIS AGREEMENT, OR ANY PORTION THEREOF, AND THAT EXAMPLES SHALL NOT BE CONSTRUED TO LIMIT, EXPRESSLY OR BY IMPLICATION, THE MATTER THEY ILLUSTRATE. EACH PARTY TO THIS AGREEMENT WAIVES, TO THE MAXIMUM EXTENT PERMISSIBLE, ANY RIGHT TO A JURY TRIAL IN ANY FORUM IN WHICH A DISPUTE UNDER THIS AGREEMENT MAY BE BROUGHTTRIAL IN ANY FORUM IN WHICH A DISPUTE UNDER THIS AGREEMENT MAY BE BROUGHT

EMS Online-EMS Financial Services

Terms of Agreement

WHEREAS, Supplier is in the business of providing telecommunications services and;

WHEREAS, Customer desires to purchase telecommunications services from Supplier and Supplier desires to provide such telecommunications services, in accordance with the terms and provisions set forth in their collective services agreements;

WHEREAS, Carrier is in the business of providing telecommunications network and facility;

WHEREAS, Disbursement Manager has set up a dedicated bank account solely used to accept prepayment funds and to make disbursements payments from said account as provided herein and;

WHEREAS, Supplier, Customer and Carrier wish to employ Disbursement Manager to facilitate the establishment and management of a fiduciary depository account for prepayment funds and to make disbursement payments as directed by the "Parties" pursuant to their Carrier or Service Agreements (CSA) entered into by and between Customer, Carrier, and Supplier, a copy of which must be provided to the "Disbursement Manager" and is made a part hereof;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the "parties" hereto agree as follows:

ITEM 1 **Service**. Disbursement Manager will provide to Supplier, Customer, and Carrier the management services as hereinafter set forth.

ITEM 2 **Exhibits**. In the event of a conflict between the provisions of any Exhibit attached hereto and the provisions of the body of this Agreement, the provisions of such Exhibit shall control and prevail.

ITEM 3 **Term**. The term of this Agreement shall commence on the Effective Date and expire upon closure of the fiduciary depository account supporting this project.

ITEM 4 **Invoices and Payments for Usage**.

a. **Invoice Payments.** Invoice payments will be made as directed in the Supplier's CSA, and is the prevailing instruction for payment. Invoice payments will be made from the Disbursement Account supporting this project. Deposits to the Disbursement Account shall be paid in current funds by Customer in the form of a bank-wire transfer. Disbursement Manager shall have no obligation under this Agreement unless and until the Deposit/s is delivered to the Disbursement Account.

b. **Invoices and Customer Payment**. A copy of each invoice shall be delivered to the Disbursement Manager for each billing cycle. Such invoice may contain any appropriate debits or credits to previous invoices. A traffic report for the billing cycle will accompany the invoice. Such invoice will be transmitted to the customer as directed by the Carrier CSA. The customer shall wire the payment into the Disbursement Account in the form of a bankwire transfer.

c. **Delivery of Invoices**. The invoice shall be created and delivered through the EMS Online, Project Management portal. The portal address is: www.emsfinancialservices.com

d. **Payment to Supplier & Carrier.** Disbursement Manager shall pay and satisfy each invoice from and out of the Disbursement Account. All such payments by the Disbursement Manager from and out of the Disbursement Account shall be in the form of bank-wire transfers. Payments will be made as directed by the CSA, prevailing payment agreement, and bank wire information provided by the Supplier & Carrier.

e. **Disbursement of Margin Commissions.** In the event additional parties hereby referred to as "Agents" are participants in this project, a Memorandum of Understanding "Directive for Disbursement of Margin Commissions" is hereby attached and made part of this "agreement". Margin Commissions are the funds available after the payment of each

"Carrier" invoice and Management Fee. Each "Agent" will be paid in accordance with the MOU, prepared by each "Agent" and presented to the Disbursement Manager. All collective "Agent" disbursement percentages must total 100%.

ITEM 5 **Security/Pre-Payment.** The necessary Security as determined by the carrier and supplier shall be delivered to the Disbursement Account in the form of a wire transfer. The Customer hereby grants "Disbursement Manager" the authority to hold such security on behalf of the project. It is understood and agreed that the Security will be delivered to the Disbursement Account and managed on the project's behalf by "Disbursement Manager" in order to ensure all party's full, complete and timely performance of all the terms, covenants, and agreements of the parties. The Security shall be held as security for the payment of all of the amounts due the Supplier & Carrier. The Security may be used to satisfy any amount due. In the event Customer fails to deliver to the Disbursement account or "Disbursement Manager" any amount due within the prescribed time period, notification will be immediately sent to all parties. If funds are not available from the Disbursement Account to satisfy the invoice, the Disbursement Manager is hereby directed to call upon the Security being held on the Carrier's behalf, to satisfy the invoice amount due.

ITEM 6 **Wiring Instructions**. Unless otherwise directed by the Disbursement Manager, all wire transfers shall be made in accordance with written instructions from the Supplier, Customer and Carrier.

ITEM 7 **Obligation of Disbursement Manager.**

a. **Powers.** All parties hereby authorize and direct Disbursement Manager to receive, hold, use, pay and apply the Usage Deposit and/or Security in accordance with the provisions of their Agreement.

b. **Limitations.** There are no implied duties or obligations to be performed by Disbursement Manager. Nothing herein contained shall be deemed to obligate the Disbursement Manager to hold, deliver, pay or transfer any monies hereunder unless the same have first been received by it pursuant to the provisions of this Agreement. The Disbursement Manager may act in reliance upon any writing, instrument, notice, instruction, e-mail transmission, telefax transmission or document (collectively, "Document") which it believes, in its sole opinion, to be genuine, may assume the validity, substance, completeness and accuracy of any document required to be delivered to it, or which is delivered to it, as a prerequisite to its disbursement of the Usage Deposit (or any portion thereof), and may assume that any person purporting to give any document in connection with the provisions hereof has been duly authorized to do so. Disbursement Manager shall have no duty or responsibility to determine that the Service (or any portion thereof) has been performed prior to the disbursement of the Usage Deposit (or any portion thereof), nor shall it have any duty, responsibility or liability in connection with the provision of the Service. Disbursement Manager shall not be bound or in any way affected by any amendment or modification of this Agreement unless same is delivered to it in writing, and signed by Supplier and Customer. Supplier and Customer hereby agree to indemnify the Disbursement Manager and hold it harmless for any and all claims, liabilities, losses, actions, suits or proceedings, or any other expenses, fees or charges of any kind, which it may incur or with which it may be threatened by reason of its acting as Disbursement Manager under this Agreement.

c. **Standard of Care.** The Disbursement Manager will not be liable for any act or omission done in good faith, or for any claim, demand, loss or damage made or suffered by any party to this Agreement, excepting as may arise through or be caused by the Disbursement Manager's misconduct or gross negligence.

d. **Errors and Omissions.** In the event any of the documents evidencing this Agreement misstate or inaccurately reflect the true and correct terms and provisions of this Agreement and said misstatement or inaccuracy is due to unilateral mistake on the part of Disbursement Manager, mutual mistake on the part of the undersigned, or clerical error, then in such event the undersigned shall upon request by Disbursement Manager and in order to correct such misstatement or inaccuracy, execute such new documents as Disbursement Manager deems necessary to remedy said inaccuracy or mistake.

e. **Good Funds**. The Disbursement Manager will not be liable for disbursements until funds in actual cash or Letter of Credit, have been deposited into the Disbursement Account.

f. **Bonding** EMS Financial Services maintains a Fidelity bond to protect the value of the Disbursement deposited funds. The Disbursement Manager will have no obligation to provide this protection until a Disbursement account has been established and the funding protection requirement has been presented to EMS Financial Services. Within 24 (twenty four) hours after the closing of the Disbursement account, EMS Financial Services will be automatically released from any and all protection requirement.

ITEM 8 **Miscellaneous.**

a. **No Agency.** This Agreement does not in any way create the relationship of principal and agent, joint, venture, partner, or employer and employee between EMS Financial Services and the parties.

b. **Confidentiality and Non-Circumvent.** The Disbursement Manager acknowledges that the identity of the supplier and the customer, the buying and selling prices and therefore the mark-up amounts are "confidential information". The Disbursement Manager agrees that it will not disclose the buying and selling price, the mark-up amounts to any party; that it will not disclose the identity of the Supplier to the customer. The Disbursement Manager shall not be required to disclose any such information. Carrier and customer agree not to circumvent this deal by contacting each other.

c. **Notices.** Any notice required or permitted to be given hereunder shall be in writing and shall be deemed given and effective when delivered personally, or by private express service such as, without limitation, Federal Express, and Addressed to the parties as follows:

As to Supplier: REFER TO AGREEMENT ON FILE
As to Customer: REFER TO AGREEMENT ON FILE
As to Carrier: REFER TO AGREEMENT ON FILE
As to Disbursement Manager: EMS Financial Services, DBA
James M. Nicholson
138 Twin Lakes Drive
Gettysburg, Pennsylvania 17325
800-800-1958
e-Fax: 1-801-757-6783
e-mail: emsllc1@earthlink.net

d. **Governing Law.** This Agreement shall be construed in accordance with and be governed by the laws of the State of Maryland.

e. **Entire Agreement**. This Agreement supersedes all prior discussions, negotiations and agreements between the parties with respect to the subject matter hereof and this Agreement contains the sole and entire agreement between the parties with respect to the matters covered hereby. There are no promises, agreements, conditions or undertakings, either oral or written, between the parties and relating to the subject matter of this Agreement other than those set forth or referred to herein.

f. **Severability.** In the event any portion of this Agreement may be determined by a court of competent jurisdiction to be unenforceable, the balance of the Agreement shall be severed there from and shall remain in full force and effect unless a failure of consideration would thereby result.

g. **Modifications**. No amendment or modification of the terms or provisions of this Agreement shall be valid, unless same shall be in writing and signed by both of the parties hereto.

h. **Interpretation**. Should any provision of this Agreement require judicial interpretation, it is agreed that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party be reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same, it being agreed that the agents of all parties have participated in the preparation hereof.

i. **Authority to Execute**. Each person executing this Agreement on behalf of such person or organization represents and warrants that he or she is fully authorized to execute and deliver this Agreement on behalf of such person or organization. Each member of each party represents and warrants to all members of all other parties that no consent of any person not a party to this Agreement is necessary in order for this Agreement to be fully and completely binding upon each member of the parties hereto.

j. **No Third Party Beneficiaries.** This Agreement is not intended nor shall be construed to create, vest, or convert any right in or upon any entity or person not a party to this Agreement.

k. **Counterparts.** This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. **Gender.** Word of any gender used in this Agreement shall be held and construed to include the other gender, and words in the singular shall be held to include the plural and vice versa, unless the context requires otherwise.

m. **Survival.** Any obligations and covenants of the Customer hereunder which by their nature would continue beyond the termination, cancellation or expiration of the Agreement shall survive such termination, cancellation or expiration.

n. **Binding Effect**. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and permitted assigns.

o. **Industry Terms**. Words having well-known technical or trade meanings shall be so construed.

ITEM 9 **Dispute Resolution**

a. **Negotiation Phase**. In the event of any dispute, claim, question, or disagreement arising from or relating to an invoice. EMS will, when appropriate, release the non-disputed funds to the other members of the MASTER PROJECT and the parties hereto shall use their best efforts to settle the dispute, claim, question or disagreement. EMS will notify all parties that they have five (5) business days to negotiate with one another, supplying all relevant documentation including Call Detail Records (CDR's) if necessary. To this effect, they shall negotiate, with each other in good faith, recognizing their mutual interests, and attempt to reach a just and equitable solution satisfactory to both their mutual interests. In the event they cannot reach such solution in five (5) business days from the day the invoice was deemed in dispute, then EMS will administer the dispute and draw both parties into the Mediation Phase.

b. **Mediation Phase.** If a dispute arises out of or relates to an invoice, and if the dispute cannot be settled through negotiation, before submitting the dispute to arbitration, parties agree first to try in good faith to settle the dispute by mediation administered by EMS. The parties will have five (5) business days, after the negotiation phase has ended, to submit any and all documentation, including CDR's if necessary, to EMS for evaluation. EMS will then provide judgment on the dispute no later than five (5) business days after notifying both parties all documentation has been received.

During this phase if CDR Reconciliation is necessary. The parties agree to fees derived from the utilization of F-Line Technologies, Concept-Tel traffic management software. A thorough analysis of the CDR's in question will provide a record and statistics revealing the facts within the CDR's. EMS will then render its decision providing both parties with the documentation upon which the decision was based. Either party, by written notice, can end this process at any time and choose Arbitration.

c. **Arbitration Phase.** If for whatever reason either party, having in good faith participated in negotiation and neutral third-party mediation, having agreed to these terms and conditions, shall submit to arbitration administered by the American Arbitration Association, in accordance with its Commercial Arbitration Rules (including the Optional Rules for Emergency Measures of Protection), OR, when necessary, the International Arbitration Rules of the International Center for Dispute Resolution, and judgment on the award by the arbitrator(s) may be entered into any court with jurisdiction thereof. Parties will be responsible for fees and judgments incurred in this phase and EMS will release funds according to the specifications of the judgment.

This is the end of the Terms

CONSULTING CONTRACT
J Floyd Swilley Investment Advisors

J. Floyd Swilley, Investment Advisors

Registered under the laws of South Carolina

November 15, 2008

Harry L. Montgomery
Chief Financial Officer
ComTrust Communications, LLC
338 Jesse Street, Suite A
Myrtle Beach, SC 29579

RE: ENGAGEMENT OF SERVICES

Dear Algie:

This will confirm that J. FLOYD SWILLEY dba J. FLOYD SWILLEY, INVESTMENT ADVISOR ("SWILLEY") has been retained as a Investment Adviser to ComTrust Communications, LLC (the "Client") to perform such services as the Client may reasonably request. The term of this agreement (the "Agreement") shall extend through January 31, 2009, provided, however, that either the Client or SWILLEY may terminate this Agreement prior to such date and as of the end of any month upon no less than 30 days prior written notice.

As part of and concomitant with its services as investment advisor to the Client, SWILLEY will undertake to:
Provide those certain financial services necessary assist client in preparing, offering and completing a securities offering pursuant to exemptions promulgated under 3(b) and Regulation A and or section 504, 505, and 506 of Regulation D of the United States Securities Acts Of 1933 And 1934 As Amended in an amount not to exceed a total of twenty five million and no/100 dollars ($25,000,000.00) in United States currency less any and all costs and fees. Swilley shall be engaged on a best efforts basis for the intended transaction. The projected costs of the transaction shall not exceed ten percent of the sums raised. Terms and costs of the offering to be determined in an offering memorandum attached hereto upon completion and incorporated by reference.

To wit SWILLEY shall provide financial services including but not limited to the following:

A. Design offering suitable to the needs and desires of client; and,
B. Coordinate a market analysis of such offering to determine the viability; and,
C. Engage on behalf of client those legal, accounting and marketing professionals as needed to reasonably prepare and complete such offering; and,
D. Coordinate the preparation, construction, filing, administration, marketing and management of the raise effort; and,
E. Establish, train, oversee and assist the officers and directors of the firm in securities sales and placement or in the alternative engage wholesale marketing team to promote and market offering throughout the broker dealer community; and,
F. On behalf of the client, perform and coordinate all regulatory functions as dictated and required by the us securities acts, state acts and regulatory commissions; and,
G. Provide any other financial services functions that client may reasonably request and that SWILLEY is licensed and competent to perform.

For services and value received the Client agrees to pay an hourly fee of one hundred and no/100 dollars ($ 150.00); and, Client shall be billed on an as incurred basis for all services, costs and expenses as incurred. Normally all charges are payable from the organizational and operational costs allocation of the offering after the initial deposit. Client shall be responsible for payment of all fees, expenses and costs as incurred; and,

Client shall be responsible for reimbursement of any normal, reasonable and customary expenses incurred on behalf of the Client including but not limited to airfare, care rentals, lodging and meals; and,

It is contemplated that from time to time the Client may request SWILLEY to perform investment services in connection with matters involving the Client, which may require the services of outside registered firms such as broker-dealers. Any fees which SWILLEY shall become entitled to receive from the outside firm in connection with the performance of any such services shall be set forth in a separate agreement between the Client and the outside firm and shall be in addition to the compensation provided for herein. SWILLEY, however, will have no obligation to enter into any separate agreement, the terms and conditions of which must be negotiated between SWILLEY and the Client.

In order to enable SWILLEY to render its services hereunder, the Client agrees to provide to SWILLEY, among other things, all reasonable information requested or required by SWILLEY including, but not limited to, information concerning historical and projected financial results and possible and known litigious, environmental and other contingent liabilities. The Client also agrees to make available to SWILLEY such representatives of the Client, including, among others, directors, officers, employees, outside counsel and independent certified public accountants, as SWILLEY may reasonably request. The Client will promptly advise SWILLEY of any material changes in its business or finances. The Client represents that all information made available to SWILLEY by the Client will be complete and correct in all material respects and will not contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. In rendering its services hereunder, SWILLEY will be using and relying primarily on such information without independent verification thereof or independent appraisal of any of the Client's assets. SWILLEY does not assume responsibility for the accuracy or completeness of the information to which reference is made hereto and Client will further indemnify and hold harmless and defend SWILLEY, SMS or any of its affiliates from any action that may arise out of a material misstatement or inaccuracy contained in any and all information provided by Client .

The services herein provided are to be rendered solely to the Client. They are not being rendered by SWILLEY as an agent or as a fiduciary of the shareholders of the Client and SWILLEY shall not have any liability or obligation with respect to its services hereunder to such shareholders or any other person, firm or corporation.

The Client and SWILLEY hereby agree that the agreement herein is not assignable and should either party attempt to assign the instant agreement it shall become null and void.

This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings and agreements between the parties. This Agreement cannot be terminated or changed, nor can any of its provisions be waived, except by written agreement signed by all parties hereto wherein such change has been further confirmed by the affixing of the initials of the parties adjacent to such change or except as otherwise provided herein. This Agreement shall be binding upon and inure to the benefit of any successors and assigns of the Client and SWILLEY.

This Agreement shall be governed by and construed to be in accordance with the laws of the State of South Carolina applicable to contracts made and to be performed solely in such state by citizens thereof. Any dispute arising out of this Agreement shall be submitted for alternative dispute resolution prior to adjudicated in the courts of the State of South Carolina or in the federal courts sitting in the District of South Carolina, and the Client hereby agrees that service of process upon it by registered or certified mail at its address set forth above shall be deemed adequate and lawful. The parties hereto shall deliver notices to each other by personal delivery or by registered or certified mail (return receipt requested) at the addresses set forth above.

The Client acknowledges that J. Floyd Swilley, Investment Advisor will not provide investment custodial or clearing services to the Client but will, should such services be needed, introduce the Client to NASD licensed Broker Dealers. The Client acknowledges that SWILLEY has informed it of any potential conflicts of interest, which may exist, including but not limited to the services provided to other clients and the fact that such services will continue in the future. Swilley has also informed the Client of its policy relative to disclosure and privacy and further acknowledges that it understands that its information shall only be released under court order or similar legal authority or by the express written permission of the Client.

SWILLEY has informed Client that it is a Registered Investment Advisor governed by the title 35 of the South Carolina Code and the United States Securities Acts of 1933 and 1934 as amended. The firm is duly registered in the State of South Carolina at the time of engagement. The Client acknowledges that it has received a copy of the SEC Form ADV II as it relates to Swilley and has reviewed same as it deems necessary. It also acknowledges that the client has made reasonable investigation as necessary to engage the services of SWILLEY. SWILLEY has advised the Client that it will not take discretionary control over the administration of its portfolio. Should SWILLEY determine that the firm will accept discretionary accounts and the Client determines that it desires such service a new contract will be executed to reflect such terms and conditions at that time.

Please confirm that the foregoing is in accordance with your understanding by signing upon behalf of the Client and returning an executed copy of this Agreement, together with the warrant or warrants described herein, whereupon after execution by SWILLEY this Agreement shall become binding between the Client and SWILLEY. A telecopy of a signed original of this Agreement shall be sufficient to bind the parties whose signatures appear hereon.

Very truly yours,

J. FLOYD SWILLEY, INVESTMENT ADVISORS

By: ______________________
Floyd Swilley
Senior Principal

ACCEPTED AND AGREED TO:

Client ____________________

By: ________________________ Date: __________________

Attachment Form ADV II
ADV II is available via SEC Website CRD Number is 1463888

HART COMMUNICATIONS CONTRACT WITH GLINKS FOR NETWORK SERVICES

Hart provides network services to ComTrust Communications through G-Links following is the contract between G-Links and Hart Communications.

NON-DISCLOSURE AND NON-CIRCUMVENTION AGREEMENT

THIS AGREEMENT (the "Agreement"), effective on this 20th day of February, 2008, between HEART Communications Inc., a New York corporation, ("HEART"), whose principal business address is 43 Kristin Lane, Hauppauge, New York, 11788 and
Glink. ,a **North Carolina** Corporation (**"Company"**), with its principal office located at

____

____

is to protect confidential information, including financial information, disclosed by either party to the other.
The term "Affiliate" means, with respect to any Party, any entity that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a Party. "Control" (including the terms "controlled by" and "under common control") means the possession directly or indirectly of the power to direct or cause the direction of the management or policies of an entity.
HEART and Company will be referred to individually as "Party" and collectively as the "Parties". The Parties wish to enter into this Agreement.

The Parties agree as follows:

1. <u>Confidential Information</u>. For purposes of this Agreement, the Party disclosing Confidential Information is the "Discloser," and the Party receiving Confidential Information is the "Recipient." Confidential Information means all nonpublic information concerning the Parties' business, whether disclosed by either party, their parent company, subsidiaries, affiliates, or agents, including, but not limited to, all tangible, intangible, visual, electronic, present, or future information such as: **(a)** trade secrets; **(b)** financial information, including pricing, gross/net revenue data and information pertaining to credit worthiness; **(c)** technical information, including research, development, procedures, algorithms, data, designs, and know-how; **(d)** business information, including operations, planning, marketing interests, and products; and **(e)** the terms of any agreement between HEART and Company and the discussions, negotiations and proposals related to that agreement. Confidential Information disclosed to the other Party must be clearly identified. Written Confidential Information must be clearly marked in a conspicuous place with an appropriate legend identifying the information as confidential. Confidential Information that is not written must be identified as Confidential Information at the time of disclosure and confirmed in writing delivered to the Recipient within 30 days following its disclosure. The protections of this Agreement will apply during those 30 days.

2. <u>Confidential Information Exceptions</u>. The Recipient does not have an obligation to protect Confidential Information that is: **(a)** in the public domain through no fault of the Recipient; **(b)** within the legitimate possession of the Recipient, with no confidentiality obligations to a third party; **(c)** lawfully received from a third party having rights in the information without restriction, and without notice of any restriction against its further disclosure; **(d)** independently developed by the Recipient without breaching this Agreement or by parties who have not had, either directly or indirectly, access to or knowledge of the Confidential Information; or **(e)** disclosed with the prior written consent of the Discloser. If Confidential Information is required to be produced by law, court order, or governmental authority, the Recipient must immediately notify the Discloser of that obligation. The Discloser may move the ordering court or authority for a protective order or other appropriate relief.

3. <u>Term</u>. The term of this Agreement is two (2) years from the effective date ("Term"). Either Party may terminate the Agreement at any time on ninety (90) days written notice, unless another agreement between the Parties provides differently. The Parties' obligations not to disclose or improperly use Confidential Information received during the Term will continue for two (2) years after this Agreement expires or is terminated. Early termination of this Agreement does not relieve the Recipient of its obligations for Confidential Information exchanged before the effective date of termination.

4. <u>Use of and Duty of Care to Protect Confidential Information</u>. The Recipient will use the Confidential Information only to further the relationship between the Parties. Confidential Information may not be disclosed to any third party without the written consent of the Discloser. Each Party agrees that the other may disclose Confidential Information it receives to its subsidiaries or affiliates (or agents who have a need to know and have a non-disclosure obligation at least as restrictive as this Agreement), subject to the terms of this Agreement. The Recipient must provide at least the same reasonable care to avoid disclosure in breach of this Agreement or unauthorized use of the Confidential Information as it provides to protect its own similar confidential information. The Recipient will not reproduce Confidential Information except to accomplish the purpose of this Agreement.

5. <u>Ownership</u>. Confidential Information remains the property of the Discloser. No rights, licenses, trademarks, inventions, copyrights, patents, or other intellectual property rights are implied or granted under this Agreement, except to use the Confidential Information as provided in this Agreement. On this Agreement's termination or at the Discloser's request, all written, recorded, graphical, or other tangible Confidential Information, including copies, must be returned to the Discloser or destroyed by the Recipient. At the request of the Discloser, the Recipient will furnish a certificate, signed by an officer of the Recipient, certifying that any Confidential Information not returned to the Discloser has been destroyed.

6. <u>Non-Circumvention</u>. In consideration of HEART' disclosure of the Confidential Information, the Recipient shall not at any time prior to the second anniversary date of this Agreement, attempt in any manner to commercially exploit HEART' proposed business concepts and plans or any of the Confidential Information without HEART' prior written consent, that may be given or withheld by HEART in its sole discretion.

7. **Representations**. Each Party warrants that it has the right to disclose all Confidential Information that it discloses to the other Party. Otherwise, neither Party makes any representation or warranty about the Confidential Information. Neither Party will be liable for

indirect, incidental, punitive, or consequential damages for any cause of action, whether in contract, tort, or otherwise, arising out of a breach of this Agreement.

8. **Breach of Agreement**. Any claim a Party has for breach of this Agreement must be filed (a) within nine (9) months of the Discloser's first knowledge of the breach, and (b) no later than nine (9) months after the expiration of the period that the Recipient has a duty to protect the Confidential Information.

9. **Right to Enjoin Disclosure**. The Parties acknowledge that a Recipient's unauthorized disclosure or use of Confidential Information may result in irreparable harm. If there is a breach or threatened breach of this Agreement the Discloser may seek a temporary restraining order and injunction to protect its Confidential Information. This provision does not alter any other remedies available to either party. The Party who has breached or threatened to breach this Agreement will not raise the defense of an adequate remedy at law.

10. **No Partnership or Joint Venture Formed**. The exchange of Confidential Information between the Parties is not and does not create a partnership, joint venture, or other form of legal entity or business enterprise. Any business relationship between the Parties will be governed by a separate agreement.

11. **Compliance with Laws**. Each Party will comply with all laws and regulations, including the applicable international laws and the applicable export laws and regulations for any technical data exchanged under this Agreement.

12. **Translation**. This Agreement may be executed in English and one or more languages. In the event there is a conflict between the English version and any other language version, the English version will control.

Signature____________________________

G- Link
Russel Eddins
President

Date : 05/24/2008

13. **Miscellaneous**. Each Party acknowledges that the other Party may be performing the same or similar services for others in the same industry and that a Party may use the same personnel to provide those services to others in the same industry and to develop new products and services. These personnel must continue to abide by the terms of this Agreement.

14. **General**. This Agreement: (a) is governed by applicable regulations and laws of the State of New Jersey, without regard for its choice of law provisions; (b) represents the Parties' entire understanding regarding Confidential Information, and supersedes any prior agreements or discussions, written or oral, regarding Confidential Information; (c) may be modified only by written amendment signed by the Parties' officers or authorized designees; (d) is to be considered severable, and if any provision of this Agreement is illegal or unenforceable, the unaffected provisions will remain in effect; (e) contains headings for reference only; these headings have no effect on any provision's meaning; and (f) does not extend to any third-party beneficiaries. If either Party fails to enforce any right or remedy under this Agreement, that failure is not a waiver of the right or remedy for any other breach or failure by the other Party.

By signing below, the Parties agree to this Agreement's terms effective on the date written above.

By signing below, the Parties agree to this Agreement's terms effective on the date written above.

Signature____________________________

HEART COMMUNICATIONS INC.
Reginald Gousse
Vice President ,CTO
Date: 05/24/2008

Proposal for Network Management

Company Name: G-Link
Contact Person: : Russell Eddins

The following is Heart Communications Inc.'s proposal to G- Link for services. The Equipment utilized for this project will be housed at Heart Communications Inc.'s NOC facility in Aberdeen, New Jersey and New York

This Offer is for deployment of Porta Billing 100 SMP virtual Environment for radius management of the following customer's equipments. Configuration of the customer's equipments will also be part of the install.

- LA Site Cisco 5400 with a DS3 card for VOIP interconnect
- LA Site Lucent Excel TDM switch for TDM interconnect
- LA Site Cisco 5400 with 16 T1 card for VOIP interconnect
- FL site Cisco 5800 for TDM and VOIP interconnect
- Possible FL site Lucent Excel TDM switch for TDM interconnect

With this setup the network management and Billing will be centralized and also provide intelligent LCR capacity to the whole network.
A MVTS server will also be installed to handle the Voip traffic and also provide transcoding (G729, G711, GSM, etc) and transprotocol (SIP , H323) functionality

The 2 sites could be expended with no setup charges with the addition of our own equipments (Cisco 5850) that would be interconnected via TDM from New York to Miami Collocation facilities.

All this setup allows for a easy and effective managed Network and the assurance to provide quality service to your customers without the need of extensive investment and technical support specialist.

Following are a list of Terms and Benefits that customer must accept before services can be rendered

- $5000 security deposit. This deposit is based on estimated weekly traffic. This security deposit will be credited after 3 months of service.
- A charge of 0.33/10 (0.00033) of a cent per minute used (1/1 billing increment) for support managed switch service for all USA traffic and International termination where Heart Communications is either a customer or a vendor.
- A charge of 0.75/10 ($0.00075) of a cent per minute used (1/1 billing increment) for all International Managed traffic.
- The weekly billing will be done on a per week basis base on the above terms. Invoices will be delivered on Monday Morning and Payment is expected no later than Wednesday 2PM EST.

Other Benefits with the service are:

- Full Virtual environment root access to the Porta management.
- Dedicated MBTS 3.1.3 soft switch with sip kit (1000 ports) .
- Anonymous access to preferred traffic exchanges between carriers registered of the network. All purchase will be done separately base on sign CSA exhibits.
- 24 X 7 X 365 NOC support thru our line chat and Trouble ticket system.
- NOC provisioning services from 9AM to 5 PM EST Monday to Friday
- Problem resolution within 24 hours.
- Daily configuration Backup for Disaster recovery.
- Remote technical support for Hardware configuration at customer' site(s).

The Diagram below describes the proposed solution



FL Site
PORTA Billing100
PSTN
TDM
VoIP
Cisco
5800
Radius
PSTN
TDM
Lucent
Excel
Radius
To VoIP and TDM Vendors
thru attached GW or Switches
B
PSTN
Vendors
Slave
L.A Site
Lucent
Excel
Radius
TDM
PSTN
TDM
Radius
VoIP
PSTN
Cisco
5400
LCR
Billing reports
Routing
Authentication
Web Interface
Central Management
NY Site
PSTN
TDM
VoIP
Cisco
5850
Radius
Radius
VoIP
PSTN
Cisco
5400
PSTN
VoIP
MVTS
3.1.3
Radius

Installation Time: 5 days from date deposit clears bank

Bank Account Information
Citibank
Reference: Heart Communications
806 State Highway 35 North
Eatontown, NJ 07724, USA
ABA No: 021272655
Account No: 759231496
Swift: CITIUS33

Please advise us in writing of your acceptance of this proposal and payment terms described above. We will then send you an official agreement to confirm the relationship. Thank you for your interest in our services. For your convenience we also have included the company banking info and a signed NDA.

Best regards,



REGINALD GOUSSE
CEO
HEART COMMUNICATIONS, INC.

EXHIBIT V
ESCROW AGREEMENT

The intended offering does not have a minimum impound therefore there is no escrow agreement.

EXHIBIT VI
CONSENTS

Legal Consent is contained in legal opinion under Exhibit VII

SAGE Consulting hereby consents to the filing of financial statements prepared on behalf of ComTrust Communications, LLC. The financial statements presented herein are compilations based upon representations of management. SAGE Consulting has not made any independent investigation as to the accuracy of the data rather has presented information provided by management according to generally accepted accounting principles. We also consent to the statements being used as an exhibit to Form 1-A and the offering circular. In giving such consent, we do not admit that we fall within the category of persons whose consents are required by Section 7 of the Securities Act or the Commission's rules and regulations there under.

Sincerely,

J. Floyd Swilley, RFC MFM MFP
Sr. Partner on behalf of SAGE Consulting.

EXHIBIT VII
LEGAL OPINION

BRIAN YUDEWITZ, P.C.
Attorney at Law
43 Kristin Lane
Hauppauge, New York 11788

Telephone (631) 921-6492
Facsimile (631) 951-0399

Brian J. Yudewitz
Admitted in NY and Texas

November 21, 2008

ComTrust Communications, LLC
338 Jesse Street, Suite A
Myrtle Beach, SC 29579

Re: ComTrust Communications LLC., Convertible Note Offering pursuant exemption promulgated under Regulation A of the 1933 Securities Act

To Members of the Company and other relevant parties:

We have acted as counsel to ComTrust Communications, LLC, a South Carolina Limited Liability Company (the *"Company"*) regarding general legal matters. We have been asked to issue an opinion as to the convertible notes offering under exemptions promulgated under Regulation A of the 1933 Securities Act.

We have examined original, photo static or certified copies of records of the Company, including the Articles of Organization as amended, the Convertible Note Indenture, the Operating Agreement of the Company, company resolutions and minutes, the Form 1-A and other documents as we have deemed relevant and necessary for purposes of the opinions hereinafter set forth. We assume the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals and the conformity to authentic originals of all documents and instruments submitted to us as certified or photostatic copies based upon the representations made to us by the Company. As to various questions of fact material to our opinions we have relied upon representations made to us by officers and directors of the Company and we have not conducted or received independent verification of those facts.

Based on the foregoing, we are of the opinion that (i) the convertible notes will be issued upon acceptance of subscription (ii) the Notes as well as the Shares held in treasury for satisfaction of the conversion option have been duly and validly authorized and (iii) when the Option is exercised and the Shares are issued against payment in accordance with the terms of the Conversion Option, the Shares will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Form 1-A as well as the offering circular and to the use of our name under the caption *"Legal Matters"* in the prospectus forming a part of the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required by Section 7 of the Securities Act or the Commission's rules and regulations thereunder.

Very truly yours,

Brian J. Yudewitz

BJY/hs

SIGNATURES

The issuer has duly cased this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Myrtle Beach, State of South Carolina, on December 12, 2008.

ComTrust Communications, LLC

By ______________________________
Laurel K. Swilley, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By ______________________________
Laurel K. Swilley, Chief Executive Officer

By ______________________________
Harry L. Montgomery, Chief Financial Officer

END